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REGISTRANT'S NAME Compagnie Financiere Richemont

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AUG 10 2007
THOMSON
FINANCIAL

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DAT : 8/7/07

RICHEMONT

Annual Report and Accounts 2007

Compagnie Financière Richemont

Group sales by region


42%
Europe
€ 2 042 million
15%
Japan
€ 731 million
21%
Americas
€ 984 million
22%
Asia-Pacific
€ 1 070 million

Sales by business area


50% Jewellery Maisons
26% Specialist Watchmakers
12% Writing Instrument Maisons
6% Leather and Accessories
6% Other Businesses

Jewellery Maisons (€ m)


2007 2 435
2006 2 227
2005 1 938

Specialist Watchmakers (€ m)


2007 1 203
2006 1 063
2005 870

Writing Instrument Maisons (€ m)


2007 585
2006 497
2005 424

Leather and Accessories Maisons (€ m)


2007 307
2006 283
2005 259

Other Businesses (€ m)


2007 297
2006 238
2005 180

Our year

Financial highlights

Sales (€ m)

Year	Value
2007	4 827
2006	4 308
2005	3 671

Earnings per unit, diluted basis (€)

Year	Value
2007	2.331
2006	1.951
2005	2.185

Operating profit (€ m)

Year	Value
2007	916
2006	741
2005	561

Dividend per unit (€)

Year		Value
2007		0.65
2007	SPECIAL DIVIDEND	0.60
2006		0.60
2006	SPECIAL DIVIDEND	0.50
2005		0.50
2005	SPECIAL DIVIDEND	0.50

Net profit attributable to unitholders (€ m)

Year	Value
2007	1 328
2006	1 094
2005	1 212

- Sales increased by 12 per cent to € 4 827 million
- Operating profit from the luxury goods businesses increased by 24 per cent to € 916 million. Excluding non-recurring items, operating profit increased by 26 per cent to € 900 million .
- Net profit, including the Group's share of the results of British American Tobacco, increased by 21 per cent to € 1 329 million. Excluding the impact of non-recurring items in both years, net profit attributable to unitholders increased by 21 per cent to € 1 350 million
- The overall dividend for the year, at € 1.25 per unit, represents an increase of 14 per cent
- Cash generated by the Group's luxury goods operations was € 970 million

Contents

Richemont is one of the world's leading luxury goods groups.

The Group's luxury goods interests encompass several of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, Alfred Dunhill and Montblanc.

Each of the Group's Maisons represents a proud tradition of style, quality and craftsmanship which Richemont is committed to preserving.

The individual heritage and identity of each Maison is rigorously guarded, the designers and craftsmen being constantly challenged to keep the heritage alive through a continuous process of reinvention and innovation.

In addition to its luxury goods businesses, Richemont also holds a significant investment in British American Tobacco – one of the world's leading tobacco groups.

Cautionary statement regarding forward-looking statements
This document contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'should', 'estimate', 'project', 'plan', 'believe', 'expect', 'anticipate', 'intend', 'potential', 'goal', 'strategy', 'target', 'will', 'seek' and similar expressions may identify forward-looking statements. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group's control. Richemont does not undertake to update, nor does it have any obligation to provide updates or to revise, any forward-looking statements.




Jewellery Maisons


Specialist Watchmakers


Writing Instruments Maisons


Leather and Accessories Maisons


Other Businesses

Executive Chairman's review



JOHANN RUPERT, EXECUTIVE CHAIRMAN

Richemont has again enjoyed a year of substantial growth in sales and profitability.

THE YEAR

Supported by a generally positive economic background in most of the major markets in which the Group's luxury goods businesses operate, sales increased by 12 per cent to € 4 827 million and operating profit grew by 24 per cent to reach € 916 million.

Net profit attributable to unitholders for the year was € 1 328 million, reflecting the good results of the luxury businesses as well as the strong performance of the Group's tobacco interests. The investment in British American Tobacco ('BAT') contributed € 539 million to net profit for the year.

DIVIDENDS

Given the excellent performance of the luxury businesses this year, your Board has recommended an increase of 8 per cent in the regular dividend, bringing it to € 0.65 per unit.

Over the last two years, Richemont has paid over € 555 million in special dividends, largely out of the proceeds from the disposal of the final tranche of BAT redeemable preference shares received in 1999 upon the merger of Rothmans International and BAT. In the light of the strong cash flow from the BAT interest and BAT's stated policy of increasing its own dividends, your Board has decided that it would be in order this year to increase the special dividend to € 0.60 per Richemont unit.

In total, therefore, the dividend to be paid following approval at the Annual General Meeting this September will amount to € 1.25 per Richemont unit.

LUXURY OVERVIEW

Despite the broad price stability that we have seen in most developed markets in recent years, there has been considerable upward pressure in segments of the market typified by exclusivity, prestige and scarcity value. One example is the art world, where substantially higher prices have been paid across the spectrum, from old masters to contemporary works. Equally, property prices have boomed in many areas and premium prices are being paid at auction for fine wines, prestige cars and objets d'art. This has been reflected too in the prices paid for historic jewellery and timepieces. Considerable value attaches to the uniqueness and craftsmanship inherent in such pieces, which become a part of family history as they pass from generation to generation. Richemont's Maisons seek to maintain those elements of craftsmanship, style, heritage and quality that were and still are so important to each and every piece produced.

Historically, those at the forefront in terms of taste and style in any given period have been the principal clients of the luxury houses. The archives of Cartier, Van Cleef & Arpels and the Group's specialist watchmakers reflect the style leaders of the day, whether they be royalty, the Hollywood stars of the glamour years of the 1920s and 30s or the denizens of high society in Paris, New York and London.

Today, luxury has become available to a wider market, albeit one which still looks for the hallmarks of heritage, design and craftsmanship as exemplified by Richemont's luxury Maisons. However, in today's world, history must be complemented by modernity in terms of design, materials and technology. Our Maisons strive to meet those demands.

Richemont provides the Maisons with the framework – both in terms of operational and financial support – within which they can continue to grow and prosper. It is not the Group's objective to look for growth at any cost. Rather, the strategy is to seek avenues – which will differ from business to business – to allow



Skilled craftsmanship is key to the products of A. Lange & Söhne

the individuality of the Maisons to survive and develop over a long time horizon.

In March this year, we announced a major joint venture with Polo Ralph Lauren to manufacture and market luxury jewellery and watches under the Polo Ralph Lauren name. This is an exciting opportunity to collaborate with a leader in the field of premium lifestyle products. We look forward to a long and fruitful collaboration and expect to launch the first ranges during the course of next year.

BRITISH AMERICAN TOBACCO

Richemont's origins lie in the tobacco industry, which formed the backbone of the business until the merger of Rothmans International with BAT in 1999. Today, the investment in BAT – in terms of market value – represents some 35 per cent of the Group's market capitalisation.

BAT has paid £ 192 million in dividends to Richemont and its market value has grown from £ 5 437 million to £ 6 197 million over the twelve-month period to 31 March this year. The BAT interest has proved to be an excellent strategic investment for the Group.

At the time of the merger of Rothmans International and BAT, both Richemont and its joint venture partner, Remgro Limited, indicated that they had no intention of seeking to take control of BAT. Richemont and Remgro agreed not to acquire any further shares in the company and to cap the voting rights in respect of the shares that they held in BAT at 25 per cent. However, as a consequence of the share buy-back scheme operated by BAT, Richemont and Remgro's combined interest has increased gradually and the companies currently hold a combined interest of 29 per cent in BAT; of this, Richemont's effective interest in BAT amounts to 19 per cent.

Were the combined holding to reach 30 per cent of BAT's share capital, it would normally trigger a compulsory bid for the balance of the shares that Richemont and Remgro did not already own.

To avoid this obligation, BAT's shareholders voted at its annual general meeting earlier this year to allow Richemont and Remgro's interest to increase beyond the 30 per cent threshold and to waive the bid requirement. The approval of the London Takeover Panel was also obtained to the waiver of the compulsory bid obligation.

The waiver will allow Richemont and Remgro to continue to hold the same number of shares in BAT, whilst BAT is free to continue with the buy-back programme.

A RESPONSIBLE APPROACH TO BUSINESS

At the heart of Richemont's luxury strategy is a desire to maintain, grow and extend the renown of each of the businesses, respecting their individuality and heritage. We have always recognised the need for this to be achieved in a manner which is environmentally sustainable and responsible, treating our employees, business partners and customers equitably.

Climate change is a topical issue and, despite the hype, is a very serious problem, which will affect every one of us. There is growing acceptance that mankind is responsible for global warming and climate change.

Although it is too early to say exactly what the impact of climate change may be on the luxury goods industry, it is likely that the effects will be indirect rather than direct. The impact could be in terms of the cost of raw materials, in exchange rate movements or the spending patterns of consumers generally.

As individuals and as a company, we can and should seek to minimise our impact on the environment. Within Richemont, we have initiated a programme to reduce energy consumption and extend environmentally-friendly practices with a view to cutting down the Group's CO_2 footprint. We aim, as a group, to be carbon neutral by 2009, offsetting any residual CO_2 from our operations by way of investments in carbon reduction and accumulation programmes and the purchase of carbon credits.

*Unique pieces are created in Cartier's High Jewellery workshop at 13 rue de la Paix, Paris





Clelia ring in white gold and diamonds, 5.31 carats, from Van Cleef & Arpels' Une Journée à Paris collection

You can find out more about Richemont's commitment in terms of corporate responsibility and sustainability on pages 52 to 54 of this report and on the Group's website.

CORPORATE GOVERNANCE

The year saw two of our most respected board members retire at the time of the Annual General Meeting ('AGM'). Both Leo Deschuyteneer and Ernst Verloop have contributed immensely to the Group over the years since its formation. Our thanks to both of them for their valued contribution to the Group and our best wishes for the future. At the 2006 AGM, Mr Ruggero Magnoni and Mr Jan Rupert were appointed to the Board. Biographical details of the Board are given on pages 59 to 61 of this report.

This year, the directors have nominated Mrs Anson Chan for election to the Board of the Company. Mrs Chan retired in 2001 as Chief Secretary for Administration of the Hong Kong Special Administrative Region Government after nearly 40 years' service. She was appointed as Chief Secretary in 1993 and made a significant contribution to stability and continuity in the early years following Hong Kong's reunification with China in 1997. Mrs Chan has broad-ranging experience in the fields of finance, the economy, commerce and industry and serves on the boards of a number of international organisations and companies. She is a member of the Asia-Pacific Advisory Board of Barclays Group and is an Honorary Fellow of the School of Oriental and African Studies at the University of London. We look forward to drawing on her experience and her understanding of China and the Chinese market.

CURRENT TRADING AND OUTLOOK

I mentioned in the interim report that I was concerned about the capacity of our supply chain to meet the demand for certain watch models. This continues to be the case but I am confident that solutions will be found. We will work closely with our partners in the Swiss watch industry and continue to invest in the development of the Group's own manufacturing capacity.

Although the weakness of the yen and the dollar – two key currencies for the Group – is a continuing issue, the outlook is nonetheless broadly positive for Richemont's luxury businesses. We currently expect to see good underlying growth in sales in most key markets over the coming year. Our expectations are supported by the positive trends seen during the latter half of the past year and the continued good performance in April 2007, when sales increased by 10 per cent at actual exchange rates.

Over the last five years, Richemont unitholders have enjoyed an average rate of return of 17 per cent per annum, taking into account both dividends and capital appreciation. That is a strong performance.

The global market for luxury goods is expanding. Our businesses are extending their reach into new markets and understand that they have to produce exciting and innovative products, combined with excellent service, to meet the demands of an ever more discerning clientele. Equally, from a corporate perspective, we must continually evaluate the appropriateness of our structures to meet the needs of the business and to ensure that the Group is optimally positioned to achieve our objective of continuing to grow the value of unitholders' investments over the long term.

As ever, there are uncertainties and challenges to be faced but we look forward with a degree of confidence to the year ahead.

Johann P. Rupert.

JOHANN RUPERT
EXECUTIVE CHAIRMAN
GENEVA, 24 MAY 2007

Group Chief Executive Officer's review



NORBERT PLATT, GROUP CHIEF EXECUTIVE OFFICER

The results of the past year are evidence of the success of Richemont's strategy of focusing on the integrity and individuality of each of the Maisons.

PERFORMANCE

The successful implementation of this strategy, combined with the Maisons' attention to design and creativity, has seen each of the businesses grow and the Group benefit.

Sales grew by 12 per cent at actual exchange rates during a year when the dollar and the yen – the two most important currencies to the Group – weakened significantly. All of the business areas saw sales growth of at least 10 per cent in local currency terms. Although trading conditions for luxury goods manufacturers generally have been good, this is an excellent achievement by Richemont's Maisons.

We also saw an improvement in gross margin and operating margins, as our manufacturing operations achieved optimum levels and we were able to achieve operating efficiencies from the Group's distribution infrastructure. With the operating cost base firmly controlled, the higher gross margin has largely flowed through to the bottom line.

The Group's operating profit increased by 24 per cent to € 916 million and the operating margin improved to reach 19 per cent of sales. We have key operating expenses under strict control and, in consequence, these increased by only 9 per cent, well below the rate of increase in sales.

RICHEMONT'S BUSINESSES AND OPERATIONS

Within each of its five business areas, Richemont's portfolio includes some of the world's premier luxury goods companies. Cartier is widely recognised as the world's leading jewellery house; Montblanc is the number one for writing instruments and the Group's seven specialist watchmakers make Richemont a global leader in Haute Horlogerie. The Group has one of the strongest portfolios in the luxury goods business.

The Group's strategy is to allow each of the businesses in the portfolio the freedom to develop scenarios for growth and, once these are approved, to provide the resources and support that the Maisons require to implement their plans. We encourage entrepreneurial thinking within the management of the Maisons and reward those managers accordingly. A system of key performance indicators recognises the need not only to grow the top line but also to link that growth to profitability and cash flow. Equally, the level of new product sales is a key metric, which encourages a continuous process of innovation.

In accordance with the empowerment of the management teams at the Maisons, Richemont has a decentralised management structure. However, Group management plays a key role in setting Group-wide policies, advising management of the operating entities and monitoring their activities.

The Strategic Product and Communications Committee ('SPCC') meets regularly with each of the management teams of the operating companies and is a key element of the liaison between the centre and the Maisons. Led by the Executive Chairman and drawing on the expertise of senior executives and central functions, the SPCC is the principal mechanism by which Richemont ensures that new product development and marketing plans remain true to the spirit of each of the Maisons, reflecting the core values that have helped the businesses grow over the last century or more.

From an operational standpoint, Richemont's objective is to provide the Maisons with first class support services both centrally and in the regions.

The Committee challenges operating managers as to their strategy for the Maison under their control, emphasising the need to retain an entrepreneurial approach within the framework of the larger organisation.

By way of example, having acquired Van Cleef & Arpels in 1999, Richemont encouraged its management to take time to develop a complete understanding of where its roots lay, its history and its core values. A very selective distribution network was created and the Maison's design ranges and marketing approach were systematically but sympathetically overhauled. In 2006, the 100th anniversary of Van Cleef & Arpels, the various initiatives came to fruition, culminating in the reopening of its prestigious home on Place Vendôme in Paris.

Montblanc also celebrated its 100th anniversary in 2006. In recent years, Montblanc has significantly broadened its product ranges and has rolled out an ambitious strategy of growing its boutique network. These strategies have been most successful but could not have been achieved without firstly establishing sound foundations for the business. Montblanc built on its recognised leadership of the market for writing instruments and – with Richemont's support – has now become a broadly-based, global luxury business catering to both men and women through its own network of retail stores and a network of selective distribution partners.

From an operational standpoint, Richemont's objective is to provide the Maisons with first-class support services both centrally and in the regions, as illustrated on the facing page. Most important of these are the regional distribution platforms that we have built around the world. The regional centres provide support to the Maisons in terms of logistics, IT, human resources, finance, general services and the Group's after sales service platform. This operates workshops in 33 locations and seeks to provide an efficient and high quality support to customers. Despite the increase in sales and the greater demands placed on the regional platforms, operating costs increased only marginally – well below the growth rate of the business.

Centrally, Richemont controls and provides support to the Maisons through specialised teams in areas including market intelligence, manufacturing and logistics services, intellectual property, human resources, real estate, IT, legal and finance. These functional divisions seek to provide a high standard of service to the operating businesses in the Group in a cost-effective way, sharing expertise and drawing on best practice from elsewhere in the organisation.

DEVELOPMENTS DURING THE YEAR

In pages 9 to 33 of this report, the managers of the Maisons set out their key achievements of the past year.

From a Richemont standpoint, we have made major progress during the year in implementing the roll-out of the Group's integrated management and reporting system. On 1 September 2006, the project to implement the system in the United States went live after more than 18 months of planning, without any major problems or disruption to the business. This was a major achievement for the team that worked very hard and committed itself to its success.

The past year has also seen a number of initiatives to streamline and strengthen our European distribution platforms. For example, we have completed the merger of our Benelux operations into one single support centre based in Amsterdam, covering Benelux and all of Scandinavia. A parallel project has resulted in a shortening of the logistics supply chain for all of our specialist watchmakers; all of our Benelux and Scandinavian retail partners now benefit from direct shipments to the point of sale from our central distribution platform in Fribourg, Switzerland. We intend to roll this out to the United Kingdom and Ireland later this year, further improving service levels to our partners and retail customers.

Montblanc's Ginza flagship boutique, Tokyo



How our business operates

Compagnie Financière Richemont SA

Richemont SA, Luxembourg

Strategic Product & Communication Committee

The Committee's objective is to guide the Maisons by verifying that decisions made in respect of communication, products and distribution are appropriate and consistent with the individual Maison's identity and strategy.



Regional Support Platforms
Europe, Asia-Pacific, North America, Japan

The regional distribution centres provide world-class support to the Maisons' local activities, including logistics, IT, human resources, finance, general services and after sales service.



Central Support Services

In addition to the Group's role of directing and formulating policies and processes, specialist teams provide support in areas including market intelligence, manufacturing and logistics services, intellectual property, human resources, real estate, IT, legal and finance.



The Maisons

Each Maison within the Group's portfolio is run as an independent entity. This safeguards each Maison's heritage and allows individual creativity to flourish, ensuring that each Maison remains distinctive and unique.

Jewellery Maisons
Cartier
Van Cleef & Arpels

Specialist Watchmakers
Piaget
A.Lange & Söhne
Vacheron Constantin
Jaeger-LeCoultre
Officine Panerai
IWC
Baume & Mercier

Writing Instrument Maisons
Montblanc
Montegrappa

Leather and Accessories Maisons
Alfred Dunhill
Lancel

Other Businesses
Chloé
Purdey



Cartier's new boutique in Charter Times Square, Shenyang, China

In Eastern Europe, we have strengthened our wholly-owned Russian subsidiary and expanded our logistics and customer service centre in Moscow. The Moscow platform serves as the Group's shared service centre in this fast-growing market, where our Maisons now operate an increasing number of boutiques.

In the Middle East, we are increasing our presence by integrating the Maisons into our regional distribution platform in Dubai, which now distributes products for most of the Group's businesses in this evolving region.

Equally, in the Asia-Pacific region the growth of the Group's business has led to a number of important changes. In established markets, the focus has been on driving further operational efficiencies. The Richemont shared service platform was extended into China, allowing the Group to provide the full spectrum of support services necessary to the Maisons, including importation, warehousing and logistics as well as finance, as the Group's business grows in this important market.

In Japan, steps were implemented to bring Montblanc fully on to the distribution platform alongside the jewellery Maisons and watchmakers. In addition, a new service platform was established to meet the specific needs of Alfred Dunhill and Chloé.

EMPLOYEES

The year saw our employee numbers increase to some 16 400. Of these, some 5 000 are employed in Switzerland, in our central services, administration of the Maisons, distribution and – most importantly – manufacturing.

Our employees have demonstrated their commitment to the organisation over the past year and have worked hard to see Richemont achieve record results. I extend my gratitude to each and every one of them for their support.

NORBERT PLATT
GROUP CHIEF EXECUTIVE OFFICER
GENEVA, 24 MAY 2007

Jewellery Maisons

Cartier

Van Cleef & Arpels


VC A

Key results

Sales (€ m)


2007
2 435
2006
2 227
2005
1 938

Operating profit (€ m)


2007
667
2006
616
2005
456

Percentage of Group sales


2007

Jewellery Maisons 50%

13 rue de la Paix
Paris France

Chief Executive
Bernard Fornas

Finance Director
François Lepercq

www.cartier.com

Cartier

Since 1847 Cartier has built an enviable reputation for quality and creativity. Exacting standards and an adventurous spirit are traits of this iconic brand which find expression in a distinctive identity and unique style, admired the world over.

La Doña de Cartier watch in yellow gold with characteristic asymmetrical dial. A graphic and serpentine creation, its polished bracelet comprising half-moons like reptilian scales


CARTIER

Today Cartier is a worldwide leader in the jewellery market and in luxury watch-making and is a significant force in prestige accessories. 2006 was a strong year, with excellent results for Cartier. Highlights included the spectacular development of bespoke activity, from individual high jewellery creations to watches, accessories and perfume. A new building dedicated to watch development was opened and the Maison's jewellery production capacity was extended, with additional jewellers being employed.

In the USA, Cartier developed its diamond jewellery business considerably, including its bridal offering. In both Russia and China, where it has strong historical connections, Cartier has benefited from the patronage of a wealthy clientele whose natural appreciation of luxury culture sits easily with the values of the Maison.

2006 was an exceptional year for new products. Notable successes included 40 unique jewellery pieces especially created for La Biennale des Antiquaires, the prestigious art and antique fair in Paris, the launch of the *La Doña* watch, jewellery and handbags and the renewal of the *Love* collection with its associated PR and charity events. Other successful launches included the *Pasha Seatimer* watch and the *Himalia* pearl and diamond jewellery collection.

Expanding in a way that maintains exclusivity is a continuous challenge for Cartier and the Maison continued to develop its select network of boutiques worldwide, through major openings and renovations in both mature and emerging markets. Sixteen boutiques were opened during the year under review and a further two in April 2007. These included four boutiques in China, being a third boutique in Beijing and one each in the important regional centres of Shenyang, Tianjin and Chonggin. In China Cartier now has a total of 16 boutiques.

The Maison also opened three boutiques in Japan including the new 'on-street' Nagoya boutique, one at the Royal Exchange in London and one in Siam Paragon in Bangkok, Thailand.

Cartier prides itself on its high standards of customer service but these exacting service levels were further enhanced in 2006 by a comprehensive programme of one-on-one coaching for boutique sales staff.



High jewellery necklace in platinum. A unique piece created for La Biennale des Antiquaires 2006, with one oval blue cabochon-cut sapphire, one natural pearl and one Ceylon engraved 123.8 carat sapphire, set against diamonds and rows of sapphire beads



Platinum and diamond crocodile bracelet with emerald eyes. A naturalistic approach to animals where the appearance of the skin is created through various styles of pavage. A unique piece featuring 1 568 diamonds of a total 46.86 carats

As well as its own products and boutique launches, Cartier increased its world renown by associating itself with several prestigious PR events. Highlights included elephant polo in Jaïpur, India, a programme of events around the world for the Love charity and, in the United States, the Golden Globe and Oscar award ceremonies, where the brand was highly visible.

The Fondation Cartier underlined its high profile in the contemporary art world by its creative involvement in the Gary Hill exhibition and, more recently, the highly successful David Lynch exhibition, both in Paris. Exhibitions at the Museum of Tokyo and at the Museum Für Fotografie in Berlin contributed to this objective.

The Maison's heritage continued to be emphasised through exhibitions of pieces from the historic Cartier Collection in major museums around the world including the Singapore National Museum and the Gulbenkian Foundation in Lisbon.

Cartier continued to improve the visibility of the brand through evolving advertising, imaginative PR and a continuously updated distribution network. Critically, the Maison's geographic distribution around the world was enhanced, providing a solid basis for harmonious future growth.

Cartier continues to meet the challenges of a fast-changing global social and economic landscape as increasing numbers of discerning clients demand quality and authenticity. Its historical roots, its savoir-faire and the originality of its style give Cartier creations their timeless appeal and provide the Maison with a strong foundation for its future success.



BERNARD FORNAS
CHIEF EXECUTIVE

Van Cleef & Arpels

22 place Vendôme
Paris France

Chief Executive
Stanislas De Quercize

Finance Director
Burkhart Grund

www.vca-jewelers.com



VC A

As one of its founding family members, Jacques Arpels, said – the mission of Van Cleef & Arpels is 'to offer excellence in all that we do'. For 100 years that is precisely what the Maison has done, and what it will continue to do for many years to come.

Van Cleef & Arpels had a successful year all round, as it made good progress in all of its markets. Product launches included two high jewellery collections, *Trésors Révélés* and *Une Journée à Paris*, as well as the *Centennial Alhambra* collection with its *Magic*, *Lucky* and *Byzantine* lines.

At the Salon International de la Haute Horlogerie in 2006, Van Cleef & Arpels launched two exceptional watches: the *Lady Arpels Centenary* (incorporating the first poetical complication, the 'Quantième de Saisons') and the *Monsieur Arpels Tourbillon Vendôme*.

Landmark events for the Maison during the year included the Centennial party and launch of the *Une Journée à Paris* collection in the Tuileries gardens, Paris in October 2006 and in Hong Kong in March 2007.

Chardon clip from the Trésors Révélés collection. Clip in white gold; leaves and stems set with round brilliant and baguette diamonds; flower and bud in rubies, featuring a new type of Van Cleef & Arpels' signature Mystery Setting with 80 carats of rubies and 14.5 carats of diamonds


VC A


Van Cleef & Arpels

The Lady Arpels Centenary watch, featuring a white gold case with diamond-set bezel, hand-painted enamel rotating dial and the first poetical complication, the 'Quantième de Saisons'

During the year, the Maison's flagship store at 22 place Vendôme, Paris was fully redesigned and opened to much acclaim in January. The newly restored historical salons provide the perfect setting for Van Cleef & Arpels' contemporary and high jewellery creations, while remaining true to the classic architecture of this prestigious Parisian address. Next door to the salons is 'La Galerie', a place dedicated to the Maison's heritage which will showcase exhibits from its 100-year history. Here, the appraisal, purchase or sale of vintage Van Cleef & Arpels creations can take place, as well as meetings with the Maison's in-house designers for special orders.

The Maison launched a new press advertising campaign for the *Centennial Alhambra* range and collaborated with cutting-edge publisher, Visionaire, to produce a limited 'Magic' edition of the celebrated art and design magazine. An exceptional venture with auction house, Christie's, presented a collection of 100 rare vintage pieces in Paris, Geneva and New York and the Maison published the *Reflections of eternity* centennial book. The year also saw a new worldwide partnership with Inter Parfums, for the production and distribution of Van Cleef & Arpels' fragrances.

In 2006 the Maison extended its global presence by opening boutiques in Shanghai, Hong Kong Airport and Kuala Lumpur as well as Nagoya and Chiba's 'Sogo' department store in Japan. Other new boutiques were opened in rue de la Paix, Paris, Istanbul and in Washington and Boca Raton in the United States.

The future looks bright and will continue a 100-year tradition of creativity. Following the success of the past year, Van Cleef & Arpels will now launch not one, but two high jewellery collections each year and will also focus on developing its presence in the watch sector.

STANISLAS DE QUERCIZE
CHIEF EXECUTIVE



Specialist Watchmakers

Piaget

Officine Panerai
Firenze 1860

A. Lange & Söhne
Glashütte I/SA

IWC
International Watch Co. Schaffhausen
Switzerland, since 1868

Jaeger-LeCoultre

Baume & Mercier
Genève · 1830

Vacheron Constantin
Manufacture Horlogère. Genève, depuis 1755

Key results

Sales (€ m)



2007
1 203
2006
1 063
2005
870

Operating profit (€ m)



2007
274
2006
227
2005
145

Percentage of Group sales



2007

Specialist Watchmakers 26%

Established 1874

37 chemin du Champ-des-Filles
Geneva Switzerland

Chief Executive
Philippe Léopold-Metzger

Finance Director
Christophe Grenier

www.piaget.com

PIAGET

With a strong heritage as both a watchmaker and jeweller, Piaget is committed to unique design, flawless manufacture and unparalleled craftsmanship.

2006 saw the launch of the *Piaget Polo Tourbillon Relatif*. A highly sophisticated watch, with the tourbillon cage positioned on the minute hand, it is the perfect example of Piaget's skills in mechanical movements, combining technical innovation and design form. Another innovation was the *Double jeu* collection; two watches, one on top of the other, together creating an exceptionally flat watch, made possible by Piaget's expertise in thin movements. The year was also marked by the continuing success of the *Possession* watches, the most popular Piaget line since its launch.

Piaget continued to excel in jewellery watches, winning the Geneva Grand Prix de l'Horlogerie in the jewellery watch category with the *Limelight Disco Ball*, a watch that served to highlight Piaget's reputation for creativity and craftsmanship.

There was significant development of the Maison's medium and high jewellery collections. The latest collection, *Limelight Party*, developed along the themes of *Champagne*, *Fireworks*, *Disco Ball* and *Couture* has been warmly embraced. The *Limelight Party* has travelled round the world, each launch being complemented by a celebratory gala dinner in the spirit of this range.

A new internet site was launched, based on the eye-catching advertising campaign shot by French artists Pierre & Gilles, featuring a series of portraits set amid lush, extraordinary gardens. It is stylish, informative and easy to navigate.

In the real, rather than virtual, world the Macao boutique, opened in the Wynn Macao casino, was one of Piaget's best performing stores during 2006. The Shanghai store in Plaza 66 was doubled in size and was inaugurated by Hong Kong actor and film director Chow Yun-Fat.

Plans were initiated during the year to promote the *Fingerprint* watch. Piaget will produce eight to ten watches that will be customised with celebrities' fingerprints and auctioned for charity. Actresses Vanessa Paradis and Liz Hurley were the first two celebrities involved.

Piaget has every reason to be optimistic about the future. Its core business is in high-end watches and jewellery, which is the fastest-growing segment in the expanding luxury market. With 59 per cent of sales currently coming from Asia, where the luxury market is developing fast, and plans for substantial investment in this region, Piaget is perfectly positioned to capitalise on this trend.

PHILIPPE LÉOPOLD-METZGER
CHIEF EXECUTIVE

Piaget Polo Tourbillon Relatif watch in 18 carat white gold


PIAGET
12
6
30

A. LANGE & SÖHNE
GLASHÜTTE I/SA

Founded in 1845

Altenberger Strasse 15
Glashütte Germany

Chief Executive
Fabian Krone

Finance Director
Beat Bührer

www.lange-soehne.com

A. Lange & Söhne is one of Germany's foremost luxury goods manufacturers. It creates outstanding mechanical timepieces with highly sophisticated mechanisms and a pure, classical design. Lange watches guarantee the very highest level of watchmaking quality, precision and finish.

A. Lange & Söhne had an excellent business year, which included the launch of the *Richard Lange* and *Datograph Perpetual* models at the Salon International de la Haute Horlogerie in April 2006. The Maison overcame competition from other leading companies to win the Manufacturing Excellence Award in Berlin.

The *Richard Lange* watch has three hands with a sweep seconds hand and pays tribute to Richard Lange (1845-1932), the eldest son of company founder Ferdinand Adolph Lange. The launch of this watch was celebrated by a Zeppelin airship flying above Dresden, an event that recalled the historic link between the Saxon watchmaker and the historic Zeppelin shipyard. In 1935, the Zeppelin Yards had been presented with two large observation watches from A. Lange & Söhne, representing the very highest achievement in the development of scientific observation watches at that time.

During 2006, the Maison provided sponsorship for leading cultural and artistic events to reach a broader market. These included the international singing contest of Italian opera, the Competitione dell'Opera and the Salzburg Whitsun Festival, directed by famous Italian conductor Riccardo Muti. Lange's support of the Dresden State Art Collections helps promote and preserve these prestigious historical collections.

The Maison will continue to build worldwide awareness of the brand. In the coming year it will open its first boutique in Dresden, creating a unique shopping experience for discerning customers. A second will follow in Shanghai, marking a strengthening of its position in China. A further regional focus will be the development and stabilisation of the American and Japanese markets. The Maison will also open the A. Lange & Söhne 'Akademie', a training centre offering a sophisticated programme for the retail staff of Lange's official retailers, with the aim of increasing product and manufacturing know-how and ensuring consistent levels of customer service.



FABIAN KRONE
CHIEF EXECUTIVE


A. LANGE & SÖHNE
25

The Datograph Perpetual in platinum, manual wind, featuring a perpetual calendar in combination with a chronograph mechanism

La Golisse 8
Le Sentier Switzerland

Chief Executive
Jérôme Lambert

Finance Director
François Bach

www.jaeger-lecoultre.com

JAEGER-LECOULTRE

Jaeger-LeCoultre is one of only a handful of fully integrated Swiss watch manufacturers. Over the last 174 years, it has come to be one of the most celebrated brands in its field, gaining recognition and plaudits for its innovation, understated elegance and fine craftsmanship.

Reverso grande complication à triptyque: the first wristwatch with three faces, three interpretations of time and 18 complications



2006 marked the 75th anniversary of the Reverso, an iconic timepiece collection with a swivelling case. Several new timepieces were introduced and major events organised in a programme coined 'Reverso Révélations'. Collectors praised the *Reverso grande complication à triptyque*, possibly the most complicated wristwatch ever produced en série. It features three faces, three interpretations of time and 18 complications. The *Reverso à éclipse*, another new model, features one face on the exterior dial and one in a hidden dial, in the great tradition of 19th century 'montres à secret'.

The *Reverso Squadra* was also launched, a bold new collection of square-shaped sports watches, supported by high profile events, for example, at the Musée Rodin in Paris, in Omotesando Hills in Tokyo and at the Morgan Library in New York.

Enhancing the Maison's Master collection of classic high-end timepieces, the *Master Tourbillon* was introduced, setting a new benchmark in precision. The launch was supported by an innovative international conference series called the 'Tourbillon Tour', each seminar featuring a panel of prominent collectors, journalists and industry specialists discussing such themes as innovation, new materials and manufacturing 'savoir-faire'.

Strategic growth markets such as the United States and Greater China continued to develop, seeing double-digit increases in sales, particularly with more elaborate timepieces. Mature markets like France and Germany experienced higher sell-through rates thanks to a strong communications programme.

The roll-out of the new 'shop-in-shop' concept – mostly in Asia and the United States – and the opening of an eleventh boutique in Moscow continued to grow Jaeger-LeCoultre's prestige around the world.

The successes of the past year underlined the brand's position amongst the elite of fine watchmaking. The opening of the 'Heritage Gallery' in Le Sentier in late 2007 will further reinforce these credentials.

JÉRÔME LAMBERT
CHIEF EXECUTIVE

VACHERON CONSTANTIN

Manufacture Horlogère. Genève, depuis 1755.

Established 1755

7 quai de l'Ile
Geneva Switzerland

Chief Executive
Juan-Carlos Torres

Finance Director
Nathaly Pic

www.vacheron-constantin.com

With over 250 years of continuous history, Vacheron Constantin represents the very spirit of 'Excellence Horlogère'.

Each Vacheron Constantin piece is a work of art, embodying the Maison's technical expertise, inspired aesthetics and meticulous hand-finishing. As Vacheron Constantin has always aspired to perfection in the creation of its timepieces, the Manufacture is one of the worthiest representatives of the Geneva Hallmark, which symbolises watchmaking excellence.

At the Salon International de la Haute Horlogerie in April 2006 Vacheron Constantin introduced the exclusive *Collection Excellence Platine*, dedicated to platinum, the noblest, rarest and most precious metal. To celebrate the tenth anniversary of the legendary *Overseas* watch, the *Overseas Dual Time* watch was launched, featuring a new, long-awaited complication.

In October 2006, the Manufacture introduced a new generation of automatic mechanical movements – the '2450' – entirely manufactured by Vacheron Constantin and stamped with the Geneva Seal for the quality of design and excellence of finishing.

The exclusive 'Atelier Cabinotiers' special order service was launched with great success. Based in Geneva, but available worldwide, and by appointment only, a dedicated team of watchmakers, engineers and craftsmen liaise directly with clients who wish to create and own a unique Vacheron Constantin timepiece.

Whilst its retail presence is well balanced between Asia, Europe and North America, Vacheron Constantin continues to strengthen its premium position in regions where demand for luxury goods is growing rapidly – in Russia, and in China where the brand opened its eighth boutique in the city of Hangzhou.

As part of its commitment to culture and arts, the Manufacture became a patron of the French Paris National Opera for the 2007/08 season and in October 2006 hosted a classical concert in Madrid to support the Queen of Spain Alzheimer's Foundation, in the presence of Queen Sophia. It also staged a number of high profile exhibitions – one in Mumbaï, India, another in Beijing to commemorate the Manufacture's 200-year relationship with China and 'Métiers d'Art' in New York, in partnership with Sothebys.

The Manufacture has doubled its capacity in research and development and tripled its number of apprentices in order to ensure the continuation of its savoir-faire. Investing to protect this great and unique heritage for the future guarantees that the perfection of Vacheron Constantin's watches will never be compromised.



Malte Perpetual Calendar Minute Repeater, the world's thinnest minute repeater calibre

JUAN-CARLOS TORRES
CHIEF EXECUTIVE

Palazzo Arcivescovile
Florence Italy

Chief Executive
Angelo Bonati

Finance Director
Giorgio Ferrazzi

www.panerai.com

OFFICINE PANERAI


RADIOMIR
PANERAI
8 DAYS

The Radiomir 8 Days, featuring Panerai's own calibre P2002 movement

Officine Panerai is synonymous with excellence in the design and manufacture of unique luxury sports watches.

Since its acquisition by Richemont in 1997, Officine Panerai has experienced continuous growth and an ever stronger market presence, with every product launch a demonstration of technical and aesthetic research. New products in 2006 included the *Luminor 1950 8 Days GMT* and the *Radiomir 45mm*. Both watches feature the Maison's first in-house movement, the calibre P2002. Considerable investments have been made in developing this exclusive movement, produced entirely at Panerai's own manufacture in Neuchâtel, Switzerland.

The *Ferrari* collection, engineered by Officine Panerai, is the result of an in-depth study of the Ferrari world in order to guarantee a unique product that is the perfect synthesis of Italian design, authenticity, exclusiveness, quality and robustness.

Panerai maintained its high profile in the field of sports. Drawing on its heritage of developing precision maritime instruments and love of the enduring traditions of the sea, the Maison entered a prestigious sponsorship under the name of Panerai Classic Yachts Challenge, initially in the Mediterranean and now successfully extended to the Caribbean and USA. It will also support the Ferrari Historic Challenge, a series of racing events for authentic high-performance Italian cars, from April 2007.

The Maison has extended its distribution network, whilst remaining extremely selective in its choice of vendor. Its boutiques are meeting places for Panerai enthusiasts and collectors, offering the full product collection as well as exclusive special edition models.

The USA and Europe were the key markets in 2006, with China showing good growth and real promise for the future.

In 2007, Panerai will continue to invest in creating exclusive watches that are technically excellent, aimed at a niche market of discerning and demanding clients.

ANGELO BONATI
CHIEF EXECUTIVE

IWC

INTERNATIONAL WATCH CO. SCHAFFHAUSEN
SWITZERLAND, SINCE 1868

Baumgartenstrasse 15
Schaffhausen Switzerland

Chief Executive
Georges Kern

Chief Financial Officer
Matthias Schuler

www.iwc.com

The watchmakers at IWC Schaffhausen are truly 'engineers of fine watchmaking', creating intelligent designs in a timelessly classical style. These creations have a lasting reputation for elegance and practicality.

Florentine Aristo Jones, from Boston, created IWC Schaffhausen in 1868. Geographically remote from the traditional, watchmaking centres in Switzerland, IWC's products and philosophy appropriately capture a spirit of adventure, representing what can be achieved when precision engineering meets creative expression.

In 2006, IWC focused on developing a stronger presence in Asia. The Maison's Beijing boutique opened in February 2007. Considerable efforts to optimise the Maison's retail network and strengthen its communication strategy in the US market were rewarded with excellent results there over the last twelve months.

IWC opened its second boutique in Switzerland at the Rue du Rhône in Geneva, followed by new stores in Kuala Lumpur, Seoul, Bangkok and Moscow.

2006 was the year in which the *Pilot's* watch was re-launched following its redesign with new technical enhancements. This watch is styled to reflect the spirit of classic 1930s and 40s aviation, with models inspired by the famous British Spitfire fighter plane and another by the writing of Antoine de Saint-Exupéry, French author and pilot. Successful launch events included the Soirée Aviateur at the Geneva Salon International de la Haute Horlogerie in April 2006.

In 2006, the Maison produced its first environmental report, committing itself to a substantial reduction of CO_2 emissions within the next two years.

During the year, IWC unveiled plans for a new production building, boutique and museum at its headquarters in Schaffhausen. The museum and boutique will open in June 2007.

IWC's future strategy will focus on increasing the Maison's presence in China and the USA. Supported by a programme of PR events, Beijing's third boutique will open in Autumn 2007, followed by a first opening in Shanghai. By the end of 2007, IWC will have 20 boutiques worldwide.



GEORGES KERN
CHIEF EXECUTIVE

The Pilot's watch Chrono-Automatic. A limited edition piece in honour of French author and pilot, Antoine de Saint-Exupéry


IWC
MON 25
SCHAFFHAUSEN

50 chemin de la Chênaie
Bellevue Geneva Switzerland

Chief Executive
Michel Nieto

Finance Director
Jean-Baptiste Dembreville

www.baume-et-mercier.com

GENEVE · 1830

Since its inception, Baume & Mercier has demonstrated its ability to evolve its product lines, while maintaining the attention to detail and respect for the rules of fine craftsmanship on which the Maison's reputation is founded.

2006 was no exception. The Maison's core collections – *Riviera*, *Classima*, *Diamant* and *Hampton* all enjoyed considerable success throughout the year. At the Salon International de la Haute Horlogerie in April 2006, Baume & Mercier launched its *Business Class* watch collection, featuring guilloché dials, blue hands and a range of practical mechanical functions on the *Hampton* and *Classima Executives* models.

The international advertising campaign, 'Baume & Mercier & Me', originally launched in September 2005, once again proved successful. This year, two new brand ambassadors, Kim Basinger and Gary Sinise, followed in the footsteps of Meg Ryan and Kiefer Sutherland, leading this campaign to support a range of charitable causes.

The Maison reinforced its market position in the USA where it enjoys continuous growth and the year saw strong performances in Europe and in China since its launch there in 2005. A selective distribution network and the right product offer contributed to these developments.

In the USA, Baume & Mercier's prime market, exclusive events were held in key locations, including New York, Miami and Los Angeles, attracting high profile celebrities and achieving extensive coverage of the new collections. This presence was reinforced with powerful advertising in the US press as well as on billboards and the internet.

Acknowledging the importance of strong market development in China, an event in Beijing in October was celebrated with 400 guests and the attendance of the local brand ambassador, Hong Kong singer and actor, Jacky Cheung.

In the Middle East, the Maison backed a charity event with its partner in Dubai in favour of the Rashid Pediatric Therapy Centre. The *Classima Dubai Limited Edition* watch was created to promote this cause, with a significant percentage of the proceeds from its sales being donated to the Centre.

The year 2007 is dedicated to the celebration of Riviera, Baume & Mercier's icon since 1973 and, to this day, a truly elegant watch with its own personality.

MICHEL NIETO
CHIEF EXECUTIVE

Riviera XXL watch in red gold


BAUME & MERCIER
GENEVE
AUTOMATIC

Writing Instrument Maisons

MONT BLANC

1912 Montegrappa ITALIA

Key results

Sales (€ m)



2007 585
2006 497
2005 424

Operating profit (€ m)



2007 110
2006 83
2005 58

Percentage of Group sales



2007

Writing Instrument Maisons 12%

Hellgrundweg 100
Hamburg Germany

Joint Chief Executives
Lutz Bethge & Wolff Heinrichsdorff

Finance Director
Roland Hoekzema

www.montblanc.com

MONT BLANC

For a century, Montblanc has been the manufacturer of the iconic Montblanc Meisterstück and other precious writing instruments. Some say it has been a manufacturer of pieces of jewellery which happen to write. In recent years, the Maison has evolved and the product range expanded to include exquisite jewellery, luxury watches and fine leather goods.

2006 marked the centenary of Montblanc. To celebrate a whole century of passion and soul, Montblanc created a new patented diamond shape with 43 facets, cut in the form of the Montblanc emblem. The diamond pays homage to the summit of Mont Blanc – a symbol of the highest standards of perfection and aesthetics. The Montblanc Diamond crowns all centenary editions and is the centrepiece of the newly introduced fine jewellery collections.

The Meisterstück Solitaire 100 Years Mountain Massif fountain pen. Encrusted with diamonds in the shape of the Mont Blanc massif and featuring the patented Montblanc Diamond in the cap



With the Montblanc Diamond jewellery collection, Montblanc created, for the first time, a comprehensive and luxurious female fine jewellery line. There are more than 65 models in 18 carat gold, enriched with the sparkling radiance of diamonds. The design of the four new lines within this collection guarantees timelessly elegant aesthetics, while traditional handcrafted production ensures the highest possible quality and reflects a passion for perfection. The collection, as well as unique pieces of *Étoile de Montblanc* high jewellery (featuring the highest quality of Montblanc Diamond, up to 6 carats) were introduced at the glamorous Montblanc 'Night of Stars' in February 2007, in Chamonix, at the foot of the Mont Blanc mountain.

The Maison's major marketing and communication theme was the celebration of its 100-year anniversary. Celebrations began in Hamburg and continued with local events in every major market. The high point was the Salon International de la Haute Horlogerie 2006 gala event 'Flight to Mont Blanc', where the Maison presented its exclusive and very limited Special Anniversary Editions of precious writing instruments, female jewellery and high complication watches. There was exceptionally high demand for all centenary products, most limited anniversary edition products selling out soon after the launch.

Throughout 2006 all product categories benefited from the special attention and momentum created by this anniversary theme: the *StarWalker Doué* ballpoint pen with twist mechanism, the *Bohème Marron*, with rose gold-plated rings and clip set with a smoky crystalline gemstone and the *Patron of Art Edition, Sir Henry Tate*. All products enjoyed excellent sales growth.

The Maison has increased its competence in watchmaking through the introduction of *Haute Horlogerie* collections in the great tradition of fine Swiss watchmaking. Further to the acquisition of Minerva by Richemont in October 2006, Montblanc had the privilege to create the 'Institut Minerva de Recherche en Haute Horlogerie' at Minerva's premises. This 'manufacture', which showed its first masterpieces as *Montblanc Collection Villeret 1858* at the 2007 Salon de la Haute Horlogerie, will be dedicated to the conception and internal production of exclusive Limited Editions. This new development will allow the Maison to upgrade its watch positioning to the level of excellence associated with Montblanc for more than 100 years. Other launches included the *TimeWalker Chronograph XXI Automatic* range – a perfect combination of traditional values, master craftsmanship and the aesthetics of the 21st century.

Leather goods have grown to be an important part of the Montblanc product portfolio, fuelled by the Maison's increasing share of the market and the launch of the *Meisterstück* large leather range. In male jewellery, Montblanc launched the *Silver & Urban Walker* cufflink ranges.

Reflecting the growing interest of female customers in the brand, Montblanc embarked on a strategic mission to create products and boutiques that would especially appeal to women. In Ginza, Tokyo, Montblanc's new flagship store on Chuo-dori comprises three floors with the ground floor dedicated to women's products only.


MONTBLANC
Villeret 1858
PURE MECANIQUE HORLOGERE

Collection Villeret 1858. Monopusher Chronograph in 18 carat red gold with hand-stitched alligator strap – limited edition of 58 pieces

Two new boutiques were opened in China and major refurbishments took place at Costa Mesa in California, Madrid's Serrano, London's Bond Street, Düsseldorf, Vienna, Taipei 101 and Singapore Raffles. More than 70 boutiques were refurbished, ready for the introduction of fine jewellery in February 2007.

As part of its initiative to support local arts and cultural projects, the Maison created Montblanc de la Culture, an arts patronage award, hosting events in ten countries. In the same vein, there was the Philharmonia of the Nations – Montblanc China Friendship Tour 2006. Montblanc's sponsorship of this international orchestra has been a strong and fruitful alliance since its foundation in 1995. It is dedicated to the ideal of culture and peace, whilst carrying on the legacy of conductor, Leonard Bernstein.

Throughout 2006 Montblanc did much to reinforce its status as a global luxury business. Focusing on the female audience, the boutique network was redesigned, featuring new furniture, colours and lighting, turning boutiques into female shopping destinations. As well as producing new window modules and point of sale materials, a determined effort was made to increase Montblanc's share of voice in fashion and lifestyle magazines around the world.

The latest advertising campaign featured new brand ambassadors Katherine Jenkins and Nicolas Cage under the charity theme 'Helping others gives success true meaning.'

Retail sales continue to be the prime engine of Montblanc's growth and the Maison will invest significantly in expanding its boutique network. In China, the integration of the former distributor's retail network has resulted in a significant increase in sales. The number of Chinese overseas travellers is expected to increase dramatically, and with China already amongst Montblanc's top five sales regions, this expanding market is planned to become the second largest by 2010.

In future, watch and jewellery sales will fuel the expansion of the Maison's newly diversified business. Montblanc will also sustain its investment in brand awareness and product relevance for the female target group.



LUTZ BETHGE & WOLFF HEINRICHSDORFF
JOINT CHIEF EXECUTIVES

Jewellery from the Montblanc 4810 collection



Montegrappa 1912 ITALIA

43-45 Via Ca' Erizzo
Bassano del Grappa Italy

Acting Chief Executive
Roberta Facciano

Finance Director
Paolo Valente

www.montegrappa.com



Montegrappa stands for luxury creations born from Italian passion. Style and creativity, design and craftsmanship define the aura of Montegrappa, the premier Italian manufacturer of fine writing instruments.

The brand enjoys a high reputation with collectors but also has a distinctive appeal for the modern, design-oriented consumer.

2006 saw successful launches in both regular and limited edition lines. Montegrappa launched *Emblema*, an octagonal-shaped pen, with celluloid – a natural material that is a signature feature in Montegrappa's world – in red, Mediterranean blue and black. The '1912' logo is enhanced on top of the cap and the clip has the Montegrappa characteristic rotating sphere. The *Espressione* was also launched in 2006. A round-shaped pen with minimal design that enhances the sterling silver and precious mother-of pearl resin, it is available in three colours: mystery black, passion red and deep blue. The world-renowned writer, Paulo Coelho, is brand ambassador for this collection and attended the launch event in Milan. Dedicated to ladies, *Micra*, one of the bestseller collections has been enriched by a new fashion colour, purple.

In limited editions, the Maison launched *Sophia*, a celebration of the role of writing as a means of transmitting knowledge and the development of human thought. Its design is achieved by using the ancient technique of burin engraving, in which a small scalpel cuts away fine shavings to produce a two-dimensional image. Other limited editions included *Tribute to Ballet*, to mark the 230th anniversary of Moscow's Bolshoi Theatre and *Roma Aeterna*, inspired by the glory and beauty of Rome.

Montegrappa's excellence was rewarded in 2006 when it won the 'Best Arts and Craftsmanship Award' organised by the specialist journal, PenArabia.

Throughout the year, the Maison focused on broadening its distribution network, whilst preserving exclusivity. Points of sale increased in all major markets and five new shop-in-shops were opened. There was also considerable investment in the Bassano factory in northern Italy to optimise the manufacturing process.

Montegrappa's future development will focus on improving awareness worldwide of what the brand represents: design style, beauty and an Italian heritage. It will open up to new audiences by launching new and distinctive regular lines and limited editions. New communications and PR initiatives will raise the Maison's visibility and its distribution network will be extended and enhanced.

Montegrappa Emblema fountain pen in Mediterranean blue. Designed in the brand's characteristic octagonal shape, in celluloid and sterling silver with 18 carat gold nib



ROBERTA FACCIANO
ACTING CHIEF EXECUTIVE

Leather and Accessories Maisons


dunhill
LONDON

LANCEL
PARIS



Key results

Sales (€ m)


2007 307
2006 283
2005 259

Operating loss (€ m)


2007 (11)
2006 (38)
2005 (41)

Percentage of Group sales


2007

Leather and Accessories Maisons 6%

dunhill
LONDON

Bourdon House
2 Davies Street
London United Kingdom

Chief Executive
Christopher M. Colfer

Finance Director
Mike Woodcock

www.dunhill.com

Alfred Dunhill is a truly British brand that unashamedly dedicates itself to the pursuit of male indulgence. Since 1893, Alfred Dunhill has been creating exceptional luxury goods for men, specialising in leather goods and menswear, complemented by accessories.

In 2006, major product launches included the casual *Ensign* leather goods collection, the *Revolette* writing instrument, a unique three-in-one pen design, and the *Avorities* leather goods collection – a functional range of bags for the modern business traveller. In addition, the menswear range was revamped and launched at the Pitti men's fashion fair in Florence, Italy.

In Britain, Alfred Dunhill unveiled its new concept store in London's Sloane Street, a store that creates a distinctively British environment. The concept will be rolled out to 77 stores in the next financial year.

In Europe, Alfred Dunhill expanded its wholesale accounts and targeted strong growth in Russia and the Middle East. This activity was supported by positive results in mainland Europe, specifically in Italy and France.

In China, the acquisition of the joint venture business and its 32 stores drove retail sales up 47 per cent on the previous year. Across Asia, Alfred Dunhill continued its successful collaboration with British actor, Jude Law, who appeared in a high profile advertising campaign and in other media.

The sixth Alfred Dunhill Links Championship maintained its position as the most sought-after invitation in world 'pro-am' golf, attracting amongst others, actors Bill Murray, Michael Douglas and Hugh Grant, as well as top golfers, including Padraig Harrington, Ernie Els and Vijay Singh.

In 2007/08 Alfred Dunhill will open 20 new stores in key cities, such as Delhi, Moscow and St. Petersburg, and new flagships in London, Shanghai and Tokyo will set the tone for the Maison's future development.



CHRISTOPHER M. COLFER
CHIEF EXECUTIVE



Ensign holdall crafted from tumbled cowhide and featuring the dunhill signature stripe

261 boulevard Raspail
Paris France

Chief Executive
Marc Lelandais

Finance Director
Anne-Sophie Rataux

www.lancel.com

LANCEL

PARIS



Lancel has long been the brand that embodies a casual luxury lifestyle for discerning French men and women. As early as 1902, Albert Lancel dedicated a boutique on rue de la Paix in Paris to quality accessories, handbags and leather luggage.



Premier Flirt bag in Pomegranate. A bestseller that combines soft leather, vibrant colour, engraved rings and refined stitching details

Not surprisingly for a business that has always been based on vision and innovation, 2006 was founded on the launch of a number of new products and major boutique openings.

Premier Flirt, launched in October 2006, was an entirely new bag in soft leather, with a copper sheen. It became a bestseller, successfully supported by an engaging advertising campaign. There was also *French Flirt*, which had a luxury, casual look. The stable of new products was completed with the launch of *Pyrate* in January 2007, a high-end, fashionable and iconic bag available in black, toile de Jouy or glittering red.

The year saw new boutique openings in Xian, China; Kuala Lumpur, Malaysia; two in Hong Kong in Kowloon and Times Square; Bucharest, Romania; two in St Petersburg, Russia; in Dubai, UAE and in Seoul, South Korea.

Communications underwent substantial change. A redeveloped logotype was launched in September. A new advertising campaign featured the two brand ambassadors, Olympic champion Laure Manaudou and actress Alice Taglioni, playing at night in the Concorde Fountain in Paris, an unforgettable expression of the new brand personality, French 'légèreté'.

Throughout the year, there were major celebrity events and press days at Lancel's newly refurbished Champs-Elysées boutique, taking advantage of its prime location and redesign.

During the year, Lancel invested in communications and design and continued to develop its supply chain and production, merchandising and distribution. New agreements were signed with partners excited to build the business in their markets in Asia, the Middle East, Europe and in travel retail markets. Lancel also set up a partnership with a high-end leather goods workshop in Italy and restructured its leather goods product development process.

2007 will build on the changes begun in 2006. Attention will continue to be focused on developing attractive products and improving the selective and exclusive distribution network, while communications will emphasise Lancel's desirability and its commitment to quality.

MARC LELANDAIS
CHIEF EXECUTIVE

Other Businesses

Chloé

PURDEY

and other manufacturing and retail activities

Key results

Sales (€ m)



2007
297
2006
238
2005
180

Operating profit (€ m)



2007
20
2006
22
2005
2

Percentage of Group sales



2007

Other Businesses 6%

5-7 avenue Percier
Paris France

Chief Executive
Ralph Toledano

Finance Director
Sophie Macieira-Coelho

www.chloe.com

Chloé



Bay matelassé bag in ecru leather

Chloé is the designer brand of choice for stylish women around the world. Since 1952 it has been making clothing and accessories recognised for exceptional flair and finesse.

2006 was another exceptional year for Chloé, building on the success of previous years. Highlights included the extension of the ready-to-wear line, giving a broader choice of shapes and products than ever before. The *See by Chloé Cruise* collection was launched – a second ready-to-wear line aimed at the next generation of Chloé customers. A collection of childrenswear for 0-14 year olds was developed, a natural development for the Maison, through licensed contract. A complete collection of costume jewellery was introduced.

In leather goods and handbags, 2006 saw the introduction of the *Bay* line. The *Bay* bag became one of the 'must-have' bags of the year, seen in many international fashion magazines and at prestigious social events. The range of small leather goods was extended and their sales showed a very significant growth.

The programme of boutique openings continued, with new stores and shop-in-shops: Marbella, Taipei, Hong Kong, Bal Harbour, Tokyo, Nagoya, Milan, Moscow, Xi An, Seoul, Singapore, consolidating the Maison's balanced geographic presence. Highlight events included boutique opening parties in Marbella, Spain, in Hong Kong, to celebrate the opening of the Mandarin Oriental boutique and in Moscow, Russia.

The year also saw the appointment of Paulo Melim Andersson as Chloé's Chief Designer: his first 2007/08 Winter collection shown in Paris was very well received both by the press and retailers.

The Maison's success over the year was supported by a range of advertising and PR events. These included powerful advertising campaigns based on the world of Chloé and significant efforts to achieve international press coverage in key magazines. A new, sophisticated website was launched in December 2006.

The future looks positive for Chloé. Sales will continue to be supported by an improved product range, an expanding distribution network and significant opportunities in new markets.

RALPH TOLEDANO
CHIEF EXECUTIVE

Audley House
57-58 South Audley Street
London England

Chief Executive
Nigel Beaumont

Finance Director
Marion Shaw

www.purdey.com

PURDEY

Established in 1814, Purdey is one of the world's oldest sporting brands, synonymous with exquisite craftsmanship. For almost 200 years the company has been building bespoke guns and rifles for distinguished and discerning individuals. Purdey also designs an exclusive range of clothing and accessories.

In 2006, Purdey experienced record demand for its exclusive men and women's clothing and accessories. Retail sales in the Mayfair store achieved 40 per cent growth on the previous year and sales through the wholesale division increased by more than 30 per cent over the same period.

The order book for Purdey bespoke guns and rifles was maintained at a satisfactory level. Slightly reduced demand from the United States, due to the weak US dollar, was offset by an increase in orders from within the UK and Europe.

The final development stage of the new *Sporter* gun was completed in December 2006 and deliveries of the first production models are expected from mid-2007.

In 2006, the first Purdey boutique concession was opened in Spain at El Corte Ingles, Madrid. Purdey also supplied over 30 specialist retailers in major cities in Europe, the United States and Japan.

The Purdey Awards for Game and Conservation were presented in November 2006 by British author and TV chef Hugh Fearnley-Whittingstall. Now in their ninth year, these awards are firmly established as one of the driving forces in promoting the environmental benefits arising from the game conservation work undertaken by shoots.

Purdey will continue to work to raise its profile and awareness of its products through a combination of tightly focused consumer advertising and public relations.

In the UK, Purdey is in the process of acquiring the lease of 59 South Audley Street, London, the premises adjoining Audley House. This will provide much needed additional retail space.

NIGEL BEAUMONT
CHIEF EXECUTIVE

A Purdey .410 side-by-side shotgun, featuring engraving by Ken Hunt, one of the world's finest engravers



Financial review

Group results

in € millions	March 2007	March 2006	
Sales	4 827	4 308	+12 %
Cost of sales	(1 753)	(1 588)	
Gross profit	3 074	2 720	+13 %
Net operating expenses	(2 158)	(1 979)	+9 %
Operating profit	916	741	+24 %
Net financial income	31	5	
Profit before taxation	947	746	
Taxation	(158)	(136)	
Net profit – parent and subsidiaries	789	610	+29 %
Share of post-tax profit of associated undertakings	540	486	+11 %
Net profit	1 329	1 096	+21 %
Analysed as follows:			
Net profit attributable to unitholders	1 328	1 094	
Net profit attributable to minority interests	1	2	
	1 329	1 096	

	March 2007	March 2006	
Earnings per unit – diluted basis	€ 2.331	€ 1.951	+19 %
Dividends			
Ordinary dividend per unit	€ 0.65	€ 0.60	+8 %
Special dividend per unit	€ 0.60	€ 0.50	+20 %
Total dividend per unit	€ 1.25	€ 1.10	+14 %



RICHARD LEPEU, GROUP FINANCE DIRECTOR

Financial highlights

- Sales increased by 12 per cent to € 4 827 million.
- Operating profit from the luxury goods businesses increased by 24 per cent to € 916 million. Excluding non-recurring items, operating profit increased by 26 per cent to € 900 million.
- Net profit, including the Group's share of the results of British American Tobacco, increased by 21 per cent to € 1 329 million. Excluding the impact of non-recurring items in both years, net profit attributable to unitholders increased by 21 per cent to € 1 350 million.
- The overall dividend for the year, at € 1.25 per unit, represents an increase of 14 per cent.
- Cash generated by the Group's luxury goods operations was € 970 million.

Review of Group results

SALES

Sales in the year increased by 12 per cent to € 4 827 million, with strong growth in all product areas and in all regions. Further analyses of sales developments are given on pages 37 to 41.

GROSS PROFIT

The gross margin percentage increased by 0.6 percentage points to 63.7 per cent, reflecting changes in both the product mix and the channels through which they are distributed, as well as higher utilisation rates in manufacturing. Sales growth and the improved gross margin percentage generated a 13 per cent increase in gross profit to € 3 074 million. In percentage terms, the 0.6 per cent increase in the gross margin can be attributed to the following:

	%
Impact of foreign exchange rate movements on sales	(3.1)
Efficiency improvements related to after sales service	0.3
Other, primarily channel mix, hedging results, raw material costs and price increases	3.4
Net increase in gross margin percentage	0.6

€ 900 million underlying operating profit, an increase of 26 per cent

NET OPERATING EXPENSES
in € millions

	March 2007	March 2006	
Selling and distribution expenses	(1 090)	(1 000)	+9 %
Communication expenses	(570)	(503)	+13 %
Administrative expenses	(503)	(509)	-1 %
Other operating income	5	33	-85 %
	(2 158)	(1 979)	+9 %

Net operating expenses increased by 9 per cent, reflecting increases in selling and distribution expenses and communication costs. Selling and distribution costs include all personnel costs, rentals, amortisation and other costs directly related to a business area. Communication costs include media, promotion and public relations activities. The 13 per cent increase in communication costs included centenary events, marketing efforts in developing markets and the costs associated with new product launches for certain products. As a percentage of sales, communication costs were broadly in line with the prior year at 12 per cent. Administrative expenses, which include head office costs of the Maisons, regional platform expenses and the Group's central support services, decreased by 1 per cent in the year. Administrative expenses within the operating businesses rose by 7 per cent, whereas regional platform expenses increased by only 2 per cent. The Group's central support costs decreased by 11 per cent overall, largely reflecting one-off charges in the prior year. Net operating expenses included unit option charges amounting to € 33 million (2006: € 36 million).

Other operating income for the year under review included a net, non-recurring gain of € 16 million in respect of a property disposal attributable to Alfred Dunhill. In the prior year, other operating income included net non-recurring gains amounting to € 28 million. Net prior year gains included € 11 million relating to the disposal of the Hackett subsidiary in June 2005 and € 19 million primarily relating to a sale and leaseback transaction in respect of a Cartier boutique. The impact of non-recurring items is analysed on page 45 of this report.

OPERATING PROFIT

Operating profit increased by 24 per cent to € 916 million. Excluding net non-recurring gains, the underlying operating profit from the Group's luxury businesses increased by 26 per cent to € 900 million, compared to € 713 million in the prior year.

In the table opposite, those Maisons which are principally engaged in a specific business area have been grouped together. By way of example, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as 'Jewellery Maisons'. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating result for that business area.

Sales by business area


6%
6%
50%
12%
26%

- Jewellery Maisons
€ 2 435 million

- Specialist Watchmakers
  € 1 203 million
- Writing Instrument Maisons
  € 585 million
- Leather and Accessories Maisons
  € 307 million

Other Businesses
€ 297 million

ANALYSIS OF SALES AND OPERATING RESULTS BY BUSINESS AREA

Sales and operating results of the Group's main areas of activity were as follows:

in € millions	March 2007	March 2006	
Sales			
Jewellery Maisons	2 435	2 227	+9 %
Specialist Watchmakers	1 203	1 063	+13 %
Writing Instrument Maisons	585	497	+18 %
Leather and Accessories Maisons	307	283	+8 %
Other Businesses	297	238	+25 %
Total sales	4 827	4 308	+12 %
Operating results			
Jewellery Maisons	667	616	+8 %
Specialist Watchmakers	274	227	+21 %
Writing Instrument Maisons	110	83	+33 %
Leather and Accessories Maisons	(11)	(38)	+71 %
Other Businesses	20	22	-9 %
	1 060	910	+16 %
Corporate costs	(144)	(169)	-15 %
Central Support Services	(137)	(154)	-11 %
Other operating expense, net	(7)	(15)	-53 %
Operating profit	916	741	+24 %
Further analysed as follows:			
Underlying operating profit from luxury business	900	713	+26 %
Non-recurring items – Leather and Accessories Maisons	16	–	
Non-recurring items – Jewellery Maisons	–	19	
Non-recurring items – Other operating expense, net	–	9	
Operating profit	916	741	+24 %

JEWELLERY MAISONS

Of the Group's Jewellery Maisons, Cartier reported double-digit growth at constant rates in all regions with the exception of Japan, which saw modest growth. Van Cleef & Arpels also enjoyed very good growth in sales; products linked to the Maison's centenary in 2006 and related communications activity contributed to the strong performance. Operating profit for the business area as a whole increased by 8 per cent to € 667 million with an operating margin of 27 per cent, broadly in line with the prior year's level. The operating profit in the comparative period included non-recurring net property disposal gains amounting to € 19 million.

SPECIALIST WATCHMAKERS

High levels of demand continued in all regions, generating double-digit sales growth for the Group's specialist watchmakers. Most notably, sales of both Panerai and A. Lange & Söhne grew strongly during the year. A 13 per cent increase in sales combined with operating leverage generated a 21 per cent increase in operating profit.

WRITING INSTRUMENT MAISONS

Montblanc also celebrated its centenary during 2006. Sales benefited from the special centenary products, the programme of events surrounding the anniversary and the continued success of the new Montblanc female jewellery line, launched in late 2005. The further development of Montblanc's retail network contributed 6 per cent to the growth in the Maison's sales overall. The Maison performed well in all geographic regions. Sales increased by 18 per cent and operating profit increased by 33 per cent. Operating margin, including Montegrappa, improved by two percentage points to 19 per cent.

LEATHER AND ACCESSORIES MAISONS

Improved sales in this business area combined with non-recurring gains has resulted in a reduction in losses from € 38 million to € 11 million.

Alfred Dunhill reported double-digit growth at constant exchange rates in the Asia-Pacific region for the year, helped by the development of its retail network. However, sales in Japan were flat in local currency terms. Alfred Dunhill's overall operating losses declined from € 30 million in the prior year to € 8 million, after taking into account the benefit of a non-recurring, net gain of € 16 million on the disposal of a property.

Lancel reported a double-digit increase in sales for the year at constant rates, reflecting growth driven by the success of its new products. Lancel's operating losses significantly decreased from € 8 million in the prior year to € 3 million.

Group operating profit margin increased by 2 per cent to 19 per cent

OTHER BUSINESSES

The growth in sales in the Group's other businesses primarily reflects the continuing development of Chloé. Chloé's sales increased by over 50 per cent during the year, the Maison benefiting from a substantial increase in its retail network. Exceptional growth in the first six months was offset by more moderate growth in the latter part of the year, measured against a higher comparative base.

Prior year comparative figures for Other Businesses include the results of two businesses disposed of during that year: Hackett is included for the two-month period to 31 May 2005 and Old England for the twelve-month period to 31 March 2006. Total sales in the comparative period from these two businesses amounted to € 18 million. The operating results of both entities were immaterial.

CORPORATE COSTS

Corporate costs include central support services such as strategic management, marketing and functional support, legal services, manufacturing and logistics, intellectual property, finance, human resources and information technology together with central marketing initiatives. These and other net expenses are not allocated to specific business areas.

OPERATING PROFIT

Operating profit after corporate costs reached € 916 million, an increase of 24 per cent over the prior year. This increase reflects the growth in sales, the improvement in gross margins and continuing cost control. The Group operating profit margin increased from 17 per cent to 19 per cent.

Following the introduction of IFRS 2 *Share-based Payment* in 2005, charges for unit options have been allocated, in both periods, to operating costs within the relevant business areas and central support services.

Sales by region


15%
42%
21%
22%
Europe
€ 2 042 million
Asia-Pacific
€ 1 070 million
Americas
€ 984 million
Japan
€ 731 million

SALES BY REGION

in € millions	March 2007	March 2006	Movement at Constant exchange rates	Movement at Actual exchange rates
Europe	2 042	1 811	+ 13 %	+ 13 %
Asia-Pacific	1 070	899	+ 24 %	+ 19 %
Americas	984	875	+ 18 %	+ 12 %
Japan	731	723	+ 10 %	+ 1 %
	4 827	4 308	+ 16 %	+ 12 %

EUROPE

The overall increase of 13 per cent reflects double-digit growth in all business areas. Montblanc and the specialist watchmakers all performed very well over the course of the year.

ASIA-PACIFIC

Sales grew at a faster rate during the fourth quarter than had been seen during the first nine months of the year. Excellent demand was seen in all business areas. Both Montblanc and Alfred Dunhill benefited from the development of their own retail distribution networks in mainland China during the year.

Sales in mainland China, representing 16 per cent of regional sales, increased by 47 per cent at actual exchange rates. The high rate of growth reflects the Group's investment in this market, including the establishment of distribution subsidiaries and retail and wholesale platforms in mainland China, as well as the growing demand there.

AMERICAS

The Americas region reported strong local currency growth of 18 per cent, notwithstanding the good performance seen in the prior year and the challenging comparative base. The decrease in the value of the dollar relative to the euro during the year resulted in sales growth of 12 per cent at actual exchange rates.

JAPAN

Sales growth of 10 per cent in the domestic Japanese market was largely offset by the weakness of the yen when translated into euros. At actual exchange rates, sales grew by only 1 per cent. Sales in Japan represent 15 per cent of Group sales.

Sales by distribution channel


42%
58%

- **Retail sales**
  € 2 009 million
- **Wholesale sales**
  € 2 818 million

SALES BY DISTRIBUTION CHANNEL
in € millions

	March 2007	March 2006	
Retail	2 009	1 762	+ 14 %
Wholesale	2 818	2 546	+ 11 %
	4 827	4 308	+12 %

RETAIL

Retail sales increased by 14 per cent to € 2 009 million. This high level of growth reflected both good trading at established boutiques and the expansion of the network of Group-owned points of sale. The total retail network increased by 79 to 1 154 boutiques. This includes the acquisition of boutiques in China by Montblanc and Alfred Dunhill. At the end of March, the Group's Maisons owned 673 boutiques, with a further 481 points of sale being operated by franchise partners.

WHOLESALE

Wholesale sales increased by 11 per cent overall, with high rates of growth seen at Van Cleef & Arpels, Chloé and certain specialist watchmakers.

RETAIL NETWORK (NUMBER OF POINTS OF SALE)

	Owned	Franchised	Total
Cartier	161	85	246
Van Cleef & Arpels	37	17	54
Piaget	24	21	45
Montblanc	209	106	315
Alfred Dunhill	113	70	183
Lancel	65	109	174
Chloé	44	22	66
Other	20	51	71
	673	481	1 154

Net profit

- Parent and subsidiaries € 789 million

- **Associated companies**
  € 540 million


59%
41%

SUMMARY INCOME STATEMENT AND RESULTS OF ASSOCIATES

in € millions	March 2007	March 2006
Operating profit	916	741
Net finance income	31	5
Profit before taxation	947	746
Taxation	(158)	(136)
Share of post-tax results of associates	540	486
Before non-recurring expenses	578	526
Share of non-recurring expenses	(38)	(40)
Net profit	1 329	1 096
Attributable to unitholders	1 328	1 094
Attributable to minority interests	1	2
Net profit	1 329	1 096

NET FINANCE INCOME

Net finance income amounting to € 31 million includes net interest income, net foreign exchange gains and losses and fair value adjustments. Fair value gains in the year amounted to € 16 million (2006: € 15 million loss), including the appreciation of certain listed and unlisted investments. Under International Financial Reporting Standards ('IFRS'), such investments and other 'fair value financial assets' must be revalued at the balance sheet date with reference to market valuations. This 'marked to market' approach inevitably creates volatility in the reported finance income line. Further volatility is to be expected in future years.

TAXATION

Excluding the Group's share of the results of its associated undertakings, the Group's effective taxation rate was 16.7 per cent compared with 18.2 per cent last year. The effective taxation rate in general reflects the lower level of corporate taxes in Switzerland compared to other jurisdictions. The reduction in the effective taxation rate reflects the deductibility of costs related to share-based payments for the first time.

ASSOCIATED COMPANIES

The Group's principal associated company is British American Tobacco plc. Richemont has an effective interest of 19.0 per cent in British American Tobacco, representing a market value at 31 March 2007 of € 9 130 million.

In addition, the Group has a number of smaller investments which are classified as associated companies. These other associated companies have no material impact on the Group's financial statements. The Group's share of results of these smaller investments amounted to a profit of € 1 million (2006: nil).

Dividends received from BAT during the year amounted to € 280 million

BRITISH AMERICAN TOBACCO PLC ('BAT')

For the year ended 31 March 2007, the Group's share of the results of BAT increased to € 539 million. Excluding non-recurring income and expense from both years, the Group's share of the results of BAT would have increased by 10 per cent to € 577 million.

Non-recurring items in respect of BAT are reported net of taxation and minority interests in this report. Non-recurring items include those of BAT's subsidiary companies as well as its own associated companies. The presentation of the post-tax impact of such non-recurring items, rather than the pre-tax effect, represents a change to the approach taken in previous years. There is no impact on the Group's IFRS results. Further details are given on page 45 of this report.

In its financial year ended 31 March 2007, Richemont accounted for BAT's nine months ended 31 December 2006 and three months ended 31 March 2007. In the comparative period, the same approach was applied. The following table presents the Group's effective interest in BAT applied in the current and the prior year periods. The increases in the Group's interest in both the current and prior year were due to the share buy-back programme carried out by BAT.

	2006/07 %	2005/06 %
1 April to 30 June	**18.8**	18.4
1 July to 30 September	**18.9**	18.5
1 October to 31 December	**18.9**	18.6
1 January to 31 March	**19.0**	18.6

BAT reports its results in sterling. As the average euro:sterling exchange rate, at 0.68, was broadly the same for the past two years, there was virtually no direct impact on the Group's share of BAT's results on translation into euros due to exchange rate movements.

In cash flow terms, the Group received dividends totalling € 280 million from BAT during the year (2006: € 247 million).

In BAT's financial year to 31 December 2006, its adjusted, diluted earnings per share, a good indicator of its underlying performance, grew by 10 per cent to 98.12 pence per share. This increase was the result of the improved underlying operating performance from both subsidiaries and associates, together with a lower effective tax rate and the benefit of the share buy-back programme, which more than offset the impact of higher net finance costs and minorities.

In BAT's quarter to 31 March 2007, its adjusted diluted earnings per share grew by 10 per cent, benefiting from the increase in profit from operations, an improved contribution from associate companies, lower net finance costs, a lower tax rate and the impact of the share buy-back programme, partly offset by a higher minorities charge.

The following commentary is condensed from BAT's annual report for the year ended 31 December 2006.

BAT cigarette sales volumes from subsidiaries for the year ended 31 December 2006 increased by 2 per cent to 689 billion sticks on both a reported and a 'like-for-like' basis. Net revenues rose by 5 per cent on both an actual and 'like-for-like' basis. This volume and revenue growth was achieved across a broad spread of markets. The four global 'drive brands' (Kent, Dunhill, Lucky Strike and Pall Mall) continued their impressive performance and achieved overall volume growth of 17 per cent. These brands now represent over 21 per cent of BAT's volumes from subsidiaries, while international brands as a whole account for 40 per cent of the total.

BAT's profit from operations was 8 per cent higher at £ 2 622 million or 7 per cent higher on a 'like-for-like' basis, with Asia-Pacific, Latin America and the Africa and Middle East regions contributing to these results.

In Europe, profit at £ 781 million was slightly lower, mainly as a result of very competitive trading conditions in a number of markets and the inclusion in the comparative period of a one-off benefit in Italy. Excluding this benefit, profit increased by £ 9 million, with strong growth from Russia, Hungary, Italy and France, largely offset by declines in Spain, Poland, Germany, the Netherlands and Ukraine. Regional volumes on a 'like-for-like' basis were 2 per cent higher at 248 billion sticks, with growth in Russia, France, Spain and Hungary partly offset by declines in Ukraine, Italy and Germany.

In Asia-Pacific, regional profit increased by £ 85 million to £ 616 million, mainly attributable to good performances in Australasia, Malaysia, South Korea and Pakistan. Volumes at 142 billion sticks were 4 per cent higher as strong increases in Pakistan, Bangladesh, South Korea and Vietnam were partially offset by declines in Malaysia and Indonesia.

Profit in Latin America increased by £ 81 million to £ 611 million due to good performances across the region, coupled with a stronger average exchange rate in Brazil. Volumes grew in many of the markets which led to an overall increase of 2 per cent to 153 billion sticks.

Profit in the Africa and Middle East region grew by £ 34 million to £ 468 million, mainly driven by South Africa, Nigeria, the Middle East and Egypt. Volumes were slightly higher at 103 billion sticks, as a result of Nigeria, Egypt and the Middle East, partially offset by decreases in Turkey.

The profit from the America-Pacific region decreased by £ 12 million to £ 424 million, while volumes were down 3 per cent to 44 billion sticks. The increases in profit and volumes from Japan were more than offset by lower contributions from Canada.

BAT's associated companies grew their volumes by 4 per cent to 241 billion sticks. BAT's share of the post-tax results amounted to £ 431 million. Excluding exceptional items, the share of the post-tax results of associates, increased by £ 38 million to £ 427 million, mainly from Reynolds American and ITC. The contribution from Reynolds American, excluding brand impairment charges and the benefit from the favourable resolution of certain tax matters in both years as well as other exceptional charges in 2005, was £ 18 million higher at £ 285 million. This was mainly due to improved pricing and cost reductions, partially offset by lower volumes. The contribution from ITC, BAT's associate in India, increased by £ 11 million to £ 91 million.

Further information in respect of British American Tobacco plc can be obtained from that company's website: www.bat.com.

increased by 21 per cent to € 1 328 million

ANALYSIS OF UNDERLYING NET PROFIT ATTRIBUTABLE TO UNITHOLDERS

	March 2007			March 2006		
in € millions	Underlying	Non-recurring items	IFRS	Underlying	Non-recurring items	IFRS
Sales	4 827	–	4 827	4 308	–	4 308
Operating profit	900	16	916	713	28	741
Net profit – parent and subsidiaries	772	16	788	586	22	608
Share of post-tax profit of associates	578	(38)	540	526	(40)	486
Net profit attributable to unitholders	1 350	(22)	1 328	1 112	(18)	1 094
Earnings per unit						
Basic	€ 2.405		€ 2.366	€ 2.010		€ 1.978
Diluted basis	€ 2.369		€ 2.331	€ 1.983		€ 1.951

During the year, the Group realised non-recurring income of € 16 million, being a net gain on the disposal of a retail property by Alfred Dunhill.

During the prior year, the Group realised non-recurring income of € 28 million, being principally a gain on the disposal of a retail property by Cartier and the Group's disposal of Hackett, a menswear business. Net of taxation, this non-recurring income amounted to € 22 million.

The non-recurring items included in the Group's share of the results of its associate, British American Tobacco ('BAT'), amounted to a net charge of € 38 million in the year under review. This primarily reflected restructuring charges, net of gains and losses on the disposal of businesses and brands. Non-recurring items include those of BAT's subsidiary companies as well as its own associated companies.

The presentation of BAT's non-recurring items has been revised. The non-recurring expense reported for the comparative period has been revised from a charge of € 58 million at the pre-tax level reported last year to a post-tax charge of € 40 million. The overall contribution from BAT on an IFRS basis remains unchanged.

The presentational change has no effect on the Group's IFRS-reported results or balance sheet. The comparative, underlying net Group profit shown above and in the five-year record has been amended, together with the underlying earnings per unit. The revised underlying net profit attributable to unitholders for the year ended 31 March 2006 is € 1 112 million. The amount previously reported was € 1 130 million.

Excluding non-recurring items from both years, attributable net profit in the year to 31 March 2007 would have been € 1 350 million compared to € 1 112 million in the prior year, an increase of 21 per cent.

Excluding non-recurring items, Richemont's basic earnings per unit would have increased by 20 per cent from € 2.010 to € 2.405 and diluted earnings per unit would have increased by 19 per cent from € 1.983 to € 2.369.

Cash flow from operations increased by some € 200 million to € 970 million. Net cash amounted to € 1 141 million at 31 March 2007

CASH FLOW
in € millions

	March 2007	March 2006
Operating profit	916	741
Depreciation and other non-cash items	175	159
Increase in working capital	(121)	(126)
Cash generated from operations	970	774
Dividends received from associate (BAT)	280	247
Net interest received	27	2
Taxation paid	(177)	(85)
Net acquisitions of tangible fixed assets	(201)	(166)
Net acquisitions of intangible assets	(20)	(23)
Other investing activities, net	(126)	(4)
Net cash inflow before financing activities	753	745
Dividends paid to unitholders	(612)	(553)
Ordinary dividend	(334)	(276)
Special dividend	(278)	(277)
Decrease in borrowings and other financing activities	(14)	(43)
Net proceeds from sale of treasury units	63	90
Exchange rate effects	17	(6)
Increase in cash and cash equivalents	207	233
Cash and cash equivalents at the beginning of the year	1 416	1 183
Cash and cash equivalents at the end of the year[1]	1 623	1 416
Borrowings	(482)	(532)
Net cash at the end of the year	1 141	884

[1]Cash and cash equivalents are as per the consolidated cash flow statement on page 75 of the consolidated financial statements.

Acquisition of tangible fixed assets


19%
56%
25%
Retail distribution
● Manufacturing facilities

○ Other

The Group's net cash position at 31 March 2007 was € 1 141 million compared with € 884 million twelve months earlier. The increase in net cash largely reflected the net cash inflow before financing activities of € 753 million, partly offset by the payment of dividends to unitholders in September 2006.

The net cash inflow from operations totalled € 970 million for the year, the increase in earnings being partially offset by increases in inventories and debtors. The increase in trade debtors was lower than with the level of wholesale sales growth.

Net acquisitions of tangible fixed assets amounted to € 201 million. This included investments in the boutique network, including flagship boutiques for Van Cleef & Arpels and Montblanc, as well as the further development of the Maisons' manufacturing facilities. Certain development costs associated with the implementation of the Group-wide IT-based, enterprise resource planning system were also capitalised during the year.

Dividends received from British American Tobacco comprised the final dividend in respect of its financial year ended 31 December 2005 and the interim dividend for the 2006 financial year.

During the year, some 5.4 million treasury units were sold by the Group in connection with the exercise of unit options by executives, resulting in a gross cash inflow of € 77 million. The Group currently uses over-the-counter call options over Richemont units to hedge its exposure to executives in terms of the unit option plan. The cost of such call options is included in the net proceeds from sale of treasury units above.

The Group's principal associated undertaking is British American Tobacco. The fair value of the Group's investment amounted to £ 6 197 million or € 9 130 million at 31 March 2007

SUMMARISED BALANCE SHEET
in € millions

	31 March 2007	31 March 2006
Non-current assets		
Fixed assets	922	809
Investment in associated undertakings	3 506	3 347
Other non-current assets	546	450
	4 974	4 606
Net current assets	1 594	1 476
Net operating assets	6 568	6 082
Net cash	1 141	884
Cash and cash equivalents	1 623	1 416
Borrowings	(482)	(532)
Other non-current liabilities	(196)	(185)
	7 513	6 781
Equity		
Unitholders' equity	7 511	6 773
Minority interests	2	8
	7 513	6 781

Net current assets were € 118 million above the level of the prior year-end at € 1 594 million. Inventories increased by 7 per cent to € 1 732 million, although stock rotation rates improved to 15.1 months (2006: 15.5 months). Year-end trade debtors increased by some 7 per cent, reflecting both the seasonality of wholesale sales and the growth seen during the latter part of the year. The increases in inventories and debtors were partly offset by increases in current liabilities, primarily relating to trade and other creditors.

Net cash at 31 March 2007 amounted to € 1 141 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, US dollars, Hong Kong dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

The Group's equity amounted to € 7 513 million, net of the cost of repurchased treasury units and related instruments, which are held as a hedge against the exercise of executive unit options. At 31 March 2007, the Group held 12.8 million treasury units, representing 2.5 per cent of the total number of the 'A' bearer units in issue.

BUSINESS STRUCTURE AND STRATEGY

Compagnie Financière Richemont SA is the ultimate holding company for some of the world's leading luxury goods companies, encompassing jewellery, watches, writing instruments and other luxury products.

In addition, Richemont owns a significant interest in British American Tobacco plc ('BAT'), one of the world's leading tobacco companies, together with interests in a number of smaller investments both in and ancillary to the luxury goods sector.

The Group's luxury businesses operate globally and are structured in four main business areas, each focusing on a specific aspect of the business – jewellery, watches, writing instruments and leather and accessories. A fifth business area includes smaller businesses and component manufacturing activities.

The Group's largest market is Europe, which generated 42 per cent of sales during the year under review. Details of sales by geographic region are given on page 40 of this report. The Group believes the geographic diversity of its operations, with a lack of dependency on any one market, represents a long-term competitive advantage.

Maintaining and enhancing the tradition, heritage and character of the Maisons is critical to ensuring the future development and success of the Group. Product quality is paramount. Each Maison also focuses on increasing awareness and desirability by developing creative products and marketing programmes and anticipating future market trends. The Maisons' products are sold through a network of boutiques owned by the Group, through franchise operations and through boutiques owned by third parties.

FACTORS AFFECTING RESULTS

The Group's products can be considered discretionary purchases. Declining confidence in local or international economies can therefore impact consumer spending. Global events such as regional conflicts, terrorism, disease and natural disasters may also affect the consumer's willingness to purchase luxury products.

The products sold by Group companies rely on the considerable skill and craftsmanship of their employees and on the availability of components from suppliers. Suppliers, likewise, are dependent on the availability of skilled labour. The recruitment, training and retention of craftsmen is therefore a long-term investment, both for the Group and its suppliers.

Attracting and retaining creative, management and craft talent are critical to the Group in meeting its long-term objectives. The Group has developed global human resources strategies in concert with the Maisons and the regional platforms to attract, retain and motivate talented individuals. Performance objectives are established between the Group, Maisons and platforms and are reviewed annually.

The Maisons manufacture their products in western Europe, primarily in Switzerland, France and Germany. Some 58 per cent of Group sales are made outside Europe, exposing the Group to foreign exchange risk. Fluctuations in exchange rates may be compensated by the pricing applied to products. The Group also uses a variety of short-term and long-term hedging strategies to further safeguard its assets and operational flows against such risks. The gross exposure to sales in these foreign currencies is partly offset by local operating costs and, in the case of the US dollar, purchases of precious stones and gold. Short-term strategies include the twelve-month forward sale of foreign currencies, particularly the US dollar, the Hong Kong dollar and the Japanese yen, against the Swiss franc. The twelve-month hedging programme aims to hedge forward some 70 per cent of the Group's forecast net exposure. Longer-term hedging strategies include local borrowings in foreign currencies to finance local assets.

Labour and other production costs represent the principal element of the Group's cost of sales. Raw material costs are also a significant element. Prices of precious stones, gold and other materials vary, dependent on international market prices.

Whilst short-term foreign currency and manufacturing cost fluctuations may be absorbed, the Group seeks to maintain its margins through price adjustments, wherever possible, to reflect the impact of more sustained movements.

Richemont equity accounts its interest in its associated undertaking, BAT. The contribution from BAT to the Group's attributable profit in the year under review amounted to 41 per cent of the Group's net profit. Net profit will therefore reflect movements in the Group's effective interest in BAT, the results of BAT itself and movements in the euro:sterling exchange rate.

Dividends received from BAT represent a considerable proportion of the Group's cash flow and are likewise dependent upon the results and dividend policy of BAT as well as movements in the Group's effective interest and in exchange rates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'). The accounting policies are presented in full on pages 76 to 80 of this report. The following are the critical accounting policies requiring significant judgments and estimates.

Revenue is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Where there is a practice of agreeing to customer returns, accumulated experience is used to estimate and provide for such returns at the time of sale. Sales returns amount to approximately 4 per cent of gross sales. At the time of sale, the Group also records estimates for a variety of sales deductions, including target bonuses, early payment discounts, commissions related exclusively to wholesale sales and other incentives. Target bonuses and third party commissions relate to negotiated programmes with the wholesale trade and are generally accrued as a percentage of gross sales. Early payment discounts, which vary based on region, are offered to encourage prompt payment of trade balances. The Group records these deductions based on management's best estimates of individual programmes in the individual regions. The difference between gross and net sales is historically 1 per cent of gross sales.

In accordance with IFRS, the Group's policy is to capitalise the fair value of trademarks, patents and designs acquired. However, intellectual property rights relating to trade names associated with the Group's principal Maisons are not reflected in the Group's consolidated balance sheet as these rights were carried at nil in the Group's balance sheet prior to the adoption of IFRS in 2005.

The Group is in the process of progressively implementing a worldwide, standardised Enterprise Resource Planning ('ERP') system. Accordingly, the Group expects significant investments in software development in the coming years. Costs incurred in connection with the development of software, patents and designs are recognised as intangible assets as incurred.

The Group provides for income tax it expects to pay on its profits. Operating throughout the world, it is subject to differing tax codes and administrative practices. Amounts provided therefore are based on management's interpretation of country-specific tax rules.

The total dividend for the year amounts to € 1.25 per unit, representing a 14 per cent increase

PROPOSED DIVIDEND

	Gross dividend per unit	Withholding tax @ 35%	Net payable per unit
The dividends will be paid as follows:			
Ordinary dividend			
Richemont SA, Luxembourg	€ 0.5960	–	€ 0.5960
Compagnie Financière Richemont SA, Switzerland	€ 0.0540	(€ 0.0189)	€ 0.0351
	€ 0.6500	(€ 0.0189)	€ 0.6311
Special dividend			
Richemont SA, Luxembourg	€ 0.6000	–	€ 0.6000
	€ 1.2500	(€ 0.0189)	€ 1.2311

The Board has proposed an ordinary dividend of € 0.65 per unit, an increase of 8 per cent over the prior year's level. In addition, the Board has proposed that a special dividend of € 0.60 should be paid to unitholders. The total gross dividend thus amounts to € 1.25 per unit (2006: € 1.10 per unit). Withholding tax is payable on the proposed dividend to be paid by Compagnie Financière Richemont SA, Switzerland.

The dividends will be payable following the Annual General Meeting in September 2007. The anticipated dividend payment dates are as follows:

'A' unit dividend: Monday, 17 September 2007.

South African Depository Receipt dividend: Friday, 28 September 2007.

The dividend in respect of Richemont 'A' units is payable in euros.

The South African Depository Receipt dividend is payable in rand to residents of the South African Common Monetary Area ('CMA') but may, dependent upon status, be payable in euros to non-CMA residents.



RICHARD LEPEU
GROUP FINANCE DIRECTOR
GENEVA, 24 MAY 2007

Through the Teacher of Ten Thousand Generations Foundation, Richemont helps fund the continuing education of these young people



ENVIRONMENT

We take our responsibility towards the environment very seriously. Though our direct impact is low, we do, like any company, use resources. It is important that environmental responsibility is inherent in all our activities. To this end, we have developed a model Environmental Code of Conduct which confirms the Group's commitment to environmental stewardship and elaborates in detail the principles and practices that will be followed in order to promote responsible environmental management.

Our next step is to build on this Code by developing a comprehensive environmental management system which can be adopted and applied by all our businesses.

Climate change

The climate of the Earth has always been affected by natural changes in the atmosphere. More recent changes to the Earth's climate, however, are understood to have occurred mainly as a result of human behaviour rather than natural causes.

It is widely accepted that climate change has the potential to be the greatest and widest-ranging market failure ever seen. The influential Stern Report published in the United Kingdom in late 2006 concluded that the benefits of strong, early action to contain climate change considerably outweigh the costs.

It is clear that all businesses, whatever their industry sector, have a role to play in containing climate change. The most pressing area for action is on the release of greenhouse gases and in particular carbon dioxide. Carbon dioxide is now generally recognised as contributing significantly to the warming of the atmosphere.

There are many ways of reducing and neutralising carbon dioxide emissions. As a first step, Richemont has measured its 'carbon footprint' – that is the amount of carbon we emit through energy use. The overall volume of carbon dioxide is relatively small, at 62 000 tonnes, reflecting the scale and nature of the Group's operations. Nonetheless, Richemont has set a target for the Group to become 'carbon neutral' by 2009. This means that we will reduce our carbon emissions as much as possible. It is not possible to stop all carbon emissions, so the remainder will be off-set through the purchase of carbon credits. Measuring our carbon footprint is the first step, as it allows us to identify where reductions can be made. The Group will be working to minimise emissions wherever possible as well as establishing programmes to offset the residual emissions.

BUSINESS STRUCTURE AND STRATEGY

Compagnie Financière Richemont SA is the ultimate holding company for some of the world's leading luxury goods companies, encompassing jewellery, watches, writing instruments and other luxury products.

In addition, Richemont owns a significant interest in British American Tobacco plc ('BAT'), one of the world's leading tobacco companies, together with interests in a number of smaller investments both in and ancillary to the luxury goods sector.

The Group's luxury businesses operate globally and are structured in four main business areas, each focusing on a specific aspect of the business – jewellery, watches, writing instruments and leather and accessories. A fifth business area includes smaller businesses and component manufacturing activities.

The Group's largest market is Europe, which generated 42 per cent of sales during the year under review. Details of sales by geographic region are given on page 40 of this report. The Group believes the geographic diversity of its operations, with a lack of dependency on any one market, represents a long-term competitive advantage.

Maintaining and enhancing the tradition, heritage and character of the Maisons is critical to ensuring the future development and success of the Group. Product quality is paramount. Each Maison also focuses on increasing awareness and desirability by developing creative products and marketing programmes and anticipating future market trends. The Maisons' products are sold through a network of boutiques owned by the Group, through franchise operations and through boutiques owned by third parties.

FACTORS AFFECTING RESULTS

The Group's products can be considered discretionary purchases. Declining confidence in local or international economies can therefore impact consumer spending. Global events such as regional conflicts, terrorism, disease and natural disasters may also affect the consumer's willingness to purchase luxury products.

The products sold by Group companies rely on the considerable skill and craftsmanship of their employees and on the availability of components from suppliers. Suppliers, likewise, are dependent on the availability of skilled labour. The recruitment, training and retention of craftsmen is therefore a long-term investment, both for the Group and its suppliers.

Attracting and retaining creative, management and craft talent are critical to the Group in meeting its long-term objectives. The Group has developed global human resources strategies in concert with the Maisons and the regional platforms to attract, retain and motivate talented individuals. Performance objectives are established between the Group, Maisons and platforms and are reviewed annually.

The Maisons manufacture their products in western Europe, primarily in Switzerland, France and Germany. Some 58 per cent of Group sales are made outside Europe, exposing the Group to foreign exchange risk. Fluctuations in exchange rates may be compensated by the pricing applied to products. The Group also uses a variety of short-term and long-term hedging strategies to further safeguard its assets and operational flows against such risks. The gross exposure to sales in these foreign currencies is partly offset by local operating costs and, in the case of the US dollar, purchases of precious stones and gold. Short-term strategies include the twelve-month forward sale of foreign currencies, particularly the US dollar, the Hong Kong dollar and the Japanese yen, against the Swiss franc. The twelve-month hedging programme aims to hedge forward some 70 per cent of the Group's forecast net exposure. Longer-term hedging strategies include local borrowings in foreign currencies to finance local assets.

Labour and other production costs represent the principal element of the Group's cost of sales. Raw material costs are also a significant element. Prices of precious stones, gold and other materials vary, dependent on international market prices.

Whilst short-term foreign currency and manufacturing cost fluctuations may be absorbed, the Group seeks to maintain its margins through price adjustments, wherever possible, to reflect the impact of more sustained movements.

Richemont equity accounts its interest in its associated undertaking, BAT. The contribution from BAT to the Group's attributable profit in the year under review amounted to 41 per cent of the Group's net profit. Net profit will therefore reflect movements in the Group's effective interest in BAT, the results of BAT itself and movements in the euro:sterling exchange rate.

Dividends received from BAT represent a considerable proportion of the Group's cash flow and are likewise dependent upon the results and dividend policy of BAT as well as movements in the Group's effective interest and in exchange rates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'). The accounting policies are presented in full on pages 76 to 80 of this report. The following are the critical accounting policies requiring significant judgments and estimates.

Revenue is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Where there is a practice of agreeing to customer returns, accumulated experience is used to estimate and provide for such returns at the time of sale. Sales returns amount to approximately 4 per cent of gross sales. At the time of sale, the Group also records estimates for a variety of sales deductions, including target bonuses, early payment discounts, commissions related exclusively to wholesale sales and other incentives. Target bonuses and third party commissions relate to negotiated programmes with the wholesale trade and are generally accrued as a percentage of gross sales. Early payment discounts, which vary based on region, are offered to encourage prompt payment of trade balances. The Group records these deductions based on management's best estimates of individual programmes in the individual regions. The difference between gross and net sales is historically 1 per cent of gross sales.

In accordance with IFRS, the Group's policy is to capitalise the fair value of trademarks, patents and designs acquired. However, intellectual property rights relating to trade names associated with the Group's principal Maisons are not reflected in the Group's consolidated balance sheet as these rights were carried at nil in the Group's balance sheet prior to the adoption of IFRS in 2005.

The Group is in the process of progressively implementing a worldwide, standardised Enterprise Resource Planning ('ERP') system. Accordingly, the Group expects significant investments in software development in the coming years. Costs incurred in connection with the development of software, patents and designs are recognised as intangible assets as incurred.

The Group provides for income tax it expects to pay on its profits. Operating throughout the world, it is subject to differing tax codes and administrative practices. Amounts provided therefore are based on management's interpretation of country-specific tax rules.

Corporate governance

GENERAL PRINCIPLES

Richemont is committed to maintaining a high standard of corporate governance. It subscribes to the principles laid down in the Swiss Code of Best Practice for Corporate Governance published by 'economiesuisse', the Swiss Business Federation. It also adheres to the requirements of the 'Directive on Information Relating to Corporate Governance' ('DCG'), issued by the SWX Swiss Exchange. In addition to Swiss law, the Group complies with the listing requirements of the SWX Swiss Exchange, which embody the relevant aspects of the European Union Prospectus Directive, Market Abuse Directive and Transparency Directive. It also complies with the rules of the Johannesburg Stock Exchange, to the extent that they apply to companies with secondary listings there.

The Group's corporate governance principles and practices are reviewed by the Audit Committee and the Board on a regular basis in the light of prevailing best practices.

The Group's principles of corporate governance are embodied in the statutes of both Compagnie Financière Richemont SA and Richemont SA, Luxembourg, in the Corporate Governance Regulations and in the terms of reference of the Audit, Compensation and Nomination Committees of the Compagnie Financière Richemont SA Board. The Corporate Governance Regulations are available on the Group's website: www.richemont.com.

This section of the annual report follows the recommendations of the SWX Swiss Exchange DCG. Headings follow the format of the DCG and cross-references to other sections of the report are provided where appropriate. In certain instances, where the issues contained in the directive do not apply to Richemont or where the amounts involved are not material, no disclosure may be given.

1. GROUP STRUCTURE AND SIGNIFICANT SHAREHOLDERS

Structure

Richemont equity units comprise shares in Compagnie Financière Richemont SA indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg. As such, the Board of Compagnie Financière Richemont SA is the Group's supervisory board, composed of a majority of non-executive directors, whilst the Board of Richemont SA, Luxembourg acts as the Group's management board.

Compagnie Financière Richemont SA is a Swiss domiciled company with its registered office at 50 chemin de la Chênaie, CH 1293 Bellevue, Geneva.

Richemont SA is a Luxembourg domiciled company with its registered office at 35 boulevard Prince Henri, L 1724 Luxembourg.

The businesses in the Group operate in five identifiable main business areas: (i) jewellery, (ii) specialist watchmaking, (iii) writing instruments, (iv) leather and accessories and (v) other businesses. Each of the Maisons in the Group enjoys a high degree of autonomy, with its own management group under a chief executive officer. To complement those businesses, the Group has established central functions and a regional structure around the world to provide central controlling and support services in terms of distribution, finance, legal and administration services.

Details of the principal companies within the Group, including the market capitalisation of the Group's listed associate, British American Tobacco plc, are set out in note 35 to the consolidated financial statements on page 107 of this report. The market capitalisation and ISIN number of the Richemont 'A' units are given in section 2 of the Corporate Governance Report, which deals with the capital structure.

Compagnie Financière Rupert

Compagnie Financière Rupert, a partnership limited by shares established in Switzerland, holds 52 200 000 Richemont 'B' registered units representing 9.1 per cent of the equity of the Group and controlling 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA. Mr Johann Rupert, the Executive Chairman of Richemont, is the sole General Managing Partner of Compagnie Financière Rupert. Mr Jürgen Schrempp and Mr Ruggero Magnoni, both non-executive directors of Compagnie Financière Richemont SA, and Mr Jan Rupert, an executive director of the Company, were appointed as partners of Compagnie Financière Rupert in June 2006.

Compagnie Financière Rupert does not hold any Richemont 'A' units. Trusts and other entities in the shareholding structure above Compagnie Financière Rupert have indicated to the Company that they, together with parties closely related thereto, held a total of 160 703 'A' units, or the equivalent thereof in the form of Depository Receipts, as at 31 March 2007.

Other significant shareholders

Public Investment Corporation Limited ('PIC'), Pretoria, South Africa formally advised the Company in May 2006 that, at that date, accounts under its management held Richemont South African Depository Receipts equivalent to 52 559 740 'A' bearer units in Compagnie Financière Richemont SA. Details of the Group's South African Depository Receipts are set out in section 2 of this report.

At that date, PIC's holding indirectly represented 5.03 per cent of the voting rights at the level of Compagnie Financière Richemont SA.

On 25 January 2007, the Company received notification from PIC of a reduction in its holding of Depository Receipts to the equivalent of 52 108 775 'A' bearer units, indirectly representing 4.99 per cent of the voting rights in the Company.

As at the date of this report, the Company has received no other notifications of significant shareholdings representing in excess of 5 per cent of the voting rights.

Cross shareholdings

Richemont does not hold an interest in any company which is itself a shareholder in the Group.

2. CAPITAL STRUCTURE

Shares and participation certificates

In accordance with the articles of incorporation of both companies, shares issued by Compagnie Financière Richemont SA have been twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA, Luxembourg to form Richemont 'A' and 'B' units. There are 522 000 000 'A' bearer units and 52 200 000 'B' registered units in issue. Richemont 'A' bearer units are listed on the SWX Swiss Exchange and traded on virt-x, whilst the 'B' registered units are not listed and are held by Compagnie Financière Rupert, as detailed above.

twinned with one participation certificate in Richemont SA of no par value to form one Richemont 'A' unit in bearer form. Every ten 'B' registered shares in Compagnie Financière Richemont SA with a par value of CHF 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one 'B' unit, issued in registered form. Further details are given in note 16 to the consolidated financial statements on page 94 of this report.

Holders of 'A' and 'B' units enjoy equal dividend rights.

No changes to the capital structure of the Group have been effected over the three years ended 31 March 2007.

At 31 March 2007, Richemont's market capitalisation, based on a closing price of CHF 67.95 per unit and a total of 522 000 000 'A' equity units in issue, was CHF 35 470 million. The overall valuation of the Group at the year end, reflecting the value of both the listed 'A' units and the unlisted 'B' units, was CHF 39 017 million.

The ISIN of Richemont 'A' units is CH0012731458 and the Swiss 'Valorennummer' is 1273145.

Dividend

In respect of the financial year ended 31 March 2007, a dividend of € 1.25 per unit has been proposed. This comprises the ordinary dividend of € 0.65 per unit, together with a special dividend of € 0.60 per unit. The ordinary dividend will be paid jointly by Richemont SA, Luxembourg – which will pay € 0.596 per unit – and Compagnie Financière Richemont SA – which will pay € 0.054 per unit. The special dividend will be paid by Richemont SA, Luxembourg.

Unit buy-back programmes

Over the course of the period from March 1999 to 31 March 2007, the Group has repurchased a total of 29 845 960 'A' units through the market in support of unit-based compensation schemes for executives. In February 2004, the Board of Compagnie Financière Richemont SA approved the buy-back of a further 10 000 000 units over the period to February 2006. Of this programme, 5 000 000 units had been purchased up to 31 March 2004 and are reflected in the aggregate figure of 29 845 960 units referred to above. During the years ended 31 March 2005, 2006 and 2007, the Group did not buy back any further units. In February 2006, the Board decided to extend the buy-back programme for a further two years on the same terms. Following the exercise of options by executives, the balance of 'A' units held in reserve at 31 March 2007 was 12 826 368 units.

During the year under review, the Group continued to hedge its obligations under the Richemont unit-based compensation scheme by purchasing over-the-counter call options over 3 717 600 units. Details of the Group's stock option plan are set out in section 5 of this report and in note 31 to the consolidated operating expense charged to the income statement in respect of the fair value of options granted to executives during the year under review is set out under the heading 'Unit option scheme' on page 105 of this report.

When 'A' units are bought back, a reserve for treasury units, equal to the cost value of units purchased in the market, is established as an element of unitholders' equity in the consolidated balance sheet. As units are sold as a consequence of the exercise of options by executives, the reserve is correspondingly reduced. During the year under review, the reserve for treasury units decreased by a net € 144 million as a consequence of the exercise of options by executives and the consequent delivery of 'A' units from the Group to those executives. Further details are given in note 16 to the consolidated financial statements on page 94 of this report.

Voting rights
As previously noted, shares in Compagnie Financière Richemont SA have been indivisibly twinned with participation certificates issued by Richemont SA, Luxembourg to form Richemont 'A' and 'B' units.

Holders of Richemont units may attend and vote at meetings of shareholders of Compagnie Financière Richemont SA. They may attend in person or may appoint the Company or a third party to represent them at the meeting.

There is no limit on the number of units that may be held by any given party nor any restriction on the voting rights attaching to those units.

The statutes of Richemont SA provide that holders of participation certificates may vote on all issues which have a direct bearing on the participation certificate capital. They may attend in person or may appoint the Company or a third party to represent them at any such meeting. Compagnie Financière Richemont SA holds the entire issued share capital of Richemont SA. Accordingly, participation certificate holders have no right to attend meetings of shareholders of Richemont SA.

Richemont 'A' and 'B' units have equal rights to share in dividends and capital. As a consequence, however, of the differing nominal values of the 'A' and 'B' shares in Compagnie Financière Richemont SA, each 'B' unit conveys the right, in normal circumstances, to 10 votes at meetings of shareholders of Compagnie Financière Richemont SA, whereas each 'A' unit conveys the right to one vote at such a meeting. Richemont 'B' units, which represent 9.1 per cent of the Group's equity, therefore control 50 per cent of the votes at meetings of shareholders of Compagnie Financière Richemont SA. The 'B' registered units are entirely held by Compagnie Financière Rupert. In accordance with Swiss company law, certain resolutions relating to the objects of the Company, its capital structure, the transfer of its registered office or its dissolution, require the approval of two thirds of the shares represented and an absolute majority of the nominal share capital.

Statutory quorums

The general meeting of shareholders of Compagnie Financière Richemont SA is the ultimate decision-making forum of the Company. Resolutions of the general meeting are generally passed by an absolute majority of the votes represented at the meeting. As detailed above, certain resolutions may require the approval of two thirds of the shares represented at the meeting and an absolute majority of the nominal share capital.

The Annual General Meeting in respect of the financial year ended 31 March 2007 will be held on 13 September 2007 at the Company's headquarters in Bellevue in the canton of Geneva. The agenda for that meeting is set out on page 122 of this report. The notice period and agenda in respect of the meeting follow the requirements of Swiss company law. Holders of a minimum of one million 'A' units, which reflects a holding of 'A' shares in Compagnie Financière Richemont SA with a nominal value of CHF 1 million, may request that an item be placed on the agenda for the meeting. Such requests must be submitted, in writing, at least 20 days in advance of the deadline for publication of the formal notice convening the meeting.

South African Depository Receipts
Richemont Securities AG, a wholly-owned subsidiary of Compagnie Financière Richemont SA, acts as Depository for the issuance, transfer and cancellation of Richemont South African Depository Receipts ('DRs'), which are traded on the Johannesburg Stock Exchange operated by JSE Limited. DRs trade in the ratio of 10 DRs to each Richemont 'A' unit. The terms and conditions applicable to DRs are set out in the Deposit Agreement entered into between Richemont Securities AG, as Depository, and Compagnie Financière Richemont SA and Richemont SA, Luxembourg, as issuers.

In its capacity as Depository, Richemont Securities AG holds one 'A' unit in safe custody for every ten DRs in issue. Richemont Securities AG's interest in the 'A' units that it holds is therefore non-beneficial. At 31 March 2007, Richemont Securities AG held 177 707 518 Richemont 'A' units, representing some 34 per cent of the 'A' units, in safe custody in respect of DRs in issue.

Dividends received by Richemont Securities AG are payable in rand to South African residents. Dividends are converted upon receipt by Richemont Securities AG and remitted to the holders of DRs. Non-South African resident holders of DRs may receive the dividends in euros, subject to their residence status.

Holders of DRs issued by Richemont Securities AG are not entitled to attend the shareholders' meeting of Compagnie Financière Richemont SA or to vote in person. Rather, DR holders are canvassed as to their voting instructions by Richemont Securities AG, which then represents the holders as their proxy at the Annual General Meeting.

Transferability of units

Richemont's listed 'A' units are issued in bearer form. Accordingly, there is no register of shareholdings and there are no restrictions on transfers of unit holdings, transfers being effected by the delivery of the relevant unit certificate. Unit certificates embody both the share certificate in respect of Compagnie Financière Richemont SA and the related participation certificate in respect of Richemont SA. Given this indivisible twinning of shares in Compagnie Financière Richemont SA with participation certificates issued by Richemont SA, which is reflected in the statutes of both companies, a transfer of shares cannot be effected without the corresponding transfer of the related participation certificate.

Transfers of the unlisted 'B' registered shares in Compagnie Financière Richemont SA, which are held solely by Compagnie Financière Rupert, must be approved by the Board of Directors of the Company.

3. BOARD OF DIRECTORS

Responsibilities and membership

The Board of Directors of Compagnie Financière Richemont SA, the parent company, is responsible for the overall strategic direction of the Group and the appointment of senior management. In addition, it is responsible for establishing financial controls and appropriate procedures for the management of risk within the Group as well as the overall supervision of the business. The Board is responsible for the preparation of the financial statements of the Company and of the Group and for the organisation of the annual meeting of shareholders.

The Board is composed principally of non-executive directors with diverse professional and business backgrounds. Seven nationalities are represented on the Board, which was composed of 15 members at 31 March 2007. Board members are elected at each year's Annual General Meeting for a term of one year. All directors are eligible to stand for re-election each year, details of nominations being given in the notice of the Annual General Meeting published on page 122 of this Annual Report and in the press. The proposal to the Annual General Meeting is that the Board be elected on an individual basis. There is no restriction on the number of times a director may seek re-election and no formal age limit for directors.

In terms of its regular business, the Board generally meets for half a day to a full day, five times per annum. Further meetings on specific topics are held on an ad hoc basis. As part of its schedule of meetings the Board meets with executive management for two days each year to review the strategic direction of the Group's businesses. During the period from 1 April 2006 to 31 March 2007, the Board of Directors of Compagnie Financière Richemont SA held five meetings. These included a two-day strategy meeting and a two-day meeting with senior management. The Executive Chairman, Group Chief Executive Officer and Group Finance Director establish agendas for meetings of the Board, financial reports and supporting information in respect of agenda items being circulated to members of the Boards in advance of each meeting. Directors may ask that an item be placed on the agenda for any meeting.

Three directors of the Richemont SA management board, the Director of Corporate Finance, the Director of Corporate Affairs and the Strategic and Chief Intellectual Property Counsel regularly attend board meetings. Other members of senior management may be invited to attend periodically to address specific subjects. The Board is entitled to invite external counsel and specialists to attend meetings, although this was not required during the year under review.

At the annual meeting of shareholders of Compagnie Financière Richemont SA held on 14 September 2006, Mr Ruggero Magnoni, Vice Chairman of Lehman Brothers Inc. and Chairman of Lehman Brothers International Italy, was elected to the Board of the Company. His biography appears on page 60 of this report. At the same meeting, Mr Jan P Rupert, the Group's Manufacturing Director, was also appointed to the Board. His biography appears on page 61 of this report.

Mr Leo Deschuyteneer and Mr Ernst Verloop, both of whom served as non-executive directors of Compagnie Financière Richemont SA since 1998, did not seek re-election at the 2006 Annual General Meeting. Their directorships therefore ended on 14 September 2006.

One nomination to the Board of Compagnie Financière Richemont SA has been made, subject to the approval of shareholders at the Annual General Meeting to be held in September 2007. Mrs Anson Chan was Hong Kong's Secretary for Economic Services from 1987 to 1993 and was Chief Secretary to the Hong Kong Government from 1993 until her retirement in 2001. She is an Honorary Professor at Shanghai Jiao Tong University and an Honorary Fellow of the School of Oriental and African Studies at the University of London. Mrs Chan serves on the boards of a number of international organisations and companies, including Barclays Group Asia-Pacific Advisory Board.

Mr Callum Barton, a director of Richemont SA resigned from that company's Board during the year under review. He also retired from his position as President and Chief Executive of Richemont North America, Inc. and left the Board with effect from 31 October 2006. Mr Piet Beyers, the Group's Marketing Services Director, has announced his intention to retire from the Board of Richemont SA with effect from 30 June 2007.

Section 3 of the Corporate Governance Report continues on page 62.

Board of directors of Compagnie Financière Richemont SA



Johann Rupert
Executive Chairman
South African, age 57

Mr Rupert was appointed to the Board in 1988 and has served as Executive Chairman of Compagnie Financière Richemont SA since 2002. He is Chairman of the Nominations Committee and of the Strategic Product and Communication Committee.

Mr Rupert studied economics and company law at the University of Stellenbosch, South Africa and has had an extensive career in international business, banking and finance. After working for the Chase Manhattan Bank and Lazard Frères in New York he founded Rand Merchant Bank in 1979. In 1985 he joined the Rembrandt Group. Three years later he founded Richemont and became Group Chief Executive. Appointed as Executive Chairman in September 2002, he served as Group Chief Executive Officer during the period from October 2003 to September 2004. He is Non-Executive Chairman of Remgro Limited and of VenFin Limited and the Managing Partner of Compagnie Financière Rupert.

The University of Stellenbosch awarded him an honorary doctorate in Economics in 2004. In 2006 he was appointed as Chairman of the Peace Parks Foundation. He has been a Trustee of the Nelson Mandela Children's Foundation since its inception.



Jean-Paul Aeschimann
Deputy Chairman
Swiss, age 73

Since 1988, Maître Aeschimann has served as Non-Executive Deputy Chairman. He is Chairman of the Audit Committee and a member of the Compensation Committee and the Nominations Committee.

Maître Aeschimann graduated in law from the University of Neuchâtel, studied at Harvard University and has been admitted to the Bar of Geneva. He is a practising lawyer and is Counsel to Lenz & Staehelin, based in Geneva. He serves as Vice-Chairman and Chairman of the Audit Committee of the Board of Barclays Bank (Suisse) SA as well as director of a number of Swiss subsidiaries of international groups.

Lenz & Staehelin acts as legal counsel to Richemont and to Compagnie Financière Rupert and Maître Aeschimann is the Special Auditor of Compagnie Financière Rupert.



Norbert Platt
Group Chief Executive Officer
German, age 60

Mr Platt was appointed to the Board in September 2005.

He graduated with a BSc in precision mechanical engineering from the University of Frankfurt/Main and has studied business and management topics at Harvard Business School and at INSEAD. He worked for a number of years in the field of precision instruments, working with Rollei in Germany and internationally, becoming CEO of Rollei Singapore and Managing Director of Rollei Fototechnic in Germany.

He joined Montblanc in 1987 and was President and CEO of Montblanc International. Mr Platt was elected to the Board of Richemont SA in 2000 and appointed Group Chief Executive Officer in September 2004. He remains a member of the management board of Montblanc International Holding and is Non-Executive President of Montblanc International.



Richard Lepeu
Group Finance Director
French, age 55

Mr Lepeu was appointed to the Board in September 2004.

He is a graduate of the Institut d'Etudes Politiques de Paris and the Université de Sciences Economiques de Paris X. He worked in international corporate finance before joining Cartier in 1979 as assistant to the President. Within Cartier, he was appointed Company Secretary in 1981 and became Director of Finance and Administration in 1985 before being appointed Chief Executive in 1995. He served as Chief Operating Officer of Richemont from 2001 until his appointment as Group Finance Director in May 2004. Mr Lepeu is also a member of the Boards of Richemont SA, Richemont Japan and Richemont North America.



Franco Cologni
Italian, age 72

Dr Cologni was appointed to the Board in 2002 and serves as Senior Executive Director. He provides strategic input to the Maisons and is a regular contributor to the Strategic Product and Communication Committee.

He is a graduate of the University of Milan, where he later became a professor. As a writer, he has published several books and articles, in particular on luxury goods, jewellery and watches, and is the publisher and editor-in-chief of the 'Cartier Art' magazine. He joined Cartier in 1969 and served as Managing Director and Chairman of Cartier International. Dr Cologni has also been closely involved with the Group's watch brands and since 2005 has served as Chairman of the Fondation de la Haute Horlogerie in Geneva. He is founder of the Richemont Creative Academy which offers Masters degrees in design and creative management.

In June 2007, Dr Cologni resigned from his position as Senior Executive Director but will continue to serve the Board of Compagnie Financière Richemont SA as an advisor to the Executive Chairman.



Lord Douro
British, age 61

Lord Douro has served as a Non-Executive Director since 2000. He is a member of the Nominations Committee.

Lord Douro holds an MA degree from Oxford University. He has broad experience in banking and finance, serving as Chairman of Sun Life and Provincial Holdings from 1995 to 2000 and of the Framlington Group from 1994 to 2005. He is a director of Sanofi-Aventis and of Pernod Ricard and is a Commissioner of English Heritage. He was a member of the European Parliament from 1979 to 1989.

From 1990 to 1993 he was Chairman of Dunhill Holdings and from 1993 to 1998 Deputy Chairman of Vendôme Luxury Group, both former subsidiaries of the Group. Since 1998 he has served as Non-Executive Chairman of Richemont Holdings (UK) Limited, the holding company for the Group's UK interests and provides consultancy services to the Group.







Board of directors of Compagnie Financière Richemont SA continued

Yves-André Istel
American, age 71

Mr Istel was appointed to the Board in 1990. A Non-Executive Director, he is a member of the Audit Committee, the Nominations Committee and, since September 2006, the Compensation Committee.

Mr Istel graduated in 1957 with a BA in economics from Princeton University and has had an extensive career in investment banking. He was Managing Director of Lehman Brothers from 1977 to 1983, Co-Chairman of First Boston International from 1984 to 1988, Chairman of Wasserstein Perella & Co International from 1988 to 1992 and Vice Chairman of Rothschild Inc from 1993 to 2002. He is currently Senior Advisor to Rothschild Inc.

Mr Istel is a Non-Executive Director of Imperial Sugar Company, a member of its Audit Committee, and Chairman of its Nominating and Governance Committee. He also serves as Non-Executive Director of Tiedemann Trust Company and is a member of the Advisory Board of Healthpoint Partners LLC.

Mr Istel is Chairman of the Advisory Board of the Remarque Institute and the Center for French Civilisation and Culture, New York University, as well as the European Institute and the Fondation Saint-John Perse. He serves as a board member of a broad range of international institutions and foundations and is a member of the Economic Club of New York and the Bretton Woods Committee.

Ruggero Magnoni
Italian, age 56

Mr Magnoni was elected as Non-Executive Director in September 2006 and is a member of the Audit and Nominations Committee. In June 2006 he was appointed as partner of Compagnie Financière Rupert.

Mr Magnoni graduated from Bocconi University, Italy and holds an MBA from Columbia University, USA.

Since joining Lehman Brothers in 1977, he has held a number of senior roles across that firm's international activities and played a prominent role in several of its most significant transactions. From 1987 to 1994, he was responsible for Lehman Brothers' activities in Italy and has been the key driver of the development of Lehman's Italian operations. In 2000, Mr Magnoni became Head of the European Private Equity division and Vice Chairman of Lehman Brothers Inc and in 2002, Chairman of Lehman Brothers International Italy.

Mr Magnoni is Chairman of the Board of Spumador SpA and a member of the boards of Omniainvest SpA and 422 BV. He is a founding investor in Sopaf SpA and Hanseatic Americas Limited and is involved with various philanthropic activities, amongst them, the Fondazione 'Laureus Sport for Good' Italia and the Fondazione Oltre Onlus. He is a member of the Campaign Board of Bocconi University in Milan.

Simon Murray
British, age 67

Mr Murray became a Non-Executive Director in 2003 and is a member of the Nominations Committee.

He was educated at Bedford School in England and attended SEP Stanford Business School in the United States. He began his business career at Jardine Matheson, with ultimate responsibility for the company's engineering and trading operations, as well as holding directorships in various affiliated companies. In 1980, he formed his own project advisory company involved primarily in financing capital-intensive engineering projects in the Asia-Pacific region. In 1984 he became the Group Managing Director of the Hong Kong-based conglomerate Hutchison Whampoa, leading that company's entry into the mobile telecommunication business and developing its energy business. He joined Deutsche Bank Group as Executive Chairman Asia-Pacific in 1993, supervising the Group's operations in the region. In 1998 he founded Simon Murray & Associates and its subsidiary GEMS (General Enterprise Management Services Ltd), a private equity investment management company.







Alain Dominique Perrin
French, age 64

Mr Perrin has served as Executive Director on the Board of Compagnie Financière Richemont SA since 2003.

He is a graduate of the Ecole des Cadres et des Affaires Economiques, Paris (E.D.C.). He joined Cartier in 1969, assuming a series of roles and serving as President of Cartier International SA between 1981 and 1998. Mr Perrin was Chief Executive of Richemont SA from 2001 to 2003, overseeing the Group's luxury goods businesses from 1999 to 2003. He was responsible for the creation of the Fondation Cartier pour l'Art Contemporain in Paris and the launch of the annual Salon International de la Haute Horlogerie.

Mr Perrin serves on the management committees of a number of non-profit organisations and is President of the Ecole de Dirigeants et Créateurs d'entreprise (E.D.C.), the Fondation Cartier and the Jeu de Paume Museum, Paris.

Alan Quasha
American, age 57

Mr Quasha was elected as Non-Executive Director in 2000 and is a member of the Nominations Committee.

He is a graduate of Harvard College, Harvard Business School, Harvard Law School and New York University Law School. After practising law, he moved into commerce and since 1987 has been President of Quadrant Management Inc, an investment management business based in New York.

Mr Quasha served as a director of Richemont SA, Luxembourg from 1988 up until his appointment to the Board of Compagnie Financière Richemont SA and was Chief Executive Officer of North American Resources Limited, a former joint venture between Richemont and the Quasha family, between 1988 and 1998.

He is Chairman of Harken Energy Company, Chairman of Carret Asset Management Group LLC and was a director of American Express Funds from 2002 to 2005. He is a former Governor of the American Stock Exchange, is Chairman of the Visiting Committee of Harvard University's Weatherhead Centre for International Affairs and is Chairman of the American Brain Trauma Foundation.

Lord Renwick of Clifton
British, age 69

Lord Renwick was appointed to the Board in 1995. He is a Non-Executive Director, Chairman of the Compensation Committee and a member of the Audit and Nominations Committees.

Lord Renwick is a graduate of Cambridge University and served in the British diplomatic service, rising to become Ambassador to South Africa from 1987 to 1991 and Ambassador to the United States from 1991 to 1995. He is currently Vice Chairman, Investment Banking of JPMorgan Europe and of JPMorgan Cazenove.

He is Chairman of Fluor Limited and a director of Fluor Corporation and SAB Miller. He is also a trustee of The Economist.







Jan Rupert
Manufacturing Director
South African, age 51

Mr Jan Rupert was appointed to the Board of Compagnie Financière Richemont SA in September 2006. Since joining the Group in 1999, he has held the position of Manufacturing Director, with overall responsibility for the Group's manufacturing strategy.

Mr Rupert is a graduate in mechanical engineering from Stellenbosch University, South Africa and has had an extensive career in production management in the tobacco and watchmaking industries. Prior to joining Richemont, he was Manufacturing Director of Rothmans International.

Mr Rupert was appointed to the Board of Richemont SA in 2000 and in June 2006 became a partner of Compagnie Financière Rupert.

Jürgen Schrempp
German, age 62

Mr Schrempp was elected as a Non-Executive Director in 2003 and is a member of the Nominations Committee. In June 2006 he became a partner of Compagnie Financière Rupert.

A graduate in mechanical engineering from the University of Applied Science in Offenburg, Germany, Mr Schrempp holds a Professorship of the Federal State of Baden-Württemberg in Germany, an honorary doctorate of the University of Graz, Austria, and an honorary doctorate in Commerce of the University of Stellenbosch, South Africa.

Between 2000 and 2005, Mr Schrempp was Chairman of DaimlerChrysler AG. He served as President of Mercedes-Benz of South Africa (1980-1982), President of EUCLID, USA (1982-1984) as well as Chairman of Daimler-Benz Aerospace AG (1989-1995). He was Chairman of Daimler-Benz AG from 1995 until his appointment first as Co-Chairman then as Chairman of the merged DaimlerChrysler group.

Mr Schrempp continues to serve as Non-Executive Chairman of DaimlerChrysler South Africa and is a Non-Executive Director of the South African Coal, Oil and Gas Corporation (SASOL), South African Airways and Vodafone Group, UK.

He is a member of the International Investment Council of the President of South Africa and Chairman of the Southern Africa Initiative of German Business (SAFRI).

Mr Schrempp has received numerous awards and recognition for his civic leadership and charitable contributions. Amongst other distinctions, he is Commander of the French Legion of Honour and holds South Africa's highest civilian award, the Order of Good Hope. He is Chairman Emeritus of the Global Business Coalition on HIV/AIDS and Honorary Consul-General of the Republic of South Africa.

Martha Wikstrom
American, age 50

A Non-Executive Director, Ms Wikstrom was appointed to the Board in 2005 and is a member of the Nominations Committee.

Ms Wikstrom is a graduate of the University of Utah and has an extensive background in retailing and the luxury goods industry. From 1981 to 1999, Ms Wikstrom worked with Nordstrom's, one of America's leading specialty retailers, rising from sales person to President of Nordstrom's Full Line Store Group. Ms Wikstrom was formerly Managing Director of Harrods Limited and a Director of Harrods Holdings Limited and Harrods Estates. She also held positions as interim CEO and Director of Kurt Geiger Limited. She is a founding partner of Atelier Fund Management, LLC, an investment company specialising in the acquisition and development of luxury brands in which Richemont is the principal investor.

Ms Wikstrom sits as Chairman of the Board of Harrys of London Limited and as Non-Executive Director of Bally International Limited and of Space NK Limited.

Board Committees
In terms of the Group's framework of corporate governance, the Board of Compagnie Financière Richemont SA has established an Audit Committee, a Compensation Committee and a Nominations Committee. The composition of these Committees is indicated in the biographical notes on Board members set out below. No corporate governance committees have been established by the Board of Richemont SA, Luxembourg, given its role as the Group's management board.

Each Committee has its own written Charter outlining its duties and responsibilities and a chairperson elected by the Board. The Chairman of each Committee presents a summary of the proceedings of each Committee meeting to the board of Compagnie Financière Richemont SA. All board Committees are entitled to invite members of senior management and external specialists to attend meetings for specific matters on an ad hoc basis.

Audit Committee
The four members of the Audit Committee are non-executive directors. During the year under review, Mr Ruggero Magnoni was appointed to the Audit Committee, following the retirement of Mr Leo Deschuyteneer from the Board of Compagnie Financière Richemont SA. The Group Finance Director attends all meetings, as do the Head of Internal Audit and representatives of PricewaterhouseCoopers SA, the Group's external auditors.

Meetings of the Committee are held at least three times per annum and have a typical duration of half a day. During the year ended 31 March 2007, meetings took place on three occasions. The Committee meets in camera with the external auditors during the course of each meeting.

The Audit Committee's principal tasks are to:

- satisfy itself that the consolidated financial statements follow approved accounting principles and give a true and fair view of the Group's financial position and results;
- recommend to the Board the appointment, re-appointment or dismissal of the external auditors and keep under review their independence and objectivity as well as their level of remuneration;
- examine and review, with both external and internal auditors, the adequacy and effectiveness of the Group's management information systems as well as accounting, financial and operational controls;
- oversee the effectiveness of the Group's Internal Audit function and to liaise with the Head of Internal Audit on all matters of significance arising from the department's work;
- oversee the adequacy and effectiveness of risk management practices in the Group and advise the Board on its responsibility to perform regular risk assessments;
- examine and review the adequacy, effectiveness and integrity of the processes to assure the Group's compliance with all applicable laws and regulations; and
- ensure compliance with the Group's internal Corporate Governance Regulations, including the Code of Conduct for Dealings in Securities, and its commitment approval procedures.

The Chairman of the Audit Committee reports the findings of each Committee meeting to the Board and makes recommendations to management on behalf of the Board.

Compensation Committee
The Compensation Committee comprises three non-executive directors. Mr Yves-André Istel was appointed to the Committee during the year under review, following the retirement of Mr Ernst Verloop from the Board of Compagnie Financière Richemont SA. To assist it in its deliberations it may draw on support from the Group's internal specialists and external advisors. Meetings of the Committee are held as necessary but at least twice per annum and typically last one to two hours. During the year under review, the Committee met on three occasions.

The function of the Committee is to establish a framework for determining the remuneration of Group executives and to establish the remuneration to be paid to non-executive directors and key executive directors.

The Committee also approves awards to the senior management group in respect of the Group's stock option plan.

Nominations Committee
The Nominations Committee consists of the non-executive directors meeting under the chairmanship of the Executive Chairman. Meetings of the Committee are held on an ad hoc basis, as required. During the year ended 31 March 2007, three meetings took place.

The principal functions of the Committee are to advise the Board of Compagnie Financière Richemont SA in areas such as the composition and size of the Board and the criteria to be applied in the selection of new members of the Board and management.

In addition, the Committee is responsible for the nomination of directors to serve on board committees and the management board.

Management Committees
In addition to the Committees of the Board of Compagnie Financière Richemont SA, there are a number of management committees. Key amongst these are the Chairman's Committee and the Strategic Product and Communication Committee.

The Chairman's Committee comprises the Executive Chairman, Johann Rupert, the Group Chief Executive Officer, Norbert Platt, the Group Finance Director, Richard Lepeu and the Manufacturing Director, Jan Rupert. Other executives may be invited to participate on an ad hoc basis at the discretion of the Executive Chairman. The Committee meets regularly on a basis determined by the Chairman, to review matters associated with the implementation of the Group's strategic policies. In the year under review, the Committee met six times.

The Strategic Product and Communication Committee ('SPCC') comprises the Executive Chairman and the Group Chief Executive Officer, other executive and non-executive directors of the Boards of Compagnie Financière Richemont SA and Richemont SA being invited on an ad hoc basis to deal with specific matters. The Committee's objective is to guide the Group's Maisons by verifying that decisions made in respect of communication, products and distribution are appropriate and consistent with the individual Maison's identity and strategy. The SPCC typically meets seven times a year, dependent upon the needs of the Maisons.

Other management committees have been established to cover specific subjects, including finance, taxation, health and safety issues and corporate social responsibility.

4. SENIOR MANAGEMENT

The Board of Richemont SA, a directly held, wholly-owned subsidiary of Compagnie Financière Richemont SA, functions as the Group's management board.

The Board of Richemont SA typically meets five times per annum, for half a day to a day. During the year under review, Board meetings took place on four occasions. The Board of this company is composed of the Executive Chairman, the Group Chief Executive Officer and the Group Finance Director together with the Chief Executive Officers of certain leading business units as well as functional heads. The Chief Executive Officers of all Maisons are invited to attend meetings on a rotational basis. At 31 March 2007, the Board had 13 members, four of whom also served on the Board of Compagnie Financière Richemont SA during the year under review. Appointments to the management board are made by the Board of Compagnie Financière Richemont SA upon the recommendation of the Nominations Committee.

The executive management is charged by the Board of Directors of Compagnie Financière Richemont SA with implementing the strategic policies determined by the Board. It is empowered to conduct the day-to-day strategic and operational management including, inter alia, the financial management of the Group. It is responsible for the management of the Group's underlying businesses and investments, subject at all times to an obligation to provide adequate information on the development of those businesses to the Board.

The Board of Compagnie Financière Richemont SA employs various reporting means and control mechanisms in order to monitor the way in which senior management exercises the authority delegated to it.

Prior to each board meeting, board members receive a financial report, summarising recent Group, divisional and Maison financial performance as well as operational developments.

The Group Chief Executive Officer and Group Finance Director report to the Board at each meeting. Supplementary reports are provided, as required, by the Director of Corporate Affairs, the Director of Corporate Finance and the Strategic and Chief Intellectual Property Counsel as well as the Company Secretary.

The Group's employee performance review process requires that members of senior management are given clearly defined targets at the beginning of each financial year. The executive directors of the Board of Compagnie Financière Richemont SA monitor performance against these targets on an ongoing basis and report progress to the Board.

There is regular interaction between members of the two Boards, for example, through the presence of certain executive directors on a regular or ad hoc basis at board meetings and board committee meetings, as outlined above. Members of the Board of Compagnie Financière Richemont SA are also exposed to the strategic decision-making process at a brand level, through their involvement with the annual reviews of the Maisons' strategies and through the Strategic Product and Communication Committee.

The Group's Internal Audit function provides an objective means of assessing how the Group's risks are being managed and controlled. This function's independent status is reinforced by the direct reporting line from the Head of Internal Audit to the Chairman of the Audit Committee. The function performs financial and operational audits in accordance with a programme approved annually by the Audit Committee. This risk-based programme is designed to ensure that all business units as well as Group-wide issues are given sufficient audit coverage within an appropriate timeframe. Findings from each audit, together with any related action plans, are reported in detail to senior management; summary reports are provided to the Audit Committee and discussed at Audit Committee meetings. Progress with implementation of corrective actions is monitored by senior management and the Audit Committee on a regular basis.

Management contracts

With the exception of the contract between Atelier Fund, LLC and Atelier Management, LLC described in note 5 on page 67 of this report, there are no contracts between the Group and any third parties for the management of any subsidiary or associated company in the Group.

Board of directors of Richemont SA

Johann Rupert
Executive Chairman
(For biographical details see page 59)

Norbert Platt
Group Chief Executive Officer
(For biographical details see page 59)

Richard Lepeu
Group Finance Director
(For biographical details see page 59)

Jan Rupert
Manufacturing Director
(For biographical details see page 61)



Piet Beyers
Marketing Services Director
South African, age 57
Appointed to the Board 2000
Mr Beyers holds BComm and LLB degrees from the University of Stellenbosch, South Africa and an MBA from the University of Cape Town. Prior to joining the Group in 1997, he had an extensive career in industry and was inter alia Managing Director of Cadbury, South Africa from 1988 to 1994 and Chairman of the advertising agency FCB Cape Town from 1995 to 1996.

Mr Beyers plays a key role in the Group's Strategic Product and Communication Committee and is responsible for the department which provides marketing services to the Maisons.

He is a director of British American Tobacco plc, Remgro Limited and Distell Limited.

Mr Beyers has announced his decision to retire from the Board with effect from 30 June 2007.



Giampiero Bodino
Group Art Director
Italian, age 46
Appointed to the Board 2004
A graduate of the Institute of Applied Arts and Design of Turin where he specialised in art styling, industrial design and architecture, Mr Bodino has had an extensive career in the design industry, working with major luxury and fashion houses, including Bulgari, Gucci, Versace and Swarovski.

His association with the Group, which began in 1990, extends across most of the Maisons and has involved watches, jewellery, accessories and writing instruments. In February 2002 he became Creative Director for the Group and is a key contributor to the Strategic Product and Communication Committee. He was subsequently appointed Cartier Creative Director and in February 2004 became Group Art Director and a member of the Board of Richemont SA.



Pilar Boxford
Group Public Relations Director
British, age 55
Appointed to the Board 2004
Ms Boxford graduated in Economics and Finance from the Institut d'Etudes Politiques de Paris. She joined Cartier Paris in 1979 as Product Manager – Perfumes and subsequently became responsible for Cartier's worldwide public relations strategy. In 1984, she transferred to Cartier London as Communications Director and became a member of the Management Board of Cartier UK Limited. She was appointed Richemont Group Public Relations Director in February 2004. Her primary role is to support the Maisons in the development of effective PR strategies with a view to strengthening their presence on the world stage.



Bernard Fornas
Chief Executive of Cartier
French, age 60
Appointed to the Board 2002
Mr Fornas graduated from Lyon Business School and holds an MBA from the Kellogg School of Management, Northwestern University. Prior to joining Cartier, he worked with a number of companies in the consumer products sector, including Procter & Gamble from 1973 to 1976 and the International Gold Corporation, where he was Jewellery Division Manager until 1983. He then moved to Guerlain, in the field of perfumes and cosmetics, where he was International Marketing Director and Advisor to the President from 1984 to 1993.

He joined Cartier as International Marketing Director in 1994. He subsequently became Chief Executive of Baume & Mercier in 2001 and was appointed Chief Executive of Cartier in 2002.

He was appointed Vice President of the Comité Colbert in 2007.



Alan Grieve
Director of Corporate Affairs
British, age 55
Appointed to the Board 2004
Mr Grieve holds a degree in business administration from Heriot-Watt University, Edinburgh and is a member of the Institute of Chartered Accountants of Scotland.

Prior to joining Richemont's predecessor companies in 1986, he worked with Price Waterhouse & Co (now PricewaterhouseCoopers) and Arthur Young (now Ernst & Young). He served as Company Secretary of Richemont from its formation in 1988 until being appointed to the Board of Richemont SA in February 2004. He has been involved in many aspects of the Group's financial management, serving also on the boards of a number of the Group's subsidiary companies. He is a director of various subsidiary companies within the Remgro Limited group and Venfin Limited group and is a founding Member of the Laureus Sport for Good Global Foundation.



Albert Kaufmann
General Counsel
Swiss, age 59
Appointed to the Board 2000
Mr Kaufmann holds a degree from the Faculty of Law of the University of Geneva and has been admitted to the Geneva Bar. He joined Cartier in 1974 to lead its legal department and has since been responsible for the legal affairs of the Group's luxury goods companies. He was a member of the board of Cartier International and a director of Vendôme Luxury Group. He was appointed to his current position as Group General Counsel in 1999.

Mr Kaufmann is a member of the board of the Federation of the Swiss Watch Industry.



Thomas Lindemann
Group Human Resources Director
German, age 43
Appointed to the Board 2005
Mr Lindemann is a graduate in economics from Mannheim University. From 1989, he held a variety of human resources and commercial roles in the consumer products company, Wella Group, before joining Montblanc in 1998 as Human Resources Director. He assumed the role of Director of Human Resources for Richemont Northern Europe in 2002 and was appointed Group Human Resources Director in April 2005.



Eloy Michotte
Corporate Finance Director
Belgian, age 59
Appointed to the Board 1988
Mr Michotte graduated in engineering from the University of Louvain in Belgium and holds an MBA from the University of Chicago. He has had an extensive career in international business and finance, having worked with Ford, McKinsey & Co and Bankers Trust Company prior to joining Richemont at the time of its formation in 1988. As Head of Corporate Finance, he has responsibility for mergers and acquisitions and serves on the boards of a number of companies in which the Group has an interest, including Net-à-Porter Limited and the GEMS funds.



Frederick Mostert
Lead Counsel and Chief Intellectual Property Counsel
South African, age 47
Appointed to the Board 1994
Dr Mostert holds a masters degree from Columbia University School of Law in New York City and a doctorate from the University of Johannesburg. He is a member of the New York Bar, a solicitor of England and Wales, and has practised corporate law at Shearman and Sterling and international intellectual property law at Fross, Zelnick, Lehrman & Zissu in New York. He joined Richemont in 1990.

Dr Mostert is a past President of the International Trademark Association, serves on the Advisory Board of the McCarthy Center for Intellectual Property and Technology Law and is a guest professor at Peking University.

5. COMPENSATION, UNITHOLDINGS AND LOANS

Content and method of determining the compensation and unit-ownership programmes

The Group's compensation policies are designed to ensure that Group companies attract and retain management talent, recognising the international nature of their businesses. The Group sets high standards in the selection of executives who are critical to the long-term development of the business.

The Compensation Committee of the Board of Compagnie Financière Richemont SA is responsible for setting the compensation of the non-executive directors and the executive directors of Compagnie Financière Richemont SA together with that of the Executive Chairman and for reviewing the remuneration of all other members of senior management.

Executives are rewarded in line with the level of their authority and responsibility within the organisation. In addition to a basic salary, they generally receive an annual bonus, related to their individual achievements and the performance of the Group as a whole. Both elements are reviewed annually in accordance with the Group's salary review process. Increases in base salary are determined by reference to a set of competencies required to fulfil the role, the length of time in the position and market benchmarking statistics provided by an external consultant.

The level of bonus is dependent on performance against a range of individual key performance indicators and collective strategic objectives, established at the beginning of the year.

Executives are also eligible to participate in the Group's stock option plan, details of which are set out on page 67 of this report. Option awards are linked to each executive's salary level and performance. The Group does not operate any schemes to issue shares or units to executives as part of their remuneration package.

A long-term incentive plan was approved by the Compensation Committee in March 2007. The purpose of this scheme is to motivate and reward key executives by linking part of their remuneration package to the value added to the area of the business for which they are responsible, typically over a three-year period.

Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their duties.

Non-executive directors receive an annual fee in respect of their membership of the Board. The level of this fee is kept under review by reference to comparable external figures. Non-executive directors are not eligible for performance-related payments and do not receive awards under the Group's stock option plan. There is no scheme to issue shares or units to non-executive directors.

Non-executive directors who are also members of the Compensation Committee or the Audit Committee are entitled to receive an attendance fee of € 5 000 and € 10 000, respectively, for each Committee meeting.

Compensation for executive directors and senior management

The total level of compensation paid to executive directors of Compagnie Financière Richemont SA and members of the Board of Richemont SA, the management board, including pension contributions, benefits in kind and all other aspects of remuneration but excluding the value of awards under the Group's stock option plan, amounted to € 28 666 059. This figure includes all payments made during the year under review to executive directors who left the Group during the period.

Compensation for non-executive directors

Total fees and other remuneration paid to non-executive directors during the year amounted to € 889 362. This consists of the following amounts:

	Total Compensation (€) 2007	
Jean-Paul Aeschimann, Deputy Chairman	97 662	Note 1
Leo Deschuyteneer	37 805	
Lord Douro	237 228	Note 2
Yves-André Istel	94 512	
Ruggero Magnoni	0	Note 3
Simon Murray	75 610	Note 4
Alan Quasha	75 610	
Lord Renwick of Clifton	81 910	
Jürgen Schrempp	75 610	
Ernst Verloop	37 805	
Martha Wikstrom	75 610	Note 5

The figures in the table above include fees paid for attendance at Compensation and Audit Committee meetings.

Note 1: Me Jean-Paul Aeschimann, the Deputy Chairman, is counsel to the Swiss legal firm, Lenz & Staehelin. During the year under review, Lenz & Staehelin received fees totalling € 420 041 from Group companies for advice on legal and taxation matters.

Note 2: In addition to his non-executive director's fee, Lord Douro received fees, pension contributions and other benefits totalling € 161 618 in connection with his role as director and non-executive chairman of Richemont Holdings (UK) Limited, the holding company for the Group's UK interests, and in respect of consultancy services provided to the Group.

Note 3: Since his appointment to the Board of Compagnie Financière Richemont SA in September 2006, Mr Ruggero Magnoni has formally waived his entitlement to receive any fees or remuneration in respect of his duties as a non-executive director.

Note 4: The Group has interests in three closed-ended investment funds managed by General Enterprise Management Services Limited. Mr Simon Murray has an effective interest of 25 per cent in this investment management company. The cash invested during the year, net of capital refunds and distributions, was € 2 078 427.

Note 5: On 28 February 2006, the Group committed to invest US $ 65 million in Atelier Fund, LLC, a limited liability investment company specialising in high potential opportunities in the luxury goods sector. Ms Martha Wikstrom holds a one third interest in Atelier Management, LLC, the managing company of this investment fund. During the year under review, fees of € 1 555 071 were paid to Atelier Management, LLC.

As detailed in note 29 to the consolidated financial statements on page 102 of this report, the Group acquired a controlling interest in Harrys of London Limited during the year ended 31 March 2007. A non-controlling interest in this company is held by Ms Martha Wikstrom and other members of Atelier Management, LLC.

During the year, Group companies paid consultancy fees amounting to € 336 419 to Mary Wikstrom & Company Inc for advisory services linked to specific business opportunities in the United States. Mary Wikstrom & Company Inc is a company controlled by Ms Martha Wikstrom's sister-in-law, Mary Wikstrom. Ms Martha Wikstrom has no economic interest in and no business connection with Mary Wikstrom & Company Inc.

Severance

Included in the total compensation for executive directors and senior management above is an amount of € 2 358 270 which was paid by way of severance payment to an executive director who gave up his function during the year under review.

Compensation for former members of governing bodies

During the year under review, one former executive director received fees of € 301 142 for consultancy services provided to the Group.

Allotment of units

No units were allotted to directors or members of the management board during the year under review.

Unit ownership

As at 31 March 2007 non-executive directors and parties closely linked to them owned a total of 45 100 Richemont 'A' units. Executive directors and members of the management board and parties closely linked to them held a total of 90 000 Richemont 'A' units at that date. As noted above, Mr Johann Rupert is the General Managing Partner of Compagnie Financière Rupert, which holds the 52 200 000 'B' registered units in the Group. Parties associated with Mr Johann Rupert and Compagnie Financière Rupert held a further 160 703 'A' units or 'A' unit equivalents at 31 March 2007.

Stock option plan

The Group operates a long-term unit-based compensation scheme whereby executives are awarded options to acquire units at predetermined market-linked prices. No awards under the stock option plan have been made to non-executive directors.

Richemont agrees with the principle that stock options form a significant part of compensation and that the issue of new shares to meet the obligations under stock option plans results in dilution. For this reason, Richemont has implemented a series of buy-back programmes since 1999 to acquire 'A' units to meet the obligations arising under its unit-based compensation schemes. By using its own capital to acquire these units, Richemont has effectively always reflected the financing cost of the unit-based compensation schemes in the income statement charge. In addition, since 2004, Richemont has purchased over-the-counter call options with a third party to purchase treasury units at the same strike price as the unit options granted to executives. These call options, together with the units held, provide a comprehensive hedge of the Group's anticipated obligations arising under its unit option scheme.

In accordance with IFRS 2, *Share-based Payment*, the Group recognises in its financial statements an operating expense in respect of the fair value of options granted to executives. The aggregate charge in respect of each option grant is amortised over the vesting period of the award. Further details are given in note 31 to the Consolidated Financial Statements on page 105 of this report. For the year under review the IFRS 2 charge amounted to € 33 million (2006: € 36 million).

Awards under the Group's stock option plan will not result in the issue of new capital and, in consequence, there will be no dilution of current unitholders' interests.

With effect from the 2005 award, the terms of the Group's long-term unit-based compensation scheme have been amended to permit executives not only to exercise but also to trade options once they have vested. This additional feature is common amongst share-based compensation schemes of leading Swiss companies. Recognising the additional flexibility that this amendment provides to executives, the vesting period for options granted in 2005 and subsequently has been deferred by one year.

Details of options held by executive directors and members of the management board under the plan at 31 March 2007 are as follows:

Granted during the year ended 31 March	Exercise price CHF	Expiry dates	Number of options
2003	24.25	2009	2 724 670
		2011	95 000
		2012	212 365
	20.00	2012	1 359 133
2004	29.10	2013	2 500 000
	30.95	2013	500 000
2005	33.10	2012	66 666
		2013	1 050 000
	33.55	2017	233 334
2006	41.25	2014	1 220 000
2007	53.10	2015	985 000
Total			10 946 168

Each option entitles the executive to purchase one Richemont 'A' unit

The above table excludes options held by executive directors and members of the management board who gave up their positions during the year under review.

Additional fees and remunerations

The section entitled 'Compensation for non-executive directors' above includes details of additional fees and remuneration paid to non-executive directors during the period under review. No additional fees or remunerations were paid to executive directors during the year under review.

Loans to members of governing bodies

As at 31 March 2007, there were no loans outstanding to any non-executive or executive director. The Group's policy is not to extend loans to directors.

Highest total compensation

The highest paid member of the Board of directors for the year under review was Mr Norbert Platt, Group Chief Executive Officer. The total level of his remuneration, including pension contributions, benefits in kind and all other aspects of remuneration but excluding the value of awards under the Group's stock option plan, amounted to € 4 462 104. In addition, he received options during the same period entitling him to acquire 200 000 Richemont 'A' units.

These options are exercisable as follows:

Exercise price CHF	Expiry date	Number of options
53.10	2015	200 000

Each option entitles the executive to purchase one Richemont 'A' unit

6. SHAREHOLDER PARTICIPATION RIGHTS

Details of shareholder voting rights and the right to attend meetings of shareholders and participation certificate holders are given above in section 2 of the Corporate Governance Report under the heading 'Capital Structure'.

7. CHANGE OF CONTROL AND DEFENCE MECHANISMS

In terms of the Swiss Stock Exchange and Securities Trading Act ('SESTA'), Compagnie Financière Richemont SA has not elected to 'opt out' or 'opt up' in respect of the provisions relating to the obligations for an acquirer of a significant shareholding to make a compulsory offer to all unitholders. In accordance with the Act, any party that would directly or indirectly or acting in concert with third parties acquire more than 33⅓ per cent of the voting rights of the Company would therefore be obliged to make an offer to acquire all of the listed equity securities of the Company. The interest of Compagnie Financière Rupert in 100 per cent of the 'B' registered shares in the Company, which existed at the date SESTA came into force, does not trigger any obligation in this respect. As noted above, Compagnie Financière Rupert controls 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA.

No specific provisions exist in the statutes or internal regulations of the Company which would seek to limit or block any takeover bid. No special contractual relationships exist between Group companies and directors or members of management which would protect management or act as a deterrent to a change of control of the Company.

The rules of the stock option plan for executives in the Group contain specific provisions in respect of a change of control of the Group, which are typical in terms of such schemes and would result in the immediate vesting of benefits due to participants in the event of a change of control taking place.

8. AUDITORS

The external auditors report to the Board of Compagnie Financière Richemont SA through the Audit Committee, which also supervises the Group's relationship with the auditors.

PricewaterhouseCoopers SA were re-appointed by the shareholders of Compagnie Financière Richemont SA at the 2006 Annual General Meeting as the auditors of the financial statements of the Company and of the consolidated financial statements of the Group. They were appointed for a period of one year and, being eligible, will stand for a further period of office of one year at this year's Annual General Meeting. A questionnaire-based evaluation, in which the Finance Director of every subsidiary is consulted, forms the basis of an annual review of the external auditors' performance. The results of this exercise are reviewed by the Audit Committee.

PricewaterhouseCoopers (formerly Coopers & Lybrand) were initially appointed as auditors of Compagnie Financière Richemont SA and the Group in 1993. Mr David Mason, the lead auditor, assumed that role in September 2005. The Company's policy is to rotate the lead auditor at least every seven years.

Total fees paid or accrued as payable to PricewaterhouseCoopers for the audit of the financial statements of the Company and the Group and related services were € 5.9 million in respect of the financial year ended 31 March 2007. Fees paid or accrued as payable in respect of the financial year to PricewaterhouseCoopers for non-audit services amounted to € 2.5 million. The scope of services provided by the external auditors is reviewed annually by the Audit Committee and the relative weight of non-audit work provided by the external auditors is also kept under close review.

Representatives of PricewaterhouseCoopers attended all meetings of the Audit Committee held during the financial year as well as the meeting of the Committee held on 22 May 2007 at which the financial statements were reviewed. For further information on the role of the Audit Committee, please refer to section 3 of the Corporate Governance Report.

9. INFORMATION POLICY

The annual report is the principal source of financial and business information for unitholders. The Group's preliminary announcement of the results for the financial year is issued in May each year. In addition to the annual report, Richemont publishes, in November each year, an interim report on the first six months' trading period. Announcements as to current trading performance are typically made at the Annual General Meeting in September and, in respect of the pre-Christmas period, in January each year. With effect from the year ending 31 March 2008, quarterly management statements, covering material events and key business developments will be published; these will be released in July and January for the first and third quarters, respectively. The third quarter management statement will replace the current January trading statement. Ad hoc news announcements are made in respect of matters which the Board considers to be of significance to unitholders, in accordance with the guidelines laid down by the Swiss Exchange.

The annual and interim reports are distributed to all parties who have asked to be placed on the Group's mailing list and to registered holders of South African Depository Receipts.

All news announcements other than the annual and interim reports are distributed by fax and e-mail. Shareholders and other interested parties may ask to be included on the distribution list by contacting the Company Secretary at the Company's registered office or by e-mail (secretariat@richemont.com) or by registering on the Group's website (www.richemont.com).

Copies of the annual and interim reports, the preliminary announcement, quarterly management statements and ad hoc press releases may also be downloaded from the Richemont website. Copies of the statutes of both Compagnie Financière Richemont SA and Richemont SA, Luxembourg, together with the Corporate Governance Regulations, are also available on the website.

In addition, the Group presents its annual and interim results to analysts and major investors each year. The presentations take place in Geneva and are broadcast over the internet. The slide presentation is downloadable from the website. A replay of the broadcast is available on the Group's website within 24 hours of the presentation and a transcript of the presentation shortly afterwards.

Statutory and regulatory announcements are published in the Swiss Official Gazette of Commerce. Under the requirements of the European Union Transparency Directive, effective from 20 January 2007, all announcements made under the periodic reporting and shareholding disclosure requirements are also distributed by one of the Regulatory Information Services accredited by the UK Financial Services Authority.

Directors' Report

The Board of Directors of Compagnie Financière Richemont SA ('Richemont' or 'the Company') is pleased to submit its report on the activities of the Company and its subsidiary and associated undertakings (together, 'the Group') for the year ended 31 March 2007. The consolidated financial statements on the following pages set out the financial position of the Group at 31 March 2007 and the results and cash flows of its operations for the year then ended. The financial statements of the Company are presented on pages 109 to 112.

The agenda for the Annual General Meeting, which is to be held in Geneva on 13 September 2007, is set out on page 122.

Further information on the Group's activities during the year under review is given in the Financial Review on pages 34 to 51.

Index to the consolidated and company financial statements

Consolidated financial statements

Company financial statements

Consolidated balance sheet
at 31 March

	Notes	2007 € m	2006 € m
Assets			
Non-current assets			
Property, plant and equipment	6	808	742
Intangible assets	7	114	67
Investments in associated undertakings	8	3 506	3 347
Deferred income tax assets	9	268	261
Financial assets held at fair value through profit or loss	10	113	25
Other non-current assets	11	165	164
		4 974	4 606
Current assets			
Inventories	12	1 732	1 623
Trade and other receivables	13	658	602
Derivative financial instruments	14	15	7
Prepayments and accrued income		121	127
Cash at bank and on hand	15	1 881	1 628
		4 407	3 987
Total assets		9 381	8 593
Equity and liabilities			
Equity			
Share capital	16	334	334
Participation reserve	16	645	645
Treasury units	16	(264)	(408)
Hedge and unit option reserves	16	151	72
Cumulative translation adjustment reserve		113	38
Retained earnings		6 532	6 092
Total unitholders' equity		7 511	6 773
Minority interest		2	8
Total equity		7 513	6 781
Liabilities			
Non-current liabilities			
Borrowings	17	203	158
Deferred income tax liabilities	9	32	33
Retirement benefit obligations	18	103	101
Provisions	19	61	51
		399	343
Current liabilities			
Trade and other payables	20	488	404
Current income tax liabilities		160	202
Borrowings	17	28	50
Derivative financial instruments	14	2	11
Provisions	19	90	85
Accruals and deferred income		192	181
Short-term loans	17	251	324
Bank overdrafts	15	258	212
		1 469	1 469
Total liabilities		1 868	1 812
Total equity and liabilities		9 381	8 593

The notes on pages 76 to 107 are an integral part of these consolidated financial statements.

Consolidated income statement
for the year ended 31 March

	Notes	2007 €m	2006 €m
Sales	5	4 827	4 308
Cost of sales		(1 753)	(1 588)
Gross profit		3 074	2 720
Selling and distribution expenses		(1 090)	(1 000)
Communication expenses		(570)	(503)
Administrative expenses		(503)	(509)
Other operating income	21	5	33
After:			
Net gain from sale of subsidiary undertaking		-	11
Operating profit		916	741
Finance costs	24	(58)	(57)
Finance income	24	89	62
Share of post-tax profit of associated undertakings	8	540	486
Profit before taxation		1 487	1 232
Taxation	9	(158)	(136)
Net profit	22	1 329	1 096
Attributable to:			
Unitholders		1 328	1 094
Minority interest		1	2
		1 329	1 096
Earnings per unit for profit attributable to unitholders during the year (expressed in € per unit)			
– basic	25	2.366	1.978
– diluted	25	2.331	1.951

The notes on pages 76 to 107 are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
for the year ended 31 March

	Notes	Equity attributable to unitholders						Minority interest	Total equity
		Unitholders' capital €m	Treasury units €m	Other reserves €m	Cumulative translation adjustment reserve €m	Retained earnings €m	Total €m	€m	€m
Balance at 1 April 2005		979	(560)	64	24	5 768	6 275	6	6 281
Currency translation adjustments		–	–	–	14	–	14	–	14
Cash flow hedges:									
– net losses	16	–	–	(29)	–	–	(29)	–	(29)
– recycle to income statement	16	–	–	3	–	–	3	–	3
Net share of expense of associated undertakings recognised directly in equity	8	–	–	–	–	(18)	(18)	–	(18)
Net income/(expense) recognised directly in equity		–	–	(26)	14	(18)	(30)	–	(30)
Net profit		–	–	–	–	1 094	1 094	2	1 096
Total recognised income/(expense)		–	–	(26)	14	1 076	1 064	2	1 066
Net share of transactions of associated undertakings with their equity holders	8	–	–	–	–	(137)	(137)	–	(137)
Net changes in treasury units	16	–	152	–	–	(62)	90	–	90
Employee unit option scheme	16	–	–	34	–	–	34	–	34
Dividends paid	26	–	–	–	–	(553)	(553)	–	(553)
Balance at 31 March 2006		979	(408)	72	38	6 092	6 773	8	6 781
Currency translation adjustments		–	–	–	75	–	75	–	75
Cash flow hedges:									
– net gains	16	–	–	22	–	–	22	–	22
– recycle to income statement	16	–	–	(3)	–	–	(3)	–	(3)
Net share of expense of associated undertakings recognised directly in equity	8	–	–	–	–	(97)	(97)	–	(97)
Deferred taxation on unit option scheme	16	–	–	29	–	–	29	–	29
Net income/(expense) recognised directly in equity		–	–	48	75	(97)	26	–	26
Net profit		–	–	–	–	1 328	1 328	1	1 329
Total recognised income		–	–	48	75	1 231	1 354	1	1 355
Acquisition of minority interest	29	–	–	–	–	–	–	(7)	(7)
Net share of transactions of associated undertakings with their equity holders	8	–	–	–	–	(98)	(98)	–	(98)
Net changes in treasury units	16	–	144	–	–	(81)	63	–	63
Employee unit option scheme	16	–	–	31	–	–	31	–	31
Dividends paid	26	–	–	–	–	(612)	(612)	–	(612)
Balance at 31 March 2007		979	(264)	151	113	6 532	7 511	2	7 513

The notes on pages 76 to 107 are an integral part of these consolidated financial statements.

Consolidated cash flow statement
for the year ended 31 March

	Notes	2007 € m	2006 € m
Cash flows from operating activities			
Cash flow generated from operations	27	970	774
Interest received		60	37
Interest paid		(33)	(35)
Dividends from associated undertaking		280	247
Taxation paid		(177)	(85)
Net cash generated from operating activities		1 100	938
Cash flows from investing activities			
Acquisition of subsidiary undertakings, net of cash acquired	29	(19)	(7)
Proceeds from disposal of subsidiary undertakings		–	15
Acquisition of associated undertakings		(4)	–
Acquisition of minority interest	29	(20)	–
Acquisition of property, plant and equipment		(207)	(210)
Proceeds from disposal of property, plant and equipment		6	44
Acquisition of intangible assets		(40)	(24)
Proceeds from disposal of intangible assets		20	1
Acquisition of other non-current assets		(102)	(39)
Proceeds from disposal of other non-current assets		19	27
Net cash used in investing activities		(347)	(193)
Cash flows from financing activities			
Proceeds from borrowings		284	81
Repayment of borrowings		(295)	(120)
Dividends paid		(612)	(553)
Payment for treasury units		(14)	–
Proceeds from sale of treasury units		77	90
Capital element of finance lease payments		(3)	(4)
Net cash used in financing activities		(563)	(506)
Net increase in cash and cash equivalents		190	239
Cash and cash equivalents at beginning of year		1 416	1 183
Exchange gains/(losses) on cash and cash equivalents		17	(6)
Cash and cash equivalents at end of year	15	1 623	1 416

The notes on pages 76 to 107 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1. General information

Compagnie Financière Richemont SA ('the Company') and its subsidiaries (together 'Richemont' or 'the Group') is one of the world's leading luxury goods groups. The Group's luxury goods interests encompass several of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, A. Lange & Söhne, Officine Panerai, Baume & Mercier, Montblanc, Alfred Dunhill, Chloé and Lancel. In addition to its luxury goods businesses, the Group holds a significant investment in British American Tobacco ('BAT') – one of the world's leading tobacco groups.

The Company is registered in Bellevue, Geneva, Switzerland. Shares of the Company are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg to form Richemont units. Richemont units are listed on the Swiss Stock Exchange and traded on the virt-x market and are included in the Swiss Market Index ('SMI') of leading stocks. Depository Receipts in respect of Richemont units are traded on the Johannesburg Stock Exchange operated by JSE Limited.

These consolidated financial statements have been approved for issue by the Board of Directors ('the Board') on 23 May 2007.

2. Summary of significant accounting policies

2.1. Basis of preparation

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards issued or adopted by the International Accounting Standards Board ('IASB') and in accordance with interpretations issued or adopted by the International Financial Reporting Interpretations Committee ('IFRIC'), (together 'IFRS').

The policies set out below have been consistently applied to the periods presented unless otherwise stated.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2.2. Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary undertakings together with the Group's share of the results and retained post-acquisition reserves of associated undertakings and joint ventures.

The attributable results of subsidiary undertakings, associated undertakings and joint ventures are included in the consolidated financial statements from their dates of acquisition; results are de-consolidated from their dates of disposal.

Uniform accounting policies have been adopted.

Subsidiary undertakings are defined as those undertakings that are controlled by the Group. Control of an undertaking most commonly exists when the Company holds, directly or indirectly through other subsidiary undertakings, more than 50 per cent of the ordinary share capital and voting rights of the undertaking. The accounts of subsidiary undertakings are drawn up at 31 March of each year. In consolidating the financial statements of subsidiary undertakings, intra-Group transactions, balances and unrealised gains and losses are eliminated.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Associated undertakings are defined as those undertakings, not classified as subsidiary undertakings, where the Group is able to exercise a significant influence. Associated undertakings are accounted for under the equity method. The Group's share of the results and attributable net assets of the principal associated undertaking, BAT, is derived from accounts drawn up at 31 March of each year. The Group's shares of other associated undertakings results and net assets are derived by reference to the last audited accounts available.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertaking. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group recognises as equity movements its share of transactions booked by associated undertakings directly in equity.

Joint ventures are enterprises that are jointly controlled by the Group and one or more other parties in accordance with contractual arrangements between the parties. The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' income and expenses, assets and liabilities and cash flows in the relevant components of the consolidated financial statements.

The Group treats transactions with minority interests as transactions with parties external to the Group.

2.3. Segment reporting

Details on the Group's business segments can be found under note 5. The Group uses business segments as the primary segments while geographical segments are considered secondary.

2.4. Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

The consolidated financial statements are presented in millions of euros (the 'presentation currency'), which is also the Company's functional currency.

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the average exchange rates prevailing during the period. The average rates approximate actual rates at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where hedge accounting is applied as explained in note 3.2.

(c) Subsidiary and associated undertakings
The results and financial positions of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at that balance sheet date;

(ii) income and expenses for each income statement are translated at the average exchange rate; and

(iii) all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustment reserve).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to unitholders' equity on consolidation. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.5. Property, plant and equipment
Land and buildings comprise mainly factories, retail boutiques and offices.

All property, plant and equipment is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, up to the limits, as follows:

- Buildings — 50 years
- Plant and machinery — 20 years
- Fixtures, fittings, tools and equipment — 15 years

Land and assets under construction are not depreciated.

The assets' residual values and useful lives are reviewed annually, and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts and are included in the income statement. Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

2.6. Intangible assets
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associated undertakings is included in the carrying value of the investment in the associated company.

Goodwill arising from subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The cash-generating units represent the Group's investments in assets grouped at the lowest levels for which there are separately identifiable cash flows.

(b) Computer software and related licences
Costs that are directly associated with developing, implementing or improving identifiable software products having an expected benefit beyond one year are recognised as intangible assets and amortised using the straight-line method over their useful lives, not exceeding a period of 15 years. Licences are amortised over their contractual lives. Costs associated with evaluating or maintaining computer software are expensed as incurred.

(c) Research and development, patents and trademarks
Research expenditures are recognised as an expense as incurred. Costs incurred on development projects are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life and that have been capitalised are amortised from the commencement of commercial production of the product on the straight-line method over the period of its expected benefit.

(d) Leasehold rights and key money
Premiums paid to parties other than the lessor at the inception of operating leases for leasehold buildings are capitalised and amortised over their expected useful lives or, if shorter, the lease period.

2.7. Impairment of assets
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. The Group has identified goodwill as the only category of asset with an indefinite life.

All other fixed and financial assets are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be fully recoverable.

An impairment loss is recognised for the amount by which an asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value, less costs to sell, and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

2.8. Other financial asset investments
The Group classifies its investments in the following categories: financial assets held at fair value through profit or loss, loans and receivables and held-to-maturity investments. The classification depends on the purpose for which the investment was acquired. Management determines the classification of its investments at initial recognition.

(a) Financial assets held at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are categorised as held for trading. Assets in this category are classified as current if they are either held for trading or are expected to be realised within the next twelve months.

Purchases and sales of these financial assets are recognised on the transaction date. They are initially recognised at cost, which represents fair value. Fair value adjustments are included in the income statement in the period in which they arise.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or if the assets comprise unlisted securities, the Group establishes fair value by using valuation techniques which include the use of recent arm's-length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis refined to reflect the issuer's specific circumstances.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets held with no intention of trading and which have fixed or determinable payments that are not quoted in an active market. They are included in trade and other receivables within current assets, except for maturities greater than twelve months which are classified as other non-current assets.

(c) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the intention and ability to hold to maturity. The Group did not hold any investments in this category during the year.

2.9. Other non-current assets
The Group holds a collection of jewellery and watch pieces primarily for presentation purposes to promote the Maisons and their history. They are not intended for sale.

Maisons' collection pieces are held as non-current assets at cost less any permanent impairment in value.

2.10. Inventories
Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost is determined using either a weighted average or specific identification basis depending on the nature of the inventory. The cost of finished goods and work in progress comprises raw materials, direct labour, related production overheads and, where applicable, duties and taxes. It excludes borrowing costs.

2.11. Trade and other receivables
Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement of the provision is recognised in the income statement.

2.12. Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

2.13. Equity
(a) Share capital and participation reserve
Shares issued by the Company are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, Luxembourg, to form Richemont units, and are classified as share capital and participation reserves attributable to unitholders, respectively.

(b) Treasury units
All consideration paid by the Group in the acquisition of treasury units and received by the Group on the disposal of treasury units is recognised directly in unitholders' equity. The cost of treasury units held at each balance sheet date is deducted from unitholders' equity. Gains or losses arising on the disposal of treasury units are recognised within retained earnings directly in unitholders' equity.

2.14. Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs)

and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.15. Current and deferred income tax

Taxes on income are provided in the same period as the revenue and expenses to which they relate. Current taxes include capital taxes of some jurisdictions.

Deferred income tax is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences and the carryforward of unused tax losses can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16. Employee benefits

(a) Retirement benefit obligations

The Group operates a number of defined benefit and defined contribution post-employment benefit plans throughout the world. The plans are generally funded through payments to independently administered funds by both employees and relevant Group companies taking into account periodic actuarial calculations. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive post-employment, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligations at the balance sheet date less the fair values of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs and, for plans in surplus, plan assets from which the Group is not expected to derive economic benefit. The defined benefit obligations are calculated on a regular cyclical basis by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the yields available at balance sheet dates on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the terms of the related pension liability.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time ('the vesting period'). In this case, the past service costs are amortised on the straight-line method over the vesting period.

Actuarial gains and losses in excess of the greater of 10 per cent of the value of plan assets or 10 per cent of the defined benefit obligations are charged or credited to income over the expected average remaining service lives of employees.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c) Bonus plans

The Group recognises a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(d) Share-based payment

The Group operates an equity-settled share-based compensation plan based on options granted in respect of Richemont units. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimate of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement over the remaining vesting period and a corresponding adjustment to equity.

2.17. Provisions

Provisions for restructuring costs, legal claims and other liabilities are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring and property related provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value at the balance sheet date of management's best estimate of the expenditure required to settle the obligation. The pre-tax discount rate used to determine the present value reflects current market assessments of the time value of money and the risk specific to the liability. Any increase in provisions due to the passage of time are recognised as interest expense.

2.18. Revenue recognition

(a) Goods and services

Sales revenue comprises the fair value of the sale of goods and services, net of value-added tax, duties, other sales taxes, rebates and trade discounts and after eliminating sales within the Group. Revenue is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. Where there is a practice of agreeing to customer returns, accumulated experience is used to estimate and provide for such returns at the time of sale.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Royalty income

Royalty income is recognised on the accruals basis in accordance with the substance of the relevant agreements.

(d) Dividend income

Dividend income is recognised when the right to receive payment is established.

2.19. Leases

(a) Operating leases

Payments made under operating leases (net of any incentives received) are charged to the income statement on the straight-line method over the lease term. Sub-lease income (net of any incentives given) is credited to the income statement on the straight-line method over the sub-lease term.

(b) Finance leases

At commencement of the lease term, assets and liabilities are recognised at the lower of the present value of future minimum lease payments or fair value of the leased item. All property, plant and equipment so recognised is depreciated over the shorter of the asset's expected useful life or the lease term.

In cases where land and buildings are acquired under finance leases, separate values of the land and buildings are established.

2.20. Dividend distributions

Dividend distributions to Richemont unitholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the shareholders of the Company and of Richemont SA.

2.21. Changes to IFRS

Certain new accounting standards issued by IASB and new interpretations issued by IFRIC are mandatory for accounting periods beginning on or after 1 January 2007. These will not affect the Group's result but will affect disclosures. The standards that will affect disclosures are IFRS 7 *Financial Instruments: Disclosures*, an amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosures*, both effective for accounting periods beginning on or after 1 January 2007, and IFRS 8 *Operating Segments* which is effective for accounting periods beginning on or after 1 January 2009. It is not expected that the application of these new standards will have a material impact on the Group's consolidated financial statements.

3. Financial risk management

3.1. Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk, liquidity risk, cash flow and fair value interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department ('Group Treasury') under policies approved by the Board. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board has approved formal written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss franc, US dollar, HK dollar and Yen. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

Entities in the Group use forward contracts to manage their foreign exchange risk arising from recognised assets and liabilities. Foreign exchange risk arises when recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury oversees the management of the net position in each foreign currency by using external forward currency contracts.

External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The Group's risk management policy is to hedge up to 70 per cent of anticipated net cash flow exposure arising in US dollars, HK dollars and Yen for the subsequent twelve months. A significant portion of projected sales in each major currency qualifies as 'highly probable' forecast transactions for hedge accounting purposes.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

(ii) Price risk
The Group is exposed to equity securities' price risk because of investments held and classified in the consolidated balance sheet as financial assets held at fair value through profit or loss. The Group is exposed to commodity price risk relating to the purchase of precious metals and stones for use in its manufacturing processes.

(b) Credit risk
The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions.

(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate level of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's cash flow interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The Group raises long-term borrowings at floating rates and swaps them into fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

3.2. Accounting for derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); hedges of highly probable forecast transactions (cash flow hedge); or hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 14. Movements in the hedge reserve in Unitholders' equity are shown in note 16.5.

(a) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for example, when the forecast transaction that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(b) Net investment hedge
Hedges of net investments in foreign operations are accounted for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity in respect of a foreign operation are included in the income statement on disposal of that operation.

(c) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified as at fair value through profit or loss and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

3.3. Fair value estimation
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal values less estimated credit adjustments of trade receivables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Critical accounting estimates and judgements

The Group is required to make estimates and assumptions that affect certain balance sheet and income statement items and certain disclosures regarding contingencies. Estimates and judgements applied by management are continuously evaluated and are based on information available, historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances at the dates of preparation of the consolidated financial statements. Principal matters where assumptions, judgement and estimates have a significant role are described in relevant notes to the consolidated financial statements and relate in particular to:

(a) the determination of sales deductions, including rebates, discounts and incentives, which are reported as a reduction in sales;

(b) the determination of carrying values for property, plant and equipment, intangible assets and inventories;

(c) the assessment and recording of liabilities in respect of retirement benefit obligations;

(d) the recognition of provision for income taxes, including deferred taxation, taking into account the related uncertainties in the normal course of business;

(e) the determination of fair values for unlisted equity investments.

5. Segment information

A business segment is a group of assets and operations engaged in providing products that are subject to risks and returns that are different from those of other business segments. The Group has opted to use business segments as the primary segments.

A geographical segment is engaged in providing products within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The Group uses geographical segments as the secondary segments.

(a) Primary reporting format – business segments
For the purposes of clarity and comparability of external reporting, the Group combines internal management units with similar risk and reward profiles into business operating segments, which are constituted as follows:

- Jewellery Maisons – businesses whose heritage is in the design, manufacture and distribution of jewellery products; these comprise Cartier and Van Cleef & Arpels.
- Specialist Watchmakers – businesses whose primary activity includes the design, manufacture and distribution of precision timepieces. The Group's specialist watchmakers comprise Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, Piaget and Officine Panerai.
- Writing Instrument Maisons – businesses whose primary activity includes the design, manufacture and distribution of writing instruments. These are Montblanc and Montegrappa.
- Leather and Accessories Maisons – businesses whose principal activities include the design and distribution of leather goods and other accessories, being Alfred Dunhill and Lancel.

Other Group operations mainly comprise Chloé, royalty income and other businesses. None of these constitutes a separately reportable segment.

Amounts included in 'Corporate' represent the costs of the Group's corporate operations, which are not attributed to the segments.

The entire product range of a particular Maison, which may include jewellery, watches, writing instruments and leather goods, is reflected in the sales and operating result for that segment.

Segment assets consist primarily of property, plant and equipment, inventories, trade and other debtors and non-current assets. Segment liabilities comprise operating liabilities, including provisions, but exclude short and long-term loans and bank overdrafts.

Inter-segment transactions are transacted at prices that reflect the risk and rewards transferred and are entered into under normal commercial terms and conditions.

5. Segment information continued

(a) Primary reporting format – business segments (continued)

The segment results for the years ended 31 March are as follows:

	Sales		Inter-segment sales		Total segment sales	
	2007 € m	2006 € m	2007 € m	2006 € m	2007 € m	2006 € m
Sales						
Jewellery Maisons	2 435	2 227	1	15	2 436	2 242
Specialist Watchmakers	1 203	1 063	5	9	1 208	1 072
Writing Instrument Maisons	585	497	11	7	596	504
Leather and Accessories Maisons	307	283	-	8	307	291
Other Businesses	297	238	97	75	394	313
	4 827	4 308	114	114	4 941	4 422

	2007 € m	2006 € m
Operating result		
Jewellery Maisons	667	616
Specialist Watchmakers	274	227
Writing Instrument Maisons	110	83
Leather and Accessories Maisons	(11)	(38)
Other Businesses	20	22
Corporate	(144)	(169)
Operating profit	916	741
Finance costs	(58)	(57)
Finance income	89	62
Operating profit before share of results of associated undertakings	947	746
Share of post-tax profit of associated undertakings	540	486
Profit before taxation	1 487	1 232
Taxation	(158)	(136)
Net profit	1 329	1 096

5. Segment information continued

(a) Primary reporting format – business segments (continued)

Net segment assets at 31 March are as follows:

	Segment assets		Segment liabilities		Net segment assets	
	2007 € m	2006 € m	2007 € m	2006 € m	2007 € m	2006 € m
Net segment assets						
Jewellery Maisons	1 656	1 550	(259)	(215)	1 397	1 335
Specialist Watchmakers	843	778	(135)	(107)	708	671
Writing Instrument Maisons	362	313	(80)	(70)	282	243
Leather and Accessories Maisons	169	150	(67)	(54)	102	96
Other Businesses	211	155	(86)	(57)	125	98
Corporate	485	411	(206)	(229)	279	182
	3 726	3 357	(833)	(732)	2 893	2 625
Investments in associated undertakings	3 506	3 347	–	–	3 506	3 347
Cash and cash equivalents	1 881	1 628	(258)	(212)	1 623	1 416
Short-term loans and borrowings	–	–	(482)	(532)	(482)	(532)
Retirement benefit obligations	–	–	(103)	(101)	(103)	(101)
Deferred and current income tax, net	268	261	(192)	(235)	76	26
Net assets	9 381	8 593	(1 868)	(1 812)	7 513	6 781

Other segment information for the years ended 31 March is as follows:

	Capital expenditure		Depreciation/ amortisation charge	
	2007 € m	2006 € m	2007 € m	2006 € m
Items related to property, plant, equipment and intangible assets				
Jewellery Maisons	104	96	54	48
Specialist Watchmakers	49	36	26	23
Writing Instrument Maisons	33	18	19	18
Leather and Accessories Maisons	20	11	11	10
Other Businesses	20	17	10	8
Corporate	34	56	24	27
	260	234	144	134

	Unit option costs	
	2007 € m	2006 € m
Other non-cash items		
Jewellery Maisons	6	6
Specialist Watchmakers	4	4
Writing Instrument Maisons	2	2
Leather and Accessories Maisons	1	1
Other Businesses	1	1
Corporate	19	22
	33	36

5. Segment information continued

(b) Secondary reporting format – geographical segments

Sales, segment assets and capital expenditure in the three main geographical areas where the Group's business segments operate are as follows in respect of the years ended 31 March:

	Sales		Segment assets at 31 March		Capital expenditure	
	2007 € m	2006 € m	2007 € m	2006 € m	2007 € m	2006 € m
Europe	2 042	1 811	2 587	2 363	178	167
France	462	409	470	424	26	37
Switzerland	211	195	1 364	1 272	88	95
Germany, Italy and Spain	671	607	445	401	33	18
Other Europe	698	600	308	266	31	17
Asia	1 801	1 622	690	578	54	42
China/Hong Kong	600	492	278	166	21	10
Japan	731	723	276	277	22	20
Other Asia	470	407	136	135	11	12
Americas	984	875	449	416	28	25
USA	771	685	393	352	25	24
Other Americas	213	190	56	64	3	1
	4 827	4 308	3 726	3 357	260	234

Sales are allocated based on the location of the customer or the boutique. Segment assets and capital expenditure are allocated based on where the assets are located.

6. Property, plant and equipment

	Land and buildings € m	Plant and machinery € m	Fixtures, fittings, tools and equipment € m	Assets under construction € m	Total € m
Cost					
Balance at 1 April 2005	362	244	756	43	1 405
Exchange adjustments	(3)	(3)	14	–	8
Acquisition/(disposal) of subsidiary undertakings	(5)	3	(15)	–	(17)
Additions	32	25	124	29	210
Transfers and reclassifications	51	3	(20)	(57)	(23)
Disposals	(21)	(12)	(76)	(1)	(110)
Balance at 31 March 2006	416	260	783	14	1 473
Depreciation					
Balance at 1 April 2005	71	200	453	–	724
Exchange adjustments	(1)	(3)	7	–	3
Acquisition/(disposal) of subsidiary undertakings	(5)	2	(10)	–	(13)
Charge for the year	14	15	86	–	115
Transfers and reclassifications	11	–	(25)	–	(14)
Disposals	(2)	(11)	(71)	–	(84)
Balance at 31 March 2006	88	203	440	–	731
Net book value at 31 March 2006	328	57	343	14	742

6. Property, plant and equipment continued

	Land and buildings € m	Plant and machinery € m	Fixtures, fittings, tools and equipment € m	Assets under construction € m	Total € m
Cost					
Balance at 1 April 2006	416	260	783	14	1 473
Exchange adjustments	(10)	(5)	(35)	(1)	(51)
Acquisition of subsidiary undertakings	1	1	1	–	3
Additions	21	26	124	47	218
Transfers and reclassifications	(3)	4	5	(11)	(5)
Disposals	(6)	(16)	(45)	(1)	(68)
Balance at 31 March 2007	419	270	833	48	1 570
Depreciation					
Balance at 1 April 2006	88	203	440	–	731
Exchange adjustments	(2)	(4)	(18)	–	(24)
Acquisition of subsidiary undertakings	–	1	1	–	2
Charge for the year	14	16	91	–	121
Transfers and reclassifications	(2)	–	(3)	–	(5)
Disposals	(5)	(16)	(42)	–	(63)
Balance at 31 March 2007	93	200	469	–	762
Net book value					
at 31 March 2007	326	70	364	48	808

Depreciation expense of € 28 million has been charged to cost of sales in the year (2006: € 32 million).

Included above is property, plant and equipment held under finance leases with a net book value of € 18 million (2006: € 24 million) comprising building € 12 million (2006: € 19 million), plant and machinery € 2 million (2006: € 2 million), fixtures, fittings, tools and equipment € 4 million (2006: € 3 million).

Borrowing costs capitalised during the current and prior year were immaterial (rates of: 2007: 3.2 per cent, 2006: 2.0 per cent).

Committed capital expenditure not reflected in these financial statements amounted to € 52 million at 31 March 2007 (2006: € 4 million).

7. Intangible assets

	Goodwill € m	Leasehold and distribution rights € m	Computer software and related licences € m	Development costs and other € m	Total € m
Cost					
Balance at 1 April 2005	–	130	27	–	157
Acquisition/(disposal) of subsidiary undertakings	–	2	(1)	6	7
Additions – internally developed	–	–	3	15	18
Additions – other	–	3	3	–	6
Transfers and reclassifications	–	(4)	–	17	13
Disposals	–	(4)	–	(3)	(7)
Balance at 31 March 2006	–	127	32	35	194
Amortisation					
Balance at 1 April 2005	–	83	22	–	105
Charge for the year	–	10	3	6	19
Transfers and reclassifications	–	–	–	7	7
Disposals	–	(3)	–	(1)	(4)
Balance at 31 March 2006	–	90	25	12	127
Net book value					
at 31 March 2006	–	37	7	23	67

7. Intangible assets continued

	Goodwill €m	Leasehold and distribution rights €m	Computer software and related licences €m	Development costs and other €m	Total €m
Cost					
Balance at 1 April 2006	–	127	32	35	194
Exchange adjustments	–	(2)	–	(3)	(5)
Acquisition of subsidiary undertakings	–	2	–	16	18
Additions – internally developed	–	–	6	14	20
Additions – other	–	6	7	9	22
Additions – acquisition of minority interest	13	–	–	–	13
Disposals	–	(3)	–	(2)	(5)
Balance at 31 March 2007	13	130	45	69	257
Amortisation					
Balance at 1 April 2006	–	90	25	12	127
Exchange adjustments	–	(1)	(1)	(1)	(3)
Charge for the year	–	9	3	11	23
Disposals	–	(2)	–	(2)	(4)
Balance at 31 March 2007	–	96	27	20	143
Net book value at 31 March 2007	13	34	18	49	114

Amortisation expense of € 1 million (2006: € 1 million) relating to intangibles has been charged to cost of sales.

The remaining amortisation periods for intangible assets range between 1 and 20 years.

Computer software and related licences include internally generated computer software, whilst internally generated product development costs are included within the total for development costs and other.

Goodwill is the only identified intangible with an indefinite life.

For the purposes of impairment testing, goodwill is allocated to the Group's Maisons which represent the lowest level within the Group at which goodwill is monitored.

The goodwill recognised during the year, amounting to € 13 million, is fully allocated to a Hong Kong-based clothing and accessories retailer within the Other Businesses segment, as it results from the acquisition of minority interests.

The carrying amount of the goodwill was determined to be lower than its recoverable amount, therefore no impairment loss was recognised.

The carrying value was determined by discounting the future cash flows generated from the continuing operations of the Maison, applying the following key assumptions:

- Pre-tax cash flows are based on the approved five-year business plan;
- Revenue growth was projected between 4 and 8 per cent in years 2008-2012; and
- A pre-tax discount rate of 10.6 per cent was applied in determining the recoverable amount of the unit.

The above estimate is particularly sensitive in the following areas:

- A 16 per cent decrease in projected revenue would have resulted in an impairment loss of € 1 million; and
- An increase of 3 percentage points in the pre-tax discount rate would have resulted in an impairment loss of € 1 million.

8. Investments in associated undertakings

	BAT €m	Other €m	Total €m
At 1 April 2005	3 218	-	3 218
Exchange adjustments	41	-	41
Share of post-tax profit	486	-	486
Dividends received	(247)	-	(247)
Transfer from unlisted undertakings	-	4	4
Other equity movements	(155)	-	(155)
At 31 March 2006	3 343	4	3 347
Exchange adjustments	90	-	90
Share of post-tax profit	539	1	540
Dividends received	(280)	-	(280)
Acquisition of associated undertakings	-	4	4
Other equity movements	(195)	-	(195)
At 31 March 2007	3 497	9	3 506

Investments in associated undertakings at 31 March 2007 include goodwill of € 2 583 million (2006: € 2 510 million).

British American Tobacco plc ('BAT')

The summarised financial information in respect of the Group's share of results, assets and liabilities of its principal associated undertaking, BAT, is as follows:

	2007 €m	2006 €m
Operating profit	748	668
After:		
Share of other expense	(41)	(64)
Finance costs	(106)	(106)
Finance income	28	37
Share of post-tax profit of associated undertakings	118	115
Profit before taxation	788	714
Taxation	(205)	(191)
Net profit	583	523
Attributable to:		
Shareholders' equity	539	486
Minority interest	44	37
	583	523

Financial statements are drawn up at 31 March of each year in respect of BAT, and the Group's share of results and retained reserves is derived therefrom. Summarised financial information regarding BAT appearing in those accounts is as follows:

	2007 £m	2006 £m
Shareholders' equity	6 824	6 996
Revenue	9 697	9 515
Profit from operations (after other (expense)/income)	2 690	2 454
Attributable profit for the year	1 939	1 795

Total assets and liabilities are taken from BAT's latest published financial statements, which are drawn up to 31 December. No significant transactions or events have occurred since that date, which would materially change the amounts disclosed.

	31 December 2006 £m	31 December 2005 £m
Total assets	17 776	19 047
Total liabilities	(11 088)	(12 170)

8. Investments in associated undertakings continued

Richemont accounts for its effective interest in BAT under the equity method. At 31 March 2007, the Group held an effective interest of 19.0 per cent in BAT. The Group has joint control of R&R Holdings SA, Luxembourg ('R&R') which holds 29.4 per cent of BAT, and this joint venture has the ability to exert significant influence over BAT, including representation on the Board of Directors. Thus, Richemont considers BAT to be an associated undertaking.

Changes in the Group's percentage holding of BAT during the years ended 31 March 2007 and 2006 relate to the share buy-back programme carried out by BAT. The following table indicates the percentages applied to BAT's profits:

	Percentage
For the year ended 31 March 2007	
1 April 2006 to 30 June 2006	**18.8**
1 July 2006 to 31 December 2006	**18.9**
1 January 2007 to 31 March 2007	**19.0**
For the year ended 31 March 2006	
1 April 2005 to 30 June 2005	18.4
1 July 2005 to 30 September 2005	18.5
1 October 2005 to 31 March 2006	18.6

The market capitalisation of BAT ordinary shares at 31 March 2007 was £ 32 658 million (2006: £ 29 161 million). The fair value of the Group's effective interest of 19.0 per cent in BAT ordinary shares at that date was € 9 130 million (2006: effective interest 18.6 per cent, fair value € 7 796 million).

BAT has contingent liabilities in respect of litigation regarding product liability, overseas taxation and guarantees in various countries. Despite the quality of defences judged by BAT to be available, there is a possibility that its operating results or cash flows could be materially affected by the outcomes of such matters, which could give rise to a consequent effect on the Group's share of results and attributable net assets.

Other

Since 31 January 2006, the Group has held a 32.8 per cent share of equity in Net-à-Porter Ltd, a company incorporated in the United Kingdom. Prior to that date the Group's investment in this company was classified in 'Investments in unlisted undertakings'. The Group's share of this associated undertaking was recorded for the first time under the equity method at 31 March 2006 and was determined with reference to its audited accounts for the year ended 31 January 2006. Therefore, the Group has not recognised any amount in the comparative consolidated income statement to 31 March 2006 in respect of its share of results from Net-à-Porter. The principal activity of Net-à-Porter is the online retailing of women's designer branded, ready-to-wear fashion clothing, shoes and accessories.

During the year ended 31 March 2007, the Group acquired a 20 per cent interest in Greubel Forsey SA, a Swiss specialist watchmaker.

	2007 € m	2006 € m
Share of associates' assets	**32**	6
Share of associates' liabilities	**(18)**	(2)
	14	4

9. Taxation

9.1. Deferred income tax

Deferred income tax assets

	Note	1 April 2006 € m	Exchange adjustments € m	(Charge)/credit for year € m	Recognised directly in equity € m	31 March 2007 € m
Depreciation		25	–	3	–	28
Provision on inventories		20	–	3	–	23
Bad debt reserves		2	–	–	–	2
Retirement benefits		13	–	1	–	14
Unrealised gross margin elimination		128	–	(8)	–	120
Tax losses carried forward		45	–	(31)	–	14
Deferred tax on option scheme	9.2	–	–	–	29	29
Other		28	(1)	11	–	38
		261	(1)	(21)	29	268

Deferred income tax liabilities

	1 April 2006 € m	Exchange adjustments € m	(Charge)/credit for year € m	Recognised directly in equity € m	31 March 2007 € m
Depreciation	(10)	(2)	4	–	(8)
Provision on inventories	(11)	(1)	1	–	(11)
Other	(12)	(3)	2	–	(13)
	(33)	(6)	7	–	(32)

At 31 March 2007 the Company and its subsidiary undertakings had taxation losses carried forward of € 269 million (2006: € 288 million) in respect of which deferred tax assets had not been recognised as the future utilisation of these losses is uncertain. The majority of these losses can be carried forward more than five years. Based on current rates of taxation, future utilisation of these losses would result in the recognition of deferred tax assets at 31 March 2007 of € 82 million (2006: € 92 million).

The Company and its subsidiary undertakings also had temporary differences of € 62 million (2006: € 56 million) in respect of which deferred tax assets had not been recognised as the future utilisation of these temporary differences is uncertain. Based on current rates of taxation, future utilisation of these temporary differences would result in the recognition of deferred tax assets at 31 March 2007 of € 19 million (2006: € 19 million).

9.2. Taxation charge

Taxation charge in the income statement:

	2007 € m	2006 € m
Current tax	144	168
Deferred tax charge/(credit)	14	(32)
	158	136

The average effective tax rate is calculated in respect of profit before taxation but excluding the share of post-tax profit of associated undertakings. The rates for the years ended 31 March 2007 and 2006 were 16.7 per cent and 18.2 per cent respectively.

For current and future years the Group has implemented procedures to increase further the tax effects of the costs of share-based payments. This, together with other one-time benefits, has significantly contributed to the decrease in the effective tax rate for the year. IFRS restrict the tax benefit from share-based payments that can be recognised through the income statement; accordingly an amount of € 29 million (2006: nil) is recognised directly in equity.

9. Taxation continued

The taxation charge on the Group's profit before tax differs from the amount that arises using the statutory tax rates applicable to profits of the consolidated companies as follows:

	2007 € m	2006 € m
Profit before taxation	1 487	1 232
less: share of post-tax profit of associated undertakings	(540)	(486)
Adjusted profit before taxation	947	746
Tax on adjusted profit calculated at statutory tax rate	199	157
Difference in tax rates	(43)	(37)
Non-taxable income	(4)	(2)
Non-deductible expenses	4	7
Utilisation and recognition of prior year tax losses	(10)	(16)
Non-recognition of current year tax losses	3	5
Withholding and other taxes	21	16
Prior year adjustments	(12)	6
Taxation charge	158	136

The statutory tax rate applied reflects the rate applicable to the principal Swiss-based trading company.

10. Financial assets held at fair value through profit or loss

	2007 € m	2006 € m
Investments in listed and unlisted undertakings	113	25

At 31 March 2007 the Group had committed to invest a further € 25 million (2006: € 9 million) in unlisted undertakings until 2010.

11. Other non-current assets

	2007 € m	2006 € m
Maisons' collections	83	83
Lease deposits	52	60
Loans and receivables	12	13
Other assets	18	8
	165	164

12. Inventories

	2007 € m	2006 € m
Raw materials and work in progress	571	508
Finished goods	1 161	1 115
	1 732	1 623

The cost of inventories recognised as an expense and included in cost of sales amounted to € 1 569 million (2006: € 1 440 million).

The Group reversed € 36 million (2006: € 92 million) of a previous inventory write-down during the year as the goods were sold at an amount in excess of the written down value. The amount reversed has been credited to cost of sales.

The Group recognised € 84 million (2006: € 99 million) in the write-down of inventory as a charge to cost of sales.

13. Trade and other receivables

	2007 €m	2006 €m
Trade receivables	525	490
Less: provision for impairment	(15)	(15)
Trade receivables – net	510	475
Loans and receivables	120	90
Other receivables	28	37
	658	602

Trade and other receivables are based on expected cash flows which are not discounted as they are expected to occur within the next twelve months.

There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally-dispersed customers.

14. Derivative financial instruments

The Group uses the following derivative instruments:

(a) Currency forwards: representing commitments to purchase or sell foreign and domestic currencies.

(b) Foreign currency options: contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option), at or by a set date or during a set period, a specific amount of a foreign currency or financial instrument at a predetermined price.

(c) Double accrual style option forwards: forward instruments that incorporate similar option terms as described above and that may give the right to double the nominal value of the forward contract.

(d) Interest rate swaps: commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of interest rates (for example, fixed for floating). No exchange of principal takes place. The Group's credit risk represents the potential cost of replacing the swap contracts if counterparties fail to perform their obligation.

(e) Call options: agreements granting the right to buy Richemont units at pre-determined prices as treasury stock to partially hedge the Group's obligations arising under the unit option scheme (note 16).

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet date but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms.

The fair value of publicly traded derivatives, securities and investments is based on quoted market prices at the balance sheet date. In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date.

14. Derivative financial instruments continued

The fair values and nominal amounts of derivative instruments held are as follows:

	Nominal amount		Fair value assets		Fair value liabilities	
	2007 € m	2006 € m	2007 € m	2006 € m	2007 € m	2006 € m
Derivatives designated as cash flow hedges						
Qualifying cash flow hedges						
Currency derivatives						
– currency forwards	394	437	5	4	(1)	(9)
– currency options	40	–	1	–	–	–
Non-qualifying cash flow hedges						
Double accrual style option forwards	108	55	5	1	–	(2)
Interest rate swap derivatives	75	83	1	2	–	–
Currency options	80	–	2	–	(1)	–
Currency forwards	47	–	–	–	–	–
Non-hedge derivatives						
Currency forwards	93	71	1	–	–	–
			15	7	(2)	(11)

Nominal amount

Nominal amounts represent the following:

- Currency forwards: the sum of all contract volumes, bought or sold, outstanding at the year-end;
- Currency options: the sum of the amounts underlying the options outstanding at the year-end;
- Double accrual style option forwards: the nominal value accrued at the year-end. Depending on future movements in foreign currency exchange rates, the nominal amount at the date of expiry of these options could range between € 108 million and € 288 million; and
- Interest rate swap derivatives: the sum of the principal amounts underlying the swaps outstanding at the year-end.

Foreign currency amounts have been translated to euros using the exchange rates prevailing at the balance sheet date.

Non-hedge derivatives

Non-hedge derivatives are transactions involving foreign currency options or currency forwards.

Interest rate swap derivatives

Interest rate swaps have been entered into to manage the risk relative to fluctuations in variable interest rates on short and medium-term lines of credit. At 31 March 2007 the weighted average interest charge of the Group was 3.1 per cent (2006: 3.1 per cent).

15. Cash and cash equivalents

	2007 € m	2006 € m
Cash at bank and on hand	1 881	1 628
Bank overdrafts	(258)	(212)
	1 623	1 416

The effective interest rate on bank overdrafts was 3.7 per cent (2006: 3.4 per cent). The effective interest rate on cash at bank was 3.2 per cent (2006: 2.1 per cent).

Included within cash and cash equivalents is restricted cash of € 34 million that has been deposited in an account to satisfy the conditions of the guarantee arrangement described in note 28.

16. Equity

16.1. Share capital

	2007 € m	2006 € m
Authorised, issued and fully paid:		
522 000 000 'A' bearer shares with a par value of CHF 1.00 each	304	304
522 000 000 'B' registered shares with a par value of CHF 0.10 each	30	30
	334	334

16.2. Participation reserve

	2007 € m	2006 € m
Reserve in respect of 574 200 000 participation certificates with no par value issued by Richemont SA	645	645

16.3. Unitholders' capital

In accordance with the articles of incorporation of the respective companies, the shares issued by the Company and the participation certificates issued by Richemont SA have been twinned as follows:

(a) Each 'A' bearer share in the Company with a par value of CHF 1.00 is twinned with one bearer participation certificate in Richemont SA with no par value to form one 'A' unit, issued to bearer.

(b) Every ten 'B' registered shares in the Company with a par value of CHF 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one 'B' unit, issued in registered form.

The total number of units in issue is made up as follows:

	2007 Units	2006 Units
(a) 'A' bearer units, each comprising one 'A' bearer share in the Company and one bearer participation certificate in Richemont SA	522 000 000	522 000 000
(b) 'B' registered units, each comprising ten 'B' registered shares in the Company and one registered participation certificate in Richemont SA	52 200 000	52 200 000
	574 200 000	574 200 000

In view of this indivisible twinning of shares and participation certificates, the participation reserve of Richemont SA is presented in the consolidated balance sheet of the Company as a component of unitholders' capital. For the same reason, information that would normally be stated on a per share basis is stated in these financial statements on a per unit basis.

Options granted to executives in respect of Richemont 'A' units under the terms of the unit option scheme are described in note 31.

16.4. Treasury units

In order to hedge partially its obligations arising under the unit option scheme, the Group has purchased Richemont 'A' units. Changes in the holding of this treasury stock of units are shown as movements in unitholders' equity as follows:

	Units millions	€ m
Movements in treasury units		
Balance at 1 April 2005	24.0	560
Units sold	(5.8)	(152)
Balance at 31 March 2006	18.2	408
Units sold	(5.4)	(144)
Balance at 31 March 2007	12.8	264

The cost value of the 5.4 million units (2006: 5.8 million units) sold during the year to scheme participants who exercised their options was € 144 million (2006: € 152 million).

The Group has entered into over-the-counter purchased call options with a third party to purchase treasury units at the same strike prices as the unit options granted to executives in June 2006, 2005 and 2004. These call options together with treasury units provide a comprehensive hedge of the Group's obligations arising under the unit option scheme. The costs of these call options together with the loss realised on units sold during the year to scheme participants amounting to € 81 million (2006: € 62 million) were recognised directly in retained earnings.

16. Equity continued

The market value of the 12.8 million units (2006: 18.2 million units) held by the Group at the year-end, based on the closing price at 31 March 2007 of CHF 67.95 (2006: CHF 62.50), amounted to € 536 million (2006: € 719 million).

16.5. Hedge and unit option reserves

	Hedge reserve €m	Unit option reserve €m	Total €m
Balance at 1 April 2005	15	49	64
Exchange adjustments	–	(2)	(2)
Movements in hedge reserve			
– fair value losses	(29)	–	(29)
– recycle to income statement	3	–	3
Movement in employee unit option reserve			
– expense recognised in the year	–	36	36
Balance at 31 March 2006	(11)	83	72
Exchange adjustments	–	(2)	(2)
Movements in hedge reserve			
– fair value gains	22	–	22
– recycle to income statement	(3)	–	(3)
Movement in employee unit option reserve			
– expense recognised in the year	–	33	33
Deferred taxes on unit option reserve	–	29	29
Balance at 31 March 2007	8	143	151

16.6. Legal reserves

Legal reserves amounting to € 95 million (2006: € 95 million) are included in the reserves of Group companies but are not available for distribution.

17. Borrowings

	2007 €m	2006 €m
Non-current		
Bank borrowings	195	147
Finance lease obligations	8	11
	203	158
Current		
Short-term loans	251	324
Bank borrowings	24	47
Finance lease obligations	4	3
	279	374
	482	532

	Short-term loans		Bank borrowings		Finance lease obligations		Total	
Amounts repayable within the financial year ending 31 March	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m
2007	–	324	–	47	–	3	–	374
2008	251	–	24	140	4	3	279	143
2009	–	–	78	7	4	3	82	10
2010	–	–	114	–	3	3	117	3
2011	–	–	3	–	2	3	5	3
	251	324	219	194	13	15	483	533
Interest	–	–	–	–	(1)	(1)	(1)	(1)
	251	324	219	194	12	14	482	532

Bank and other borrowings are subject to market-linked rates of interest ranging from 0.7 per cent to 5.4 per cent.

17. Borrowings continued

The Group's borrowings are denominated in the following currencies:

	2007 €m	2006 €m
Euro	26	53
Hong Kong dollar	120	121
Yen	160	137
Swiss franc	43	79
US dollar	47	79
Chinese yuan/renminbi	45	–
Other	41	63
	482	532

18. Retirement benefit obligations

The net liabilities reflected in non-current liabilities in the balance sheet in respect of post-employment benefit plans are determined as follows:

	2007 €m	2006 €m
Present value of funded obligations	(563)	(529)
Fair value of plan assets	642	590
Net funded obligations	79	61
Present value of unfunded obligations	(100)	(103)
Unrecognised actuarial (gains)/losses	(4)	9
Amount not recognised due to asset limit	(78)	(68)
Net liabilities	(103)	(101)

The movement in the present value of the defined benefit obligation was as follows:

	2007 €m	2006 €m
Balance at 1 April	(632)	(562)
Exchange adjustments	7	9
Current service cost	(28)	(27)
Contributions by plan participants	(14)	(13)
Interest cost	(25)	(23)
Actuarial gains/(losses)	9	(30)
Past service cost	–	(3)
Gains on curtailments	2	3
Liabilities extinguished on settlements	3	–
Benefits paid	15	14
Balance at 31 March	(663)	(632)
Present value of funded obligations	(563)	(529)
Present value of unfunded obligations	(100)	(103)
	(663)	(632)

The movement in the fair value of plan assets was as follows:

	2007 €m	2006 €m
Balance at 1 April	590	501
Exchange adjustments	(9)	(11)
Expected return on plan assets	29	24
Actuarial gains	1	46
Assets distributed on settlements	(3)	-
Contributions paid by employer	35	31
Contributions paid by plan participants	14	13
Benefits paid	(15)	(14)
Balance at 31 March	642	590

18. Retirement benefit obligations continued

The major categories of plan assets at the balance sheet date are as follows:

	2007 € m	2006 € m
Equities	**256**	248
Bonds	**241**	217
Property	**70**	41
Other assets, including insurance policies	**75**	84
Fair value of plan assets	**642**	590

The plans do not invest directly in property occupied by or in financial securities issued by the Group.

The expected rate of return on plan assets during the coming year is 4.9 per cent (2006: 4.8 per cent). This expected rate of return was derived as a weighted average of the long-term expected rates of return on each of the major asset classes at the measurement date taking account of government bond yields available at the balance sheet and investment market expectations for future returns in excess of government bond yields for each asset class. The actual return on plan assets was a gain of € 30 million (2006: gain of € 70 million).

The amounts recognised in the income statement in respect of such plans are as follows:

	2007 € m	2006 € m
Current service cost	**28**	27
Interest cost	**25**	23
Expected return on plan assets	**(29)**	(24)
Net actuarial (gains)/losses recognised in the year	**2**	(15)
Adjustment to recognise the effect of asset limit	**12**	24
Past service cost	**–**	3
Gains on curtailment	**(1)**	(3)
	37	35

	2007 € m	2006 € m
Expense charged in:		
Cost of sales	**14**	13
Net operating expenses	**23**	22
	37	35

Total pension costs are included in employee benefits expense (note 23).

Changes in the net liabilities recognised in the balance sheet are as follows:

	2007 € m	2006 € m
Balance at 1 April	**(101)**	(97)
Total expense charged to the income statement	**(37)**	(35)
Contributions paid	**35**	31
Balance at 31 March	**(103)**	(101)

The Group expects to contribute € 31 million to such plans during 2008.

18. Retirement benefit obligations continued

The principal actuarial assumptions used for accounting purposes reflected prevailing market conditions in each of the countries in which the Group operates and were as follows:

	2007 Range	Weighted average	2006 Range	Weighted average
Discount rate	1.8% to 5.7%	4.1%	1.9% to 5.9%	4.0%
Expected return on plan assets	2.0% to 6.2%	4.9%	2.0% to 6.6%	4.8%
Future salary increases	1.6% to 4.7%	2.9%	1.8% to 4.6%	2.9%
Future pension increases	2.2% to 3.0%	2.8%	2.4% to 2.9%	2.8%

Assumptions used to determine the benefit expense and the end-of-year benefit obligations for the defined benefit plans varied within the ranges shown above. The weighted average rate for each assumption used to measure the benefit obligation is also shown. The assumptions used to determine end-of-year benefit obligations are also used to calculate the following year's cost.

The Group's major benefit plans are in Switzerland, the UK and Germany.

In Switzerland, the Group operates a foundation covering the majority of employees in Switzerland, which holds assets separately to the Group. The foundation operates as a defined contribution plan with the Group's annual contribution being a fixed percentage of salary. Under IAS 19 *Employee Benefits*, the foundation is accounted for as a defined benefit plan on account of underlying benefit guarantees. For 2007, the expense recognised in the Group's consolidated income statement in respect of the foundation is equal to the Group's contribution.

In the UK, the Group operates a defined contribution plan for new hires and a defined benefit plan, which is closed to new entrants. For the defined benefit plan, benefits are related to service and final salary. The plan is funded through a trustee-administered fund, which is held separately to the Group, with a funding target to maintain assets equal to the value of the accrued benefits based on projected salaries.

In Germany, retirement benefits are related to service, tariff rates and salary. In line with local practice, no external pre-financing exists and the liabilities are recognised in the local balance sheet of the relevant companies.

Benefits under arrangements other than those detailed above are generally related to service and either salary or grade. They are funded in all locations where this is consistent with local practice, otherwise the liability is recognised in the balance sheet.

The Group does not have any significant liabilities in respect of any other post-retirement benefits, including post-retirement healthcare liabilities.

Defined benefit pension plans for the current and previous periods:

	2007 € m	2006 € m	2005 € m	2004 € m
Present value of defined benefit obligation	(663)	(632)	(562)	(505)
Fair value of plan assets	642	590	501	430
Deficit in plan	(21)	(42)	(61)	(75)
Experience adjustments on plan liabilities	9	(30)	(20)	–
Experience adjustments on plan assets	1	46	9	–

19. Provisions

	Warranties and sales related € m	Restructuring and property related € m	Employee benefits € m	Other € m	Total € m
At 1 April 2006	49	35	38	14	136
Acquired in a business combination	–	–	–	1	1
Charged/(credited) to the income statement:					
– additional provisions	57	18	12	11	98
– unused amounts reversed	(7)	(3)	(4)	(4)	(18)
Net charge	50	15	8	7	80
Utilised during the year	(29)	(14)	(14)	(4)	(61)
Exchange adjustments	(2)	(1)	(2)	–	(5)
At 31 March 2007	68	35	30	18	151

19. Provisions continued

	2007 € m	2006 € m
Total provisions at 31 March:		
– non-current	61	51
– current	90	85
	151	136

Warranties and sales-related provisions

Group companies establish provisions for potential sales returns and warranties provided on certain products. Based on past experience a provision of € 68 million (2006: € 49 million) has been recognised for expected sales returns and warranty claims. It is expected that € 58 million of this provision will be used within the following twelve months and that the remaining € 10 million, which relates solely to potential warranty claims, will be utilised over the remainder of the expected warranty period of the products.

Restructuring and property-related provisions

These provisions represent the Group's obligations arising from committed restructuring activities and contractual obligations in respect of properties. It is anticipated that the restructuring provision will be fully utilised in the coming year. Certain property obligations will remain until 2014.

Employee benefits provisions

These include social security charges on the Group's unit option scheme. An amount of € 8 million is expected to reverse in the coming twelve months. The remainder will reverse in the next two to ten years.

Other provisions

These provisions relate to legal and constructive obligations. It is not expected that the outcomes of legal claims will give rise to any significant losses beyond the amounts provided at 31 March 2007.

20. Trade and other payables

	2007 € m	2006 € m
Trade creditors	273	225
Other creditors	215	179
	488	404

21. Other operating income

	2007 € m	2006 € m
Royalty income – net	13	15
Profit on sale of an interest in a leasehold property	19	–
Net gain on disposal of subsidiary undertaking	–	11
Other income/(expenses)	(27)	7
	5	33

22. Net profit

Net profit is stated after the following items of expense/(income):

	2007 € m	2006 € m
Depreciation of property, plant and equipment (note 6)	121	115
Amortisation of intangible assets (note 7)	23	19
Operating lease rentals	317	296
Sub-lease rental income	(2)	–
Cash flow hedge – transfer from unitholders' equity	(3)	3
Trade receivables – provision for impairment	–	7
Research and development costs	17	16
Profit on disposal of property, plant and equipment	–	(19)
Profit on disposal of intangible assets	(19)	–
Profit on disposal of subsidiary undertaking	–	(11)
Restructuring charges	9	9

23. Employee benefits expense

	2007 €m	2006 €m
Wages and salaries (including termination benefits € 13 million (2006: € 9 million))	812	776
Social security costs	144	145
Unit option expense	33	36
Pension costs – defined contribution plans	7	7
Pension costs – defined benefit plans (note 18)	37	35
	1 033	999

	2007 number	2006 number
Average number of employees:		
Switzerland	4 952	4 521
Rest of the world	11 369	11 220
	16 321	15 741

24. Net finance income

	2007 €m	2006 €m
Finance income:		
Interest income on bank and other deposits	62	32
Dividend income on financial assets at fair value through profit or loss	2	4
Net changes in fair value of financial assets at fair value through profit or loss	16	–
Net foreign exchange gains on monetary items	–	26
Net foreign exchange gains on derivatives	9	–
Finance income	89	62
Finance costs:		
Interest expense:		
– bank borrowings	(32)	(18)
– other financial expenses	(2)	(3)
Net changes in fair value of financial assets at fair value through profit or loss	–	(15)
Net foreign exchange losses on monetary items	(24)	–
Net foreign exchange losses on derivatives	–	(21)
Finance costs	(58)	(57)
Net finance income	31	5

Foreign exchange gains of € 3 million (2006: losses of € 3 million) were reflected in cost of sales during the year.

25. Earnings per unit

25.1. Basic

Basic earnings per unit is calculated by dividing the profit attributable to unitholders by the weighted average number of units in issue during the year, excluding units purchased by the Company and held in treasury.

	2007	2006
Profit attributable to unitholders of the Company (€ millions)	1 328	1 094
Weighted average number of units in issue (millions)	561.4	553.2
Basic earnings per unit (€ per unit)	2.366	1.978

25. Earnings per unit continued

25.2. Diluted

Diluted earnings per unit is calculated adjusting the weighted average number of units outstanding, which assumes conversion of all dilutive potential units. The Company has only one category of dilutive potential units: unit options.

The calculation is performed for the unit options to determine the number of units that could have been acquired at fair value (determined as the average annual market unit price of the Company's units) based on the monetary value of the subscription rights attached to outstanding unit options. The number of units calculated as above is compared with the number of units that would have been issued assuming the exercise of the unit options.

	2007	2006
Profit attributable to unitholders of the Company (€ millions)	1 328	1 094
Weighted average number of units in issue (millions)	561.4	553.2
Adjustment for unit options (millions)	8.4	7.7
Weighted average number of units for diluted earnings per unit (millions)	569.8	560.9
Diluted earnings per unit (€ per unit)	2.331	1.951

26. Dividends per unit

In September 2006 a dividend of € 0.60 per unit (2005: € 0.50 per unit) was paid, together with a special dividend of € 0.50 per unit (2005: € 0.50 per unit).

27. Cash flow generated from operations

	2007 € m	2006 € m
Operating profit	916	741
Depreciation of property, plant and equipment	121	115
Amortisation of intangible assets	23	19
Profit on disposal of property, plant and equipment	-	(19)
Profit on disposal of intangible assets	(19)	-
Increase in provisions	14	15
Increase in retirement benefit obligations	2	4
Non-cash items	34	25
Increase in inventories	(145)	(118)
Increase in trade debtors	(56)	(67)
Increase in other receivables, prepayments and accrued income	(37)	(27)
Increase in current liabilities	117	86
Cash flow generated from operations	970	774

28. Financial commitments and contingent liabilities

At 31 March 2007 the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material losses will arise. Contingent liabilities of the Group arising from the contingent liabilities reported by its principal associated undertaking BAT are described in note 8. Details of the Group's commitments in respect of financial derivatives are given in note 14 and in respect of property, plant and equipment in note 6.

At 31 March 2007 the Group has provided a short-term guarantee to a bank up to a maximum of € 31 million. The Group has a lien over certain third party assets as security for this guarantee.

The Group has also entered into a short-term commitment to provide a conditional, secured loan facility of up to a maximum of € 62 million. The agreement provides for interest to be earned at a rate of 2 per cent above LIBOR.

The Group leases various boutiques, offices and manufacturing premises under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The cost for certain boutique leases contains a fixed portion together with a variable portion which is most commonly a percentage of sales achieved. The commitments that follow reflect only the fixed elements.

28. Financial commitments and contingent liabilities continued

At 31 March 2007 the Group had signed non-cancellable operating leases in respect of which the following minimum rentals are payable:

	Land and buildings		Other assets		Total	
	2007 € m	2006 € m	2007 € m	2006 € m	2007 € m	2006 € m
Within one year	147	138	10	7	157	145
Between two and five years	375	362	20	10	395	372
Thereafter	239	202	13	–	252	202
	761	702	43	17	804	719

29. Business combinations

Acquisitions of subsidiary undertakings

During the year the Group made a number of acquisitions which are either related to existing business operations or are acquired through venture capital/investment funds, where capital has been injected with a view to future business development.

As no individual acquisition is considered material, the financial information is presented on an aggregate basis for each of these categories.

Business operations

On 9 October 2006, for a cost of € 7 million, the Group acquired 100 per cent of the voting rights of Fabrique d'Horlogerie Minerva SA, a company specialising in the development and manufacture of high quality mechanical watch movements. In April 2006, the Group also acquired certain distribution activities in China and Switzerland previously performed by third parties for a total cost of € 12 million. These acquired businesses contributed revenues of € 44 million for the period from acquisition and were net profit neutral for the same period. If the acquisitions had occurred on 1 April 2006, there would have been no significant change to the contribution of both revenue and net profit.

Investment funds

The Group has invested in Mary Norton Inc in July 2006 and Harrys of London Limited in November 2006 at a total acquisition cost of € 7 million through its subsidiary undertaking Atelier Fund LLC. For the period since their acquisition, the contributions of these two businesses to both revenue and net profit have not been significant.

	Business operations acquired		Investment fund acquisitions		Total 2007	
	Fair value € m	Acquirees' carrying amount € m	Fair value € m	Acquirees' carrying amount € m	Fair value € m	Acquirees' carrying amount € m
Property, plant and equipment	1	1	–	–	1	1
Intangible assets	14	–	4	–	18	–
Inventories	4	4	–	–	4	4
Receivables	1	1	1	1	2	2
Cash and cash equivalents	–	–	7	7	7	7
Liabilities	(1)	(1)	(2)	(2)	(3)	(3)
Borrowings, current and deferred tax	–	–	(3)	(3)	(3)	(3)
Net assets	19	5	7	3	26	8
Fair value of net assets acquired	19		7		26	
Goodwill	–		–		–	
Purchase consideration – cash paid	19		7		26	
Cash and cash equivalents acquired	–		(7)		(7)	
Cash outflow on acquisition	19		–		19	

29. Business combinations continued

Acquisition of minorities

During the year the Group acquired an additional 38.58 per cent in a Hong Kong-based luxury clothing and accessories retailer for € 20 million in cash, increasing the Group ownership from 61.28 per cent to 99.86 per cent. The carrying amount of the net assets in the consolidated financial statements on the date of acquisition was € 7 million. The Group recognised a decrease in minority interests of € 7 million and goodwill of € 13 million.

30. Related-party transactions

Compagnie Financière Rupert, Bellevue, Geneva holds 52.2 million 'B' registered units, each unit comprising 10 'B' registered shares in Compagnie Financière Richemont SA indivisibly twinned with a 'B' registered participation certificate issued by Richemont SA, Luxembourg. Compagnie Financière Rupert therefore has an interest in 50 per cent of the voting rights in Compagnie Financière Richemont SA. In addition, Compagnie Financière Rupert has advised that parties related to it held a total of 160 694 Richemont 'A' bearer units, or the equivalent thereof in the form of Depository Receipts, as at 31 March 2007, representing 0.02 per cent of the voting rights of the Company.

The Group has a number of transactions and relationships with related parties, as defined by IAS 24 *Related Party Disclosures*, all of which are undertaken in the normal course of business.

Besides Compagnie Financière Rupert and the Boards of Directors of both Compagnie Financière Richemont SA and Richemont SA ('key management'), the Group has identified the following other related parties:

- Richemont's associated undertakings (see note 8);
- Richemont's joint venture interests (see note 32);
- Remgro Limited, a public company incorporated in South Africa;
- VenFin Limited, a private company incorporated in South Africa; and
- Richemont foundations (employee and others).

The following transactions were carried out with related parties giving rise to (expense/payables) and income/receivables:

(a) Transactions and balances between the Richemont Group and its associated undertakings

	2007 € m	2006 € m
BAT – royalties received	–	3
Sales to Net-à-Porter	3	3
Receivables outstanding at 31 March:		
Net-à-Porter – sales of goods	1	1

(b) Transactions and balances between the Richemont Group and entities under common control

	2007 € m	2006 € m
Goods and services bought from and other transactions with entities under common control:		
Ventek International – acquisition of IT services and equipment	(2)	(2)
Falconair Limited – provision of aviation services and reimbursement of third party expenses	(2)	(2)
Payables outstanding at 31 March:		
Falconair Limited – provision of aviation services and reimbursement of expenses	(1)	(2)

30. Related-party transactions continued

(c) Transactions and balances between the Richemont Group and its joint ventures

	2007 € m	2006 € m
Services provided and other income from:		
R&R – interest on loan	–	(28)
Laureus World Sports Awards Limited – sponsorship	(4)	(4)
Goods and services sold to and other transactions with its joint ventures:		
R&R – dividends received	284	368
Laureus World Sports Awards Limited – reimbursement of staff costs and office rental	2	2
Receivables outstanding at 31 March:		
R&R	155	151
Laureus World Sports Awards Limited	–	2

(d) Individuals

Me Jean-Paul Aeschimann, the Deputy Chairman, is counsel to the Swiss legal firm, Lenz & Staehelin. During the year under review, Lenz & Staehelin received fees totalling € 0.4 million (2006: € 0.4 million) from Group companies for advice on legal and taxation matters.

In addition to his non-executive director's fee, Lord Douro received fees, pension contributions and other benefits totalling € 0.2 million (2006: € 0.2 million) in connection with his role as director and non-executive chairman of Richemont Holdings (UK) Limited, the holding company for the Group's UK interests, and in respect of consultancy services provided to the Group.

The Group has interests in three closed-ended investment funds managed by General Enterprise Management Services Limited. Mr Simon Murray, a non-executive director of the Company, has an effective interest of 25 per cent in this investment management company. The cash invested during the year, net of capital refunds and distributions was € 2 million.

On 28 February 2006, the Group committed to invest US$ 65 million in a subsidiary company, Atelier Fund, LLC, a limited liability investment company specialising in high potential brand/retail opportunities in the luxury sector. Ms Martha Wikstrom, a non-executive director of the Company, holds a one third interest in Atelier Management, LLC, the managing company of this investment fund.

During the year, fees of € 2 million were paid to the managing company. As detailed in note 29 the Group acquired a controlling interest in a company in which a non-controlling interest is held by Ms Martha Wikstrom and other members of the Atelier Management, LLC.

(e) Key management compensation

	2007 € m	2006 € m
Salaries and other short-term employee benefits	21	27
Long-term employee benefits	3	–
Termination benefits	2	2
Post-employment benefits	3	3
Unit option expense	15	19
	44	51

31. Share-based payment

Unit option scheme

The Group has a long-term unit-based compensation plan whereby executives are awarded options to acquire units at a predetermined price. Awards under the unit option scheme vest over periods of three to eight years and have expiry dates, the date after which unexercised options lapse, of between five and 13 years from the date of grant. The executive must remain in the Group's employ until vesting.

A reconciliation of the movement in the number of awards granted to executives is as follows:

	Weighted average exercise price in CHF per unit	Number of options
Balance at 1 April 2005	25.78	28 714 167
Awarded	41.25	4 475 100
Exercised	24.68	(5 793 352)
Lapsed	27.68	(741 751)
Balance at 31 March 2006	28.56	26 654 164
Awarded	53.10	3 343 800
Exercised	23.18	(5 405 424)
Lapsed	32.44	(533 017)
Balance at 31 March 2007	33.10	24 059 523

Of the total options outstanding at 31 March 2007, options in respect of 5 232 751 units had vested and were exercisable (2006: 4 423 590 units).

The weighted average unit price at the date of exercise for options exercised during the year was CHF 63.28 (2006: CHF 50.81).

The following information applies to options outstanding at the end of each year:

	Exercise price	Weighted average exercise price	Number of options	Weighted average remaining contractual life
31 March 2007	CHF 20.00-22.10	CHF 20.10	3 732 427	5.2 years
	CHF 24.25	CHF 24.25	4 674 963	3.0 years
	CHF 29.10-33.55	CHF 31.74	8 101 533	6.3 years
	CHF 41.25	CHF 41.25	4 230 600	7.2 years
	CHF 53.10	CHF 53.10	3 320 000	8.2 years
31 March 2006	CHF 20.00-22.10	CHF 20.06	6 547 085	6.2 years
	CHF 24.25	CHF 24.25	6 839 812	4.1 years
	CHF 29.10-34.85	CHF 31.95	8 862 067	7.3 years
	CHF 41.25	CHF 41.25	4 405 200	8.2 years

The average fair value of options granted during the period determined using the binomial valuation model was CHF 18.89 (2006: CHF 14.25). The significant inputs into the model were the unit price of CHF 53.10 (2006: CHF 41.25) at the grant date, the exercise prices shown above, a standard deviation of expected unit price returns of 35.0 per cent (2006: 35.5 per cent), an expected option life of six to eight years, a dividend yield of 1.73 per cent (2006: 1.86 per cent) and a risk-free interest rate of 2.0 per cent to 2.5 per cent (2006: 1.4 per cent to 1.6 per cent). The volatility measured at the standard deviation of expected unit price returns is based on statistical analysis of daily unit prices over the last six to eight years.

The amount recognised in the income statement (before social security and taxes) for equity-settled share-based payment transactions was € 33 million (2006: € 36 million).

32. Joint ventures

The Group has the following interests in joint ventures:

- Richemont holds its interest in BAT through the joint venture R&R. The joint venture partner is Remgro Limited ('Remgro'). Remgro is considered to be a related party. Mr Johann Rupert, Executive Chairman, is also Chairman of Remgro.

  R&R holds 604 336 627 (2006: 604 336 627) ordinary shares in BAT, which represents 29.4 per cent (2006: 28.9 per cent) of the equity of BAT.

  Richemont owns two-thirds of the ordinary equity of R&R; Remgro holds the remaining one-third of the ordinary equity.

32. Joint ventures continued

In addition to its holding of the ordinary equity, Remgro holds 19 281 686 (2006: 19 281 686) R&R 2005 Participation Securities, which entitle it to the sole rights and benefits attached to 19 281 686 (2006: 19 281 686) ordinary shares in BAT held by R&R. In addition, the R&R 2005 Participation Securities entitle Remgro to receive the related BAT shares prior to any distribution to holders of R&R ordinary shares upon a liquidation of R&R. Richemont's effective interest in BAT ordinary shares, through R&R, therefore amounts to 390 036 627 (2006: 390 036 627) shares. At 31 March 2007, Richemont's interest in BAT amounted to 19.0 per cent (2006: 18.6 per cent) of the ordinary equity of BAT.

At the time of the formation of R&R, Richemont and Remgro also subscribed to non-interest bearing debentures issued by R&R. The debentures are convertible into ordinary shares in that company. During the year ended 31 March 2006, R&R repaid £ 285 million to Richemont in partial redemption of its holding of debentures. Although Remgro would have been entitled to redeem £ 142.5 million of its holding, no debentures held by Remgro were redeemed.

Should the R&R debentures ever be converted into ordinary shares in R&R, the parties have agreed that Richemont shall have the right to subscribe for ordinary shares in R&R or require Remgro to partially redeem its holding of debentures, such that Richemont will maintain its two-thirds holding of the ordinary equity of R&R, post conversion. Recognising Remgro's entitlement to the income earned by R&R on the funds which were retained by R&R rather than reimbursed to Remgro, R&R issued 2006 Participation Securities ('the 2006 PS's'). The 2006 PS's issued to Remgro entitle it, subject to a special dividend being declared by R&R, to receive a special dividend equal to the amount of interest that R&R earns on cash retained in the R&R structure. Upon a liquidation of R&R, the 2006 PS's entitle the holder only to repayment of the nominal value paid up for each 2006 PS. The 2006 PS's do not impact in any way on Richemont's interest in the underlying holding of BAT ordinary shares owned by R&R.

- Richemont holds an interest of 50 per cent in Laureus World Sports Awards Limited, a company registered in the UK. The company manages the Laureus World Sports Awards, which honour the achievements of the world's greatest sportsmen and women on an annual basis and contributes to the Laureus Sport for Good Foundation, a charity registered in the UK which oversees the activities of Laureus Sport for Good Foundations around the world. The Group's partner in Laureus World Sports Awards Limited is DaimlerChrysler AG.

The following amounts represent the Group's share of the assets and liabilities and results of the joint ventures and are included in the consolidated balance sheet and income statement. The figures are before elimination of intra-Group transactions and balances.

	2007 € m	2006 € m
Balance sheet		
Investments in associated undertaking	3 497	3 343
Current assets	6	5
Current liabilities	(160)	(152)
Non-current liabilities	(1)	(1)
	3 342	3 195

	2007 € m	2006 € m
Income statement		
Operating loss	(4)	(1)
Finance income	3	29
Share of post-tax profit of associated undertaking	539	486
Net profit	538	514

BAT has contingent liabilities as described in note 8.

33. Ultimate parent company

The directors regard Compagnie Financière Rupert, Bellevue, Geneva, Switzerland to be the Group's controlling party, as 50 per cent of the voting rights of the Company are held by that entity.

34. Post balance sheet events

A dividend of € 1.196 per unit is proposed for approval at the Annual General Meeting of Richemont SA, Luxembourg to be held in September 2007. Also, at the Annual General Meeting of the Company, to be held on Thursday, 13 September 2007, a dividend of € 0.054 per unit is proposed for approval. These financial statements do not reflect these dividends payable, which will be accounted for as an appropriation of retained earnings to be effected during the year ending 31 March 2008.

35. Principal Group companies

Details of principal companies within the Group:

Country of incorporation	Location	Name of company	Effective interest	Share capital (currency 000s)
Subsidiary undertakings				
China	Shanghai	Richemont Commercial Company Limited	100.0%	RMB 82 700
	Shanghai	Montblanc Commercial (China) Co. Limited	100.0%	RMB 40 000
	Shanghai	Alfred Dunhill (Shanghai) Trading Company Limited	100.0%	RMB 5 000
France	Paris	Cartier SA	100.0%	€ 24 392
	Paris	Chloé International SAS	100.0%	€ 6 000
	Paris	Lancel Sogedi SA	100.0%	€ 38 605
	Paris	Van Cleef & Arpels Holding France SAS	100.0%	€ 17 519
Germany	Münich	Richemont Northern Europe GmbH	100.0%	€ 13 064
	Glashütte	Lange Uhren GmbH	100.0%	€ 550
	Hamburg	Montblanc – Simplo GmbH	100.0%	€ 1 724
Hong Kong	Hong Kong	Richemont Asia Pacific Limited	100.0%	HK$ 2 500
Italy	Milan	Richemont Italia SpA	100.0%	€ 10 000
	Milan	Officine Panerai Marketing e Communicazione Srl	100.0%	€ 90
Japan	Tokyo	Richemont Japan Limited	100.0%	JPY 250 000
	Tokyo	Richemont F&A Japan Limited	100.0%	JPY 90 000
	Tokyo	Montblanc Japan Limited	100.0%	JPY 90 000
Luxembourg	Luxembourg	Richemont Finance SA	100.0%	€ 350 000
	Luxembourg	Richemont Luxury Group SA	100.0%	€ 3 000 000
Netherlands	Amsterdam	Cartier International BV	100.0%	€ 17 697
	Amsterdam	Montblanc International BV	100.0%	€ 2 886
Russia	Moscow	Limited Liability Company RLG	100.0%	RUR 50 000
Spain	Madrid	Richemont Iberia, SL	100.0%	€ 3 005
Switzerland	Geneva	Baume & Mercier SA	100.0%	CHF 100
	Geneva	Cartier SA	100.0%	CHF 1 000
	Geneva	Cartier International SA Genève	100.0%	CHF 500
	Villars-sur-Glâne	Richemont International SA	100.0%	CHF 1 007 500
	Schaffhausen	IWC International Watch Co. AG	100.0%	CHF 100
	Le Sentier	Manufacture Jaeger-LeCoultre SA	100.0%	CHF 100
	Le Locle	Montblanc Montre SA	100.0%	CHF 250
	La Côte-aux-Fées	Piaget SA	100.0%	CHF 128
	Geneva	Richemont Suisse SA	100.0%	CHF 4 850
	Geneva	Richemont Securities AG	100.0%	CHF 100
	Geneva	Vacheron & Constantin SA	100.0%	CHF 100
	Villars-sur-Glâne	Van Cleef & Arpels SA	100.0%	CHF 31 387
United Kingdom	London	Alfred Dunhill Limited	100.0%	£ 159 421
	London	Cartier Limited	100.0%	£ 4 200
	London	James Purdey & Sons Limited	100.0%	£ 6 635
	London	Richemont Holdings (UK) Limited	100.0%	£ 174 672
United States of America	Delaware	Richemont North America Inc.	100.0%	US$ 127 179
Joint venture – tobacco				
Luxembourg	Luxembourg	R&R Holdings SA (see note 32)	66.7%	£ 948 000
Associated undertaking – tobacco				Market capitalisation
United Kingdom	London	British American Tobacco plc*	19.0%	£ 32 658 million

* British American Tobacco ordinary shares are quoted on the London Stock Exchange (ISIN GB 0002875804)

Report of the Group auditors

To the General Meeting of Shareholders of Compagnie Financière Richemont SA, Bellevue, Geneva

As auditors of the Group, we have audited the consolidated financial statements, presented on pages 72 to 107 consisting of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated statement of cash flows and notes of Compagnie Financière Richemont SA for the year ended 31 March 2007.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

D Mason
Auditor in charge

C Pointet

Geneva, 23 May 2007

Income statement
for the year ended 31 March

	Note	2007 CHF m	2006 CHF m
Income			
Dividend income		315.6	280.6
Interest income		16.7	6.2
Other income		3.4	3.4
		335.7	290.2
Expenses			
General expenses	2	11.3	8.4
Profit before taxation		324.4	281.8
Taxation		1.7	0.5
Net profit		322.7	281.3

Balance sheet
at 31 March

	Notes	2007 CHF m	2006 CHF m
Long-term assets			
Investments	3	702.2	700.2
Property, plant and equipment		0.1	-
		702.3	700.2
Current assets			
Loans to Group companies		1 224.4	944.4
Debtors		0.6	0.2
Cash and cash equivalents		1.2	1.0
		1 226.2	945.6
		1 928.5	1 645.8
Shareholders' equity			
Share capital	4	574.2	574.2
Legal reserve	5	117.6	117.6
Reserve for own shares	6	98.0	153.8
Retained earnings	7	1 131.4	797.1
		1 921.2	1 642.7
Current liabilities			
Accrued expenses		1.1	1.2
Taxation		2.3	0.8
Loans from Group companies		1.5	0.7
		4.9	2.7
Long-term liabilities		2.4	0.4
		1 928.5	1 645.8

Notes to the financial statements
at 31 March 2007

Note 1 – Basis of preparation of the financial statements
The financial statements represent the financial position of Compagnie Financière Richemont SA ('the Company') at 31 March 2007 and the results of its operations for the year then ended, prepared in accordance with Swiss law.

Note 2 – General expenses
General expenses comprise the following:

	2007 CHF m	2006 CHF m
Personnel expenses	5.1	4.0
Other	6.2	4.4
	11.3	8.4

Note 3 – Investments
These comprise investments in wholly-owned subsidiary companies, which are stated at cost.

	2007 CHF m	2006 CHF m
Richemont SA, Luxembourg	700.0	700.0
Other investments	2.2	0.2
	702.2	700.2

Note 4 – Share capital

	2007 CHF m	2006 CHF m
522 000 000 'A' bearer shares with a par value of CHF 1.00 each, fully paid	522.0	522.0
522 000 000 'B' registered shares with a par value of CHF 0.10 each, fully paid	52.2	52.2
	574.2	574.2

Note 5 – Legal reserve
The legal reserve of CHF 117.6 million (2006: CHF 117.6 million) is not available for distribution.

Note 6 – Reserve for own shares
The reserve is created in respect of Richemont 'A' units purchased by a subsidiary company.

The Company and its subsidiaries did not purchase any 'A' units in the open market or from executives in 2007 or 2006.

During the year 5 348 888 'A' units (2006: 5 793 352 'A' units) were sold to executives under the Richemont unit option plan.

At 31 March 2007, following these transactions, subsidiary companies held 12 826 368 Richemont 'A' units (2006: 18 175 256 Richemont 'A' units) with a cost of € 263.9 million (2006: € 407.9 million). The reserve for own shares of CHF 98.0 million represents 25 per cent of this amount. The remaining 75 per cent is recorded in the balance sheet of Richemont SA.

A Richemont 'A' unit is composed of one 'A' bearer share issued by the Company and one participation certificate issued by Richemont SA. At the time of formation of Richemont, 25 per cent of the value of an 'A' unit was attributed to the 'A' bearer share issued by the Company and 75 per cent to the participation certificate issued by Richemont SA. In terms of the reserve for own shares established in respect of the units purchased, an amount of CHF 55.8 million has been transferred out of the reserve for own shares (2006: CHF 60.3 million). The remaining 75 per cent of the adjusted cost of units sold has been transferred out of a reserve for own participation certificates in the balance sheet of Richemont SA.

During the year a subsidiary company purchased call options to acquire 3 717 600 'A' units (2006: call options to acquire 1 000 000 'A' units were purchased) in order to hedge obligations under the Richemont unit option plan. No part of these option contracts was exercised in 2007 or 2006.

Note 7 – Retained earnings

	2007 CHF m	2006 CHF m
Balance at 1 April of prior year retained earnings	797.1	491.0
Dividend paid	(44.2)	(35.5)
Net transfer from reserve for own shares	55.8	60.3
Balance at 1 April, after appropriations	808.7	515.8
Net profit	322.7	281.3
Balance at 31 March	1 131.4	797.1

Note 8 – Contingent liabilities

At 31 March 2007 the Company had given no guarantees, nor at 31 March 2006.

The directors believe that there are no contingent liabilities.

Note 9 – Significant shareholders

Pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company received formal notification in December 2000 from Compagnie Financière Rupert that it held 522 000 000 'B' registered shares, representing 50.0 per cent of the voting rights in the Company. In addition, Compagnie Financière Rupert has indicated that parties related to it held or controlled 160 694 'A' bearer shares (either directly or through the medium of South African Depository Receipts), representing 0.02 per cent of the voting rights in the Company as at 31 March 2007.

Also pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company received formal notification in May 2006 from Public Investment Corporation Limited, Pretoria, which invests funds on behalf of South African public sector entities, that accounts under its management held Richemont South African Depository Receipts equivalent to 52 559 740 'A' bearer shares, representing 5.03 per cent of the voting rights in the Company. Subsequently, in January 2007, the Company received formal notification from Public Investment Corporation Limited, Pretoria, that its interest in Richemont South African Depository Receipts held in accounts under its management had reduced to 4.99 per cent of the voting rights in the Company.

Richemont Securities AG, a wholly-owned subsidiary of the Company, acts as depository in respect of Richemont South African Depository Receipts ('DRs'), which are traded on the JSE Limited (the Johannesburg Stock Exchange). DRs trade in the ratio of ten DRs to each Richemont 'A' unit. In its capacity as depository and on behalf of the holders of DRs, Richemont Securities AG holds one 'A' unit in safe custody for every ten DRs in issue. Richemont Securities AG's interest in Richemont 'A' units is therefore non-beneficial in nature.

All dividends attributable to the 'A' units held in safe custody are remitted by Richemont Securities AG individually to holders of DRs and Richemont Securities AG acts as the approved representative of DR holders in voting at shareholders' meetings of the Company. DR holders may provide Richemont Securities AG with voting instructions as to their holdings of DRs and Richemont Securities AG may only vote on behalf of those DR holders from whom it has received such instructions.

At 31 March 2007, Richemont Securities AG held 177 707 518 Richemont 'A' units (2006: 187 289 151 units), representing some 34 per cent (2006: 36 per cent) of the 'A' units, in safe custody in respect of DRs in issue.

Proposal of the Board of Directors for the appropriation of retained earnings
at 31 March 2007

	CHF m
Available retained earnings	
Balance at 1 April 2006	797.1
Dividend paid	(44.2)
Net transfer from reserve for own shares	55.8
Net profit	322.7
	1 131.4

Proposed appropriation
The proposed dividend payable to Richemont unitholders will be € 0.054 per Richemont unit. This is equivalent to € 0.054 per 'A' bearer share in the Company and € 0.0054 per 'B' registered share in the Company. It will be payable to Richemont unitholders on 17 September 2007 in respect of coupon number 8, free of charges but subject to Swiss withholding tax at 35 per cent, at the banks designated as paying agents.

The Swiss franc equivalent to be charged to retained earnings will be calculated at the euro/Swiss franc exchange rate prevailing at the date of the shareholders meeting at which the dividend is approved. The available retained earnings remaining after deduction of the dividend amount will be carried forward to the following business year.

The Board of Directors

Geneva, 23 May 2007

Report of the statutory auditors

Report of the statutory auditors to the general meeting of Compagnie Financière Richemont SA, Geneva

As statutory auditors, we have audited the accounting records and the financial statements, presented on pages 109 to 112 (balance sheet, income statement and notes) of Compagnie Financière Richemont SA for the year ended 31 March 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

C Pointet
Auditor in charge

D Mason

Geneva, 23 May 2007

Balance sheet
as at 31 March 2007

	Notes	2007 € m	2006 € m
Assets			
Fixed assets			
Shares in affiliated undertakings	*2.2.1, 4*	**2 670.9**	3 206.7
Current assets			
Amounts owed by affiliated undertakings	*3*		
– becoming due and payable after more than one year		**2 026.0**	1 178.0
Cash at bank, cash in postal cheque accounts, cheques and cash in hand		**33.8**	187.7
Prepayments and accrued income		**0.1**	–
		2 059.9	1 365.7
Total assets		**4 730.8**	4 572.4

	Notes	2007 € m	2006 € m
Liabilities			
Capital and reserves			
Subscribed capital	*5*	**215.0**	215.0
Share premium account	*6*	**427.0**	427.0
Legal reserve	*8*	**21.5**	21.5
Participation reserve	*7*	**645.0**	645.0
Reserve for own participation certificates	*9*	**194.8**	305.9
Profit or loss brought forward	*10*	**1 059.3**	569.2
Profit or loss for the financial year		**1 279.4**	1 162.9
		3 842.0	3 346.5
Creditors			
Amounts owed to affiliated undertakings	*3*		
– becoming due and payable after more than one year		**886.1**	1 224.8
Accruals and deferred income		**2.7**	1.1
		888.8	1 225.9
Total liabilities		**4 730.8**	4 572.4

Profit and loss account
for the year ended 31 March 2007

	2007 € m	2006 € m
Expenses		
Other operating expenses	**4.0**	4.1
Other taxes not shown under the above item	**0.9**	0.8
	4.9	4.9
Profit for the financial year	**1 279.4**	1 162.9
Total charges	**1 284.3**	1 167.8
Income		
Income from participating interests		
– derived from affiliated undertakings	**1 283.6**	1 164.3
Other interest receivable and similar income	**0.6**	3.4
Foreign exchange gain	**0.1**	0.1
Total income	**1 284.3**	1 167.8

The accompanying notes form an integral part of these financial statements.

Notes to the financial statements
as at 31 March 2007

Note 1 – General information
Richemont SA (hereafter 'the Company') was incorporated on 5 March 1979 and is organised under the laws of Luxembourg as a Société Anonyme for an unlimited period. The registered office of the Company is established in Luxembourg City, Luxembourg. The Company's financial year starts on 1 April and ends on 31 March of each year. The main activity of the Company is the holding of investments.

Based on the criteria defined by Luxembourg law, the Company is exempt from the obligation to draw up consolidated accounts and a consolidated management report for the year ended 31 March 2007. Therefore in accordance with the legal provisions the annual accounts were prepared on a non-consolidated basis in accordance with the law of 4 May 1984 for the approval of the Annual General Meeting of shareholders. Richemont SA is included in the consolidated financial statements of Compagnie Financière Richemont SA, forming the largest body of undertakings of which the Company forms a part as a subsidiary undertaking. These accounts can be obtained from the registered office of that company at 50 Chemin de la Chênaie, 1293 Bellevue, Geneva, Switzerland.

Note 2 – Summary of significant accounting policies
2.1. Basis of preparation
The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements.

2.2. Significant accounting policies
The main valuation rules applied by the Company are the following:

2.2.1. Shares in affiliated undertakings
Shares in affiliated undertakings are stated at cost less amounts written off for diminutions in value which are considered by the directors to be of a permanent nature.

2.2.2. Foreign currency translation
Transactions expressed in currencies other than euro are translated at the exchange rate effective at the time of the transaction. Monetary assets and liabilities expressed in currencies other than euro are translated at the exchange rate ruling at the balance sheet date. The resulting exchange gains or losses are credited or charged to the profit and loss account in the relevant period.

Note 3 – Amounts owed by and to affiliated undertakings
The amounts owed by and to affiliated undertakings are interest free and are repayable on demand.

Note 4 – Shares in affiliated undertakings
The movements of the year are as follows:

	€ m
Gross book value – opening balance	3 206.7
Additions for the year	–
Disposals for the year	–
Reimbursement of capital	(535.8)
Gross book value – closing balance	2 670.9
Depreciation – opening balance	–
Depreciation for the year	–
Reversals for the year	–
Transfers for the year	–
Depreciation – closing balance	–
Net book value – closing balance	2 670.9
Net book value – opening balance	3 206.7

During the year, New RIH Holdings SA, a wholly-owned subsidiary, reimbursed GBP 300 000 000 of its share capital and GBP 73 666 229 of its share premium.

Undertakings in which the Company holds at least 20 per cent of their share capital are as follows:

Subsidiary	Registered office	Ownership %	Currency	Net equity at last balance sheet date in currency
R&R Holdings SA	Luxembourg	66.7%	GBP	1 613 666 000
Richemont Group Holdings Ltd	Jersey	100.0%	EUR	1 278 801 077
Richemont Holdings SA	Luxembourg	100.0%	EUR	798 426 010
Richemont Luxury Group SA	Luxembourg	100.0%	EUR	6 931 308 903
New RIH Holdings SA	Luxembourg	100.0%	GBP	1 079 582 000

Notes to the financial statements continued

Note 5 – Subscribed capital

	2007 € m	2006 € m
The subscribed capital amounts to EUR 215 000 000 and is divided into 1 914 000 shares, fully paid with no par value.	**215.0**	215.0

Note 6 – Share premium account

The general reserve amounting to € 427.0 million (2006: € 427.0 million) is available for distribution subject to the approval of the shareholders.

Note 7 – Participation reserve

	2007 € m	2006 € m
Reserve established in respect of 574 200 000 participation certificates with no par value.	**645.0**	645.0

The Company has set aside a participation reserve amounting to € 645.0 million and issued, in respect of this reserve, 522 000 000 (2006: 522 000 000) bearer participation certificates with no par value and 52 200 000 (2006: 52 200 000) registered participation certificates with no par value. Bearer and registered participation certificates have identical rights.

Note 8 – Legal reserve

The legal reserve amounting to € 21.5 million (2006: € 21.5 million) is not available for distribution.

Note 9 – Reserve for own participation certificates

The reserve is created in respect of Richemont 'A' units purchased by a subsidiary company.

Richemont did not purchase any 'A' units in the open market or from executives in 2007 or 2006.

During the year, 5 348 888 'A' units (2006: 5 793 352 'A' units) were sold to executives under the Richemont unit option plan.

At 31 March 2007, following these transactions, Richemont held 12 826 368 Richemont 'A' units (2006: 18 175 256 Richemont 'A' units) with a cost of € 263.9 million (2006: € 407.9 million). The reserve for own participation certificates of € 194.8 million represents 75 per cent of this amount. The remaining 25 per cent is recorded in the balance sheet of Compagnie Financière Richemont SA.

A Richemont 'A' unit is composed of one 'A' bearer share issued by Compagnie Financière Richemont SA and one participation certificate issued by the Company. At the time of formation of Richemont, 25 per cent of the value of an 'A' unit was attributed to the 'A' bearer share issued by Compagnie Financière Richemont SA and 75 per cent to the participation certificate issued by the Company. In terms of the reserve for own participation certificates established in respect of the units purchased, an amount of € 111.1 million, being 75 per cent of the cost of units sold to Group executives during the year, has been transferred out of the reserve for own participation certificates (2006: € 113.8 million). The remaining 25 per cent of the cost of units sold has been transferred out of a reserve for own shares in the balance sheet of Compagnie Financière Richemont SA.

Note 10 – Profit or loss brought forward

	2007 € m	2006 € m
Opening balance as at 1 April	**569.2**	233.7
Result from prior year	**1 162.9**	954.5
Dividend paid on share capital	**(198.8)**	(181.6)
Dividend paid on participation reserve	**(585.1)**	(551.2)
Balance after appropriation	**948.2**	455.4
Net transfer from reserve for own participation certificates	**111.1**	113.8
Balance at 31 March	**1 059.3**	569.2

Note 11 – Contingent liabilities

At 31 March 2007 the Company had given guarantees totalling € 74.8 million (2006: € 76.7 million) to cover obligations of various Group companies amounting to € 4.0 million (2006: € 21.8 million). The Company does not foresee any liability arising under these guarantees and, therefore, no provision has been made.

The directors believe that there are no other contingent liabilities.

Proposal of the board of directors for the appropriation of retained earnings
as at 31 March 2007

	€ m
Available retained earnings	
Profit and loss brought forward	948.2
Net transfer from reserve for own participation certificates	111.1
Net profit for the year	1 279.4
	2 338.7

Proposed appropriation
The proposed dividend on the share capital will be payable to Compagnie Financière Richemont SA, Bellevue, Geneva.

The proposed dividend on the participation reserve amounts to an ordinary dividend of € 0.596 per participation certificate and a special dividend of € 0.60 per participation certificate. It will be payable to Richemont unitholders on 17 September 2007 in respect of coupon number 9, free of charges and with no withholding tax deduction at the banks designated as paying agents.

The Board of Directors

Luxembourg, 21 May 2007

Independent Auditor's report

To the Shareholders of
Richemont SA, Luxembourg

Report on the annual accounts
We have audited the accompanying annual accounts of Richemont SA, which comprise the balance sheet as at 31 March 2007, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' responsibility for the annual accounts
The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the 'Institut des Réviseurs d'Entreprises'. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the Auditor's judgement, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these annual accounts give a true and fair view of the financial position of Richemont SA as of 31 March 2007, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

PricewaterhouseCoopers Sàrl
Réviseur d'entreprises
Represented by Luc Henzig

Luxembourg, 21 May 2007

Income statement

	SWISS GAAP ARR		IFRS		
	2003 €m	2004 €m	2005 €m	2006 €m	2007 €m
Sales	3 651	3 375	3 671	4 308	4 827
Cost of sales	(1 367)	(1 283)	(1 415)	(1 588)	(1 753)
Gross profit	2 284	2 092	2 256	2 720	3 074
Net operating expenses	(2 025)	(1 796)	(1 771)	(2 007)	(2 174)
Operating profit	259	296	485	713	900
Finance (costs)/income	(56)	6	(48)	5	31
Profit before taxation	203	302	437	718	931
Taxation	(50)	(64)	(97)	(130)	(158)
Profit after taxation	153	238	340	588	773
Minority interests	3	–	(2)	(2)	(1)
Net profit of the parent and its subsidiaries	156	238	338	586	772
Share of results of associated undertakings	486	422	474	526	578
Tobacco	486	422	474	526	577
Other	–	–	–	–	1
Attributable net profit – underlying basis	642	660	812	1 112	1 350
Gross profit margin	62.6%	62.0%	61.5%	63.1%	63.7%
Operating profit margin	7.1%	8.8%	13.2%	16.6%	18.6%
Effective taxation rate	24.6%	21.2%	22.2%	18.1%	17.0%

Basis of preparation

The income statement is presented on an underlying basis. Under Swiss GAAP ARR, the underlying basis excludes the effect of exceptional items and goodwill amortisation. Under IFRS, the underlying basis excludes the effect of disposal gains, restructuring charges and similar items identified in the financial review. A reconciliation to the results presented on a reported basis is given on page 120 of this report.

Analysis of sales

	SWISS GAAP ARR		IFRS		
	2003 €m	2004 €m	2005 €m	2006 €m	2007 €m
Sales by product line					
Jewellery	837	789	844	1 011	1 146
Watches	1 705	1 560	1 750	2 053	2 263
Leather goods	270	240	258	353	463
Writing instruments	277	273	297	326	373
Clothing and other	562	513	522	565	582
	3 651	3 375	3 671	4 308	4 827
Sales by geographic region					
Europe	1 558	1 458	1 580	1 811	2 042
Asia-Pacific	695	637	755	899	1 070
Americas	693	655	697	875	984
Japan	705	625	639	723	731
	3 651	3 375	3 671	4 308	4 827
Sales by distribution channel					
Retail	1 496	1 392	1 509	1 762	2 009
Wholesale	2 155	1 983	2 162	2 546	2 818
	3 651	3 375	3 671	4 308	4 827

Five year record continued

Consolidated income statement

	SWISS GAAP ARR		IFRS		
	2003 €m	2004 €m	2005 €m	2006 €m	2007 €m
Reconciliation of attributable net profit					
As reported	728	320	1 212	1 094	**1 328**
Goodwill amortisation	186	196	–	–	–
Share of BAT exceptional items	–	144	(324)	40	**38**
Gain arising on BAT preference shares	(301)	–	–	–	–
Write down of Hanover Direct preference shares	29	–	–	–	–
Gain on partial disposal of share of BAT	–	–	(76)	–	–
Net disposal gains reported in subsidiaries	–	–	–	(22)	**(16)**
On an underlying basis	642	660	812	1 112	**1 350**

Per unit information

	SWISS GAAP ARR		IFRS		
	2003	2004	2005	2006	2007
Earnings per unit as reported					
– basic	€ 1.309	€ 0.582	€ 2.212	€ 1.978	**€ 2.366**
– fully diluted	€ 1.307	€ 0.578	€ 2.185	€ 1.951	**€ 2.331**
Earnings per unit on an underlying basis					
– basic	€ 1.155	€ 1.200	€ 1.482	€ 2.010	**€ 2.405**
– fully diluted	€ 1.153	€ 1.193	€ 1.464	€ 1.983	**€ 2.369**
Ordinary dividend per unit	€ 0.320	€ 0.400	€ 0.500	€ 0.600	**€ 0.650**
Special dividend per unit	–	–	€ 0.500	€ 0.500	**€ 0.600**
Closing market price					
Highest price	CHF 41.25	CHF 34.60	CHF 38.40	CHF 63.20	**CHF 72.60**
Lowest price	CHF 18.45	CHF 17.70	CHF 29.95	CHF 35.30	**CHF 50.50**

Cash flow from operations

	SWISS GAAP ARR		IFRS		
	2003 €m	2004 €m	2005 €m	2006 €m	2007 €m
Operating profit	259	296	561	741	**916**
Depreciation and other non-cash items	228	151	57	159	**175**
(Increase)/decrease in working capital	69	114	(137)	(126)	**(121)**
Cash inflow from operating activities	556	561	481	774	**970**
Capital expenditure – net	(180)	(118)	(127)	(189)	**(221)**
Net cash inflow from operating activities	376	443	354	585	**749**

Exchange rates

	2003	2004	2005	2006	2007
Average rates					
€:US$	0.9947	1.1754	1.2589	1.2176	**1.2829**
€:Yen	121.03	132.63	135.18	137.70	**150.00**
€:CHF	1.4651	1.5459	1.5392	1.5508	**1.5871**
€:£	0.6429	0.6950	0.6821	0.6821	**0.6778**

Statutory information

COMPAGNIE FINANCIÈRE RICHEMONT SA

Registered office:	50 chemin de la Chênaie 1293 Bellevue Geneva Switzerland Tel: +41 (0) 22 721 3500 Fax: +41 (0) 22 721 3550	**Auditors:**	PricewaterhouseCoopers SA 50 avenue Giuseppe-Motta 1202 Geneva Switzerland

Company Secretary:
Judith Sanders (to 30 April 2007)
Matthew Kilgarriff (from 1 May 2007)

RICHEMONT SA

Registered office:	35 boulevard Prince Henri L 1724 Luxembourg Tel: (+352) 22 42 10 Fax: (+352) 22 42 19	**Auditors:**	PricewaterhouseCoopers Sàrl 400 route d'Esch L 1471 Luxembourg

Company Secretary:
Judith Sanders (to 30 April 2007)
Matthew Kilgarriff (from 1 May 2007)

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary, Richemont SA, to form Richemont units. Richemont units are listed on the SWX Swiss Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX') and are included in the Swiss Market Index ('SMI') of leading stocks. The ISIN of Richemont 'A' units is CH0012731458 and the Swiss 'Valorennummer' is 1273145. South African depository receipts in respect of Richemont units are traded on the Johannesburg Stock Exchange operated by JSE Limited (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ').

Internet: www.richemont.com
investor.relations@richemont.com
secretariat@richemont.com

Notice of meeting

The Annual General Meeting of shareholders of Compagnie Financière Richemont SA will be held at 10:00 am at the Company's headquarters, 50 chemin de la Chênaie, 1293 Bellevue, Geneva on Thursday, 13 September 2007.

AGENDA

1. Business Report

The Board of Directors proposes that the General Meeting, having taken note of the reports of the auditors, approve the consolidated financial statements of the Group, the financial statements of the Company and the directors' report for the business year ended 31 March 2007.

2. Appropriation of profits

At 31 March 2007, the retained earnings available for distribution amounted to CHF 1 131 366 660. The Board of Directors proposes that a dividend of € 0.054 be paid per Richemont unit. This is equivalent to € 0.054 per 'A' bearer share in the Company and € 0.0054 per 'B' registered share in the Company. In euro terms this represents a maximum dividend payable of € 31 006 800, subject to a waiver by Richemont Employee Benefits Limited of its entitlement to receive dividends on an estimated 16 million Richemont 'A' units held in treasury. The Swiss franc equivalent of the dividend payable will be calculated using the euro/Swiss franc exchange rate prevailing at the date of the Annual General Meeting. The Board of Directors proposes that the remaining available retained earnings of the Company at 31 March 2007 after payment of the dividend be carried forward to the following business year.

3. Discharge of the Board of Directors

The Board of Directors proposes that its members be discharged from their obligations in respect of the business year ended 31 March 2007.

4. Election of the Board of Directors

The Board of Directors proposes that the following members be re-elected to serve for a further term of one year: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Ruggero Magnoni, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Jan Rupert, Prof Jürgen Schrempp and Martha Wikstrom. The Board further proposes that Mrs Anson Chan be elected to the Board. Mrs Chan's biographical details can be found in the Corporate Governance Report on page 58 of the Annual Report.

5. Election of the Auditors

The Board of Directors proposes that PricewaterhouseCoopers be re-appointed for a further term of one year as auditors of the consolidated financial statements of the Group and of the financial statements of the Company.

The financial statements of the Group and of the Company along with the related reports of the auditors together with the directors' report for the year ended 31 March 2007 will be available for inspection at the registered office of the Company from 13 August 2007 onwards. A copy of the financial statements, reports of the auditors and the directors' report, which are contained in the Richemont Annual Report 2007, will be sent to shareholders upon request.

Cards for admission to the Annual General Meeting together with voting forms should be obtained by holders of bearer shares, upon deposit of their share certificates, from any branch of the following banks up to 7 September 2007: UBS AG, Lombard Odier Darier Hentsch & Cie, Bank J Vontobel & Co AG and Pictet & Cie. Admission cards will not be issued by the Company itself.

Deposited shares will be blocked until the close of the meeting. No admission cards will be issued on the day of the meeting itself.

A shareholder may appoint a proxy, who need not be a shareholder, as his or her representative at the meeting. Forms of proxy are provided on the reverse of the admission cards. In accordance with Swiss law, each shareholder may be represented at the meeting by the Company, by a bank or similar institution or by Maître Françoise Demierre Morand, Etude Gampert & Demierre, Notaires, 19 rue Général-Dufour, 1211 Geneva, as independent representative of the shareholders. Unless proxies include explicit instructions to the contrary, voting rights will be exercised in support of the proposals of the Board of Directors. Proxy voting instructions must be received by the Company or the independent representative by Friday, 7 September 2007.

The meeting will be held in English with a simultaneous translation into French.

Depository agents, as defined in Article 689d of the Swiss Company Law, are requested to indicate to the Company, as soon as possible and in any event to the admission control prior to the commencement of the meeting, the number and par value of the shares they represent together with the reference numbers of the relevant admission cards. Institutions subject to the Swiss Federal Act on Banks and Savings Banks of 8 November 1934 and professional fund managers and trustees may be considered as depository agents.

For the Board of Directors:

JOHANN RUPERT	NORBERT PLATT
EXECUTIVE CHAIRMAN	GROUP CHIEF EXECUTIVE OFFICER


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